SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PRESENTATION OF FINANCIAL STATEMNTS

(a) Management´s report on internal controls over financial reporting

The management of Braskem S.A.("Braskem" or the "Company"), including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined on article 13a-15 (f) according “Exchange Act” of United States of America.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards - “IFRS” issued by International Accounting Standards Board - “IASB”. The Company´s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company´s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Braskem’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2013 based on the criteria established in Internal Control – “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO” 1992) and, based on such criteria, Braskem´s management has concluded that, as of December 31, 2013, the Company´s internal control over financial reporting is effective.

(b)  Attestation report of the registered public accounting firm.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

February 13, 2014

By: /s/ Carlos Jose Fadigas de Souza Filho	/s/ Mario Augusto da Silva
Name: Carlos José Fadigas de Souza Filho	Name: Mario Augusto da Silva
Title: Chief Executive Officer	Title: Chief Financial Officer

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Braskem  S.A.

In our opinion, the accompanying consolidated balance sheets and the related statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, 2012 and 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Salvador, February 13, 2014

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 “S” BA

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais

Assets	Note	2013	2012
	2.1.1(a)		Revised
Current assets
Cash and cash equivalents	7	4,335,859	3,287,622
Financial investments	8	86,719	172,146
Trade accounts receivable	9	2,810,520	2,326,480
Inventories	10	5,033,593	4,102,055
Taxes recoverable	12	2,237,213	1,476,211
Dividends and interest on capital		150	2,645
Prepaid expenses		62,997	54,013
Related parties	11	124,487	13,912
Insurance claims	14	27,691	160,981
Other receivables	15	240,218	818,434

		14,959,447	12,414,499

Non-current assets held for sale	1(b)(xxxi); 2.1.1(b)	37,681	277,828

		14,997,128	12,692,327

Non-current assets
Financial investments	8	20,779	34,489
Trade accounts receivable	9	61,875	37,742
Advances to suppliers	10	116,714
Taxes recoverable	12	1,285,990	1,527,134
Deferred income tax and social contribution	23	2,653,606	2,062,009
Judicial deposits	13	209,910	179,618
Related parties	11	133,649	127,627
Insurance claims	14	139,497	47,255
Other receivables	15	278,871	218,279
Investments in subsidiaries and jointly-controlled investments	16	115,385	118,787
Other investments		6,501	6,948
Property, plant and equipment	17	25,413,548	21,176,785
Intangible assets	18	2,912,630	2,940,966

		33,348,955	28,477,639

Total assets		48,346,083	41,169,966

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at December 31 All amounts in thousands of reais	Continued

Liabilities and shareholders' equity	Note	2013	2012
	2.1.1(a)		Revised
Current liabilities
Trade payables		10,421,687	8,897,597
Borrowings	19	1,248,804	1,836,028
Project finance	20	25,745
Derivatives operations	21.2	95,123	293,378
Payroll and related charges		490,816	349,176
Taxes payable	22	445,424	342,789
Dividends and interest on capital		131,799	5,369
Advances from customers	27	297,403	237,504
Sundry provisions	24	105,856	52,264
Post-employment benefits	26	158,137	147,175
Other payables	28	174,007	385,577

		13,594,801	12,546,857

Non-current liabilities held for sale	2.1.1(b)		109,770

		13,594,801	12,656,627

Non-current liabilities
Borrowings	19	17,353,687	15,675,610
Project finance	20	4,705,661
Derivatives operations	21.2	396,040
Taxes payable	22	902,875	1,164,753
Long-term incentives	25	9,274	10,405
Deferred income tax and social contribution	23	2,393,698	2,138,622
Post-employment benefits	26	44,054	36,602
Advances from customers		152,635	204,989
Sundry provisions	24	449,694	363,411
Other payables	28	662,330	266,963

		27,069,948	19,861,355

Shareholders' equity	30
Capital		8,043,222	8,043,222
Capital reserve		232,430	797,979
Revenue reserves		410,149
Other comprehensive income		(1,092,691)	337,411
Treasury shares		(48,892)	(48,892)
Accumulated loss			(565,549)

Total attributable to the Company's shareholders		7,544,218	8,564,171

Non-controlling interest	2.1.2	137,116	87,813

		7,681,334	8,651,984

Total liabilities and shareholders' equity		48,346,083	41,169,966

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations

Years ended December 31

All amounts in thousands of reais

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Continued operations
Net sales revenue	32	40,969,490	36,160,327	33,086,506
Cost of products sold		(35,820,761)	(32,709,068)	(29,264,970)

Gross profit		5,148,729	3,451,259	3,821,536

Income (expenses)
Selling and distribution		(1,000,749)	(990,365)	(820,015)
General and administrative		(1,077,934)	(1,071,029)	(1,008,067)
Research and development		(115,812)	(106,197)	(99,083)
Results from equity investments	16(c)	(3,223)	(25,807)	(1,043)
Results from business combination				30,045
Other operating income (expenses), net	34	(211,090)	333,457	2,861

Operating profit		2,739,921	1,591,318	1,926,234

Financial results	35
Financial expenses		(2,549,111)	(3,926,209)	(3,560,533)
Financial income		773,138	531,928	759,078

		(1,775,973)	(3,394,281)	(2,801,455)

Profit (loss) before income tax and
social contribution		963,948	(1,802,963)	(875,221)

Current and deferred income tax and social contribution	23	(456,910)	783,111	359,505
		(456,910)	783,111	359,505

Profit (loss) for the period of continued operations		507,038	(1,019,852)	(515,716)

Discontinued operations results	5
Profit from discontinued operations			424,860	28,280
Current and deferred income tax and social contribution			(143,313)	(711)
			281,547	27,569

Profit (loss) for the year		507,038	(738,305)	(488,147)

Attributable to:
Company's shareholders		509,697	(731,143)	(496,450)
Non-controlling interest	2.1.2	(2,659)	(7,162)	8,303

Profit (loss) for the year		507,038	(738,305)	(488,147)

                The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of comprehensive income Years ended December 31 All amounts in thousands of reais, except earnings (loss) per share	Continued

		Note	2013	2012	2011
		2.1.1(b)		Revised	Revised

Profit (loss) for the year			507,038	(738,305)	(488,147)

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge			(127,520)	16,238	45,034
Income tax and social contribution			40,120	(5,522)	(2,458)
			(87,400)	10,716	42,576

Exchange variation of foreign sales hedge		21.2.1(b.iii)	(2,303,540)	-
Income tax and social contribution			783,204	-
			(1,520,336)	-	-

Foreign currency translation adjustment			221,270	78,780	56,809

Total			(1,386,466)	89,496	99,385

Items that will not be reclassified to profit or loss
Deemed cost of jointly-controlled investment					22,079
Defined benefit plan actuarial (loss) gain			169	(18,204)
Income tax and social contribution			-	6,388

Total			169	(11,816)	22,079

Total other comprehensive income (loss)			(1,386,297)	77,680	121,464

Total comprehensive income (loss) for the year			(879,259)	(660,625)	(366,683)

Attributable to:
Company's shareholders - continued operations			(890,241)	(952,128)	(404,733)
Company's shareholders - discontinued operations			-	281,547	27,569
Non-controlling interest			10,982	9,956	10,481

Total comprehensive income (loss) for the year			(879,259)	(660,625)	(366,683)

			2013	2012	2011

		Note	Basic and diluted	Basic and diluted	Basic and diluted
		2.1.1(b)		Revised	Revised
Profit (loss) per share attributable to the shareholders of the Company
of continued operations at the end of the year (R$)		31
Earnings per share - common		0	0.6403	(1.2718)	(0.6566)
Earnings per share - preferred shares class "A"		0	0.6403	(1.2718)	(0.6566)
Earnings per share - preferred shares class "B"			0.6062
		0
Profit (loss) per share attributable to the shareholders of the Company		0
of discontinued operations at the end of the year (R$)		5
Earnings per share - common	0			0.3536	0.0346
Earnings per share - preferred shares class "A"	0			0.3536	0.0346
	0
Profit (loss) per share attributable to the shareholders of the Company	0
at the end of the year (R$)	0
Earnings per share - common	0		0.6403	(0.9182)	(0.6220)
Earnings per share - preferred shares class "A"	0		0.6403	(0.9182)	(0.6220)
Earnings per share - preferred shares class "B"	0		0.6062

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Attributed to shareholders' interest
				Revenue reserves							Total
						Unrealized	Additional	Other			Braskem		Total
			Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	Accumulated	shareholders'	Non-controlling	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	proposed	income	shares	loss	interest	interest	equity

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(59,271)		10,390,207	18,079	10,408,286

Comprehensive income for the period:
Loss for the period										(496,450)	(496,450)	8,303	(488,147)
Fair value of cash flow hedge, net of taxes								42,576			42,576		42,576
Foreign currency translation adjustment								54,631			54,631	2,178	56,809
								97,207		(496,450)	(399,243)	10,481	(388,762)

Equity valuation adjustments:
Deemed cost of jointly-controlled investment, net								22,079			22,079		22,079
Realization of deemed cost of jointly-controlled investment, net of taxes								(920)		920
Realization of additional property, plant and equipment price-level restatement, net of taxes								(27,236)		27,236
								(6,077)		28,156	22,079		22,079

Contributions and distributions to shareholders:
Capital increase from non-controlling interest												86,634	86,634
Payment of additional dividends proposed							(250,346)				(250,346)		(250,346)
Tax incentives					(800)						(800)		(800)
Gain (loss) on interest in subsidiary								3,106			3,106	(3,106)
Acquisition of non-controlling interest - Cetrel												103,503	103,503
Expired dividends / other										531	531	(269)	262
Absorption of losses						(496,455)				496,455
Additional dividends proposed						(482,593)	482,593
Repurchase of treasury shares									(946)		(946)		(946)
					(800)	(979,048)	232,247	3,106	(946)	496,986	(248,455)	186,762	(61,693)

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(60,217)	28,692	9,764,588	215,322	9,979,910

Comprehensive income for the period:
Loss for the period										(731,143)	(731,143)	(7,162)	(738,305)
Fair value of cash flow hedge, net of taxes								10,716			10,716		10,716
Foreign currency translation adjustment								61,662			61,662	17,118	78,780
								72,378		(731,143)	(658,765)	9,956	(648,809)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled investment, net of taxes								(952)		952
Realization of additional property, plant and equipment price-level restatement, net of taxes								(27,236)		27,236
Actuarial loss with post-employment benefits, net of taxes								(11,816)			(11,816)		(11,816)
								(40,004)		28,188	(11,816)		(11,816)

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting							(482,593)				(482,593)		(482,593)
Capital loss from non-controlling interest												(17,962)	(17,962)
Write-off non-controlling by investments sale												(125,420)	(125,420)
Loss on interest in subsidiary								(5,917)			(5,917)	5,917
Write-off gain on interest in subsidiary by sale								(4,632)			(4,632)		(4,632)
Repurchase of treasury shares									(36,694)		(36,694)		(36,694)
Cancellation of shares			(48,019)						48,019
Absorption of losses				(87,710)	(4,547)	(16,457)				108,714
			(48,019)	(87,710)	(4,547)	(16,457)	(482,593)	(10,549)	11,325	108,714	(529,836)	(137,465)	(667,301)

At December 31, 2012 (Revised)	2.1.1(a)	8,043,222	797,979					337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other			Braskem		Total
			Capital	Legal	Retained	dividends	comprehensive	Treasury	Accumulated	shareholders'	Non-controlling	shareholders'
	Note	Capital	reserve	reserve	earnings	proposed	income	shares	loss	interest	interest	equity

At December 31, 2012 (Revised)	2.1.1(a)	8,043,222	797,979				337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

Comprehensive income for the period:
Profit for the period									509,697	509,697	(2,659)	507,038
Exchange variation of foreign sales hedge, net of taxes							(1,520,336)			(1,520,336)		(1,520,336)
Fair value of cash flow hedge, net of taxes							(85,020)			(85,020)	(2,380)	(87,400)
Foreign currency translation adjustment							205,249			205,249	16,021	221,270
							(1,400,107)		509,697	(890,410)	10,982	(879,428)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled investment, net of taxes							(27,236)		27,236
Realization of additional property, plant and equipment price-level restatement, net of taxes							(967)		967
Actuarial loss with post-employment benefits, net of taxes							169			169		169
							(28,034)		28,203	169		169

Contributions and distributions to shareholders:
Absorption of losses	30		(565,549)						565,549
Capital loss from non-controlling interest											38,321	38,321
Loss on interest in subsidiary							(1,961)			(1,961)		(1,961)
Legal reserve				26,895					(26,895)
Mandatory minimum dividends									(127,751)	(127,751)		(127,751)
Additional dividends proposed						354,842			(354,842)
Retained earnings					28,412				(28,412)
			(565,549)	26,895	28,412	354,842	(1,961)		27,649	(129,712)	38,321	(91,391)

At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Profit (loss) before income tax and social contribution
and after of discontinued operations results		963,948	(1,378,103)	(846,941)

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion		2,056,088	1,924,265	1,723,420
Results from equity investments	16(c)	3,223	25,807	1,043
Interest and monetary and exchange variations, net		1,341,770	2,442,973	2,292,498
Other		9,175	294,199	2,678

		4,374,204	3,309,141	3,142,653

Changes in operating working capital
Held-for-trading financial investments		97,693	16,716	90,953
Trade accounts receivable		(492,851)	(625,130)	365,901
Inventories		(927,435)	(566,025)	(382,465)
Taxes recoverable		(448,378)	(458,763)	(311,021)
Prepaid expenses		(8,915)	49,707	(62,531)
Other receivables		(27,019)	(529,103)	(356,253)
Trade payables		742,649	2,165,530	1,325,977
Taxes payable		(127,443)	(430,789)	(52,134)
Long-term incentives		(1,131)	(4,808)	771
Advances from customers		6,344	206,044	187,306
Sundry provisions		139,858	94,382	(74,402)
Other payables		308,734	389,032	(212,133)

Cash from operations		3,636,310	3,615,934	3,662,622

Interest paid		(1,123,691)	(1,006,840)	(802,427)
Income tax and social contribution paid		(54,828)	(37,283)	(82,695)

Net cash generated by operating activities		2,457,791	2,571,811	2,777,500

Proceeds from the sale of fixed assets		2,576	115,846	23,958
Proceeds from the sale of investments		689,868
Cash effect of discontinued operations		9,985	(141,348)
Acquisitions of investments in subsidiaries and associates		(86)		(619,207)
Acquisitions to property, plant and equipment		(5,656,440)	(2,792,853)	(2,252,491)
Acquisitions of intangible assets		(25,748)	(15,734)	(11,474)
Held-for-maturity financial investments		25,645	(218)	(13,856)

Net cash used in investing activities		(4,954,200)	(2,834,307)	(2,866,470)

Short-term and long-term debt
Obtained borrowings		6,317,022	6,665,938	7,122,632
Payment of borrowings		(7,300,718)	(5,493,015)	(6,042,644)
Project finance	20
Obtained funds		4,562,343
Dividends paid		(35)	(482,051)	(664,851)
Non-controlling interests in subsidiaries		35,628	(20,295)	76,406
Repurchase of treasury shares			(36,694)	(946)
Other				4,147

Net cash provided by financing activities		3,614,240	633,883	494,744

Exchange variation on cash of foreign subsidiaries		(69,594)	(36,037)	(117,030)

Increase in cash and cash equivalents		1,048,237	335,350	288,744

Represented by
Cash and cash equivalents at the beginning for the period		3,287,622	2,952,272	2,698,075
Cash and cash equivalents at the end for the period		4,335,859	3,287,622	2,986,819

Increase in cash and cash equivalents		1,048,237	335,350	288,744

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

1                    Operations

Braskem S.A. together with its subsidiaries (hereinafter “Braskem” or “Company”) is a public corporation headquartered in Camaçari,, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 36 industrial units, 29 of which in the Brazilian states of Alagoas (“AL”), BA, Rio de Janeiro (“RJ”), Rio Grande do Sul (“RS”) and São Paulo (“SP”), 5 are located in the United States, in the states of Pennsylvania, Texas and West Virginia and 2 are located in Germany. These units produce thermoplastic resins – polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”), as well as basic petrochemicals - such as ethylene, propylene butadiene, toluene, xylene and benzene, as well as gasoline, diesel and LPG (Liquefied Petroleum Gas), and other petroleum derivatives.

Additionally, Braskem is also engaged in the import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air, industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as a partner or as shareholder.

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

The issue of these financial statements was authorized by the Company’s Board of Directors on February 12, 2014.

(a)               Significant operating events

(i)                 In 2012, Sunoco Chemicals, Inc. (“Sunoco”) formally informed the Management of Braskem America, Inc. (“Braskem America”) of its alternative plan to supply feedstock to the PP plant in Pennsylvania, after having announced in December 2011 the definitive shutdown of operations of its refinery. The definitive termination of the supply agreement occurred on June 8, 2012, upon payment of the respective compensation set forth in the contract, in the amount of R$235,962 (Note 34).

Despite the termination of the supply agreement, operations at the unit were maintained through other propylene supply sources.

Another important and fundamental step in maintaining the operations at the plant was the acquisition of a propylene splitter unit from Sunoco on June 29, 2012. This unit transforms refinery-grade propylene into polymer-grade propylene. With the acquisition, Braskem America expanded its supply sources, since the supply of refinery-grade propylene is more abundant in the U.S. market. This acquisition does not represent a business combination, since it does not meet the definitions required by IFRS 3.

(ii)               On August 17, 2012, the Company inaugurated, in Marechal Deodoro, Alagoas, a new plant with annual production capacity of 200 kton of PVC*, which expanded Braskem’s total installed capacity to 710 kton*. Total investment in the plant was approximately R$1 billion.

(iii)             On September 13, 2012, the Company inaugurated, in the Triunfo Petrochemical Complex in the state of RS, a new plant with annual production capacity of 103 kton of butadiene*, which expanded Braskem’s total installed capacity to 477 kton*. Total investment was approximately R$300 million.

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Corporate events

(i)                 On May 25, 2011, the Company entered into a private instrument for the purchase and sale of quotas by means of which all the quotas of the subsidiary ISATEC – Pesquisa, Desenvolvimento e Análises Ltda. (“ISATEC”) were sold for R$1,100.

(ii)               On July 7, 2011 the company Braskem America Finance Company (“Braskem America Finance”), a wholly-owned subsidiary of Braskem America, was incorporated for the purposes of raising funds in the international financial market.

(iii)             On July 29, 2011, Braskem increased the capital of many subsidiaries. The breakdown of the increases that were fully subscribed and paid up by Braskem is presented below:

	Capital	Number of
	Increase	share / quotas issued

Braskem Participações S.A. (“Braskem Participações”)	53	without the issue of new shares
Ideom Tecnologia Ltda. (“Ideom”)	23,701	23,700,974
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	35	18
IQ Soluções & Química S.A.(“Quantiq”)	61,100	without the issue of new shares
Rio Polímeros S.A. (“Riopol”)	14,108	without the issue of new shares
	98,997

(iv)             On August 25, 2011, Braskem Europe GmbH (“Braskem Alemanha”), a wholly-owned subsidiary of Braskem Netherlands B.V. (“Braskem Holanda”), was incorporated for the purpose of producing, trading, distributing, importing and exporting, research and development of chemical and petrochemical products, among other things. The assets acquired in the business combination of The Dow Chemical (“Dow Chemical”) in Germany were recorded in this subsidiary in October 2011 (Note 6).

(v)               On September 27, 2011, Braskem increased the capital of its subsidiary Braskem Holanda by R$415,168 (US$230 million) through the issue of 84,465,660 shares. A portion of this amount was used in the incorporation of Braskem Alemanha.

(vi)             On January 27, 2012, the controlling shareholder of Braskem, at the time, BRK Investimentos Petroquímicos S.A. (“BRK”) was proportionally spun-off. In the spin–off, a part of the shares issued by Braskem that were held by BRK was delivered to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”). With the spin-off, BRK became a wholly-owned subsidiary of Odebrecht Serviços e Participações (“OSP”) and maintained ownership of shares corresponding to 50.11% and 28.23% of the voting and total capital of Braskem, respectively. On the same date, the merger of Petrobras Química S.A. – Petroquisa (“Petroquisa”) into Petrobras was approved and Petrobras became the holder of 47.03% and 35.95% of the voting and total capital of Braskem, respectively.

(vii)           On February 27, 2012, the company Braskem International GmbH (“Braskem Áustria”) was incorporated with the purpose of holding equity interests in other companies, and conducting financial and commercial operations. The capital stock was fully paid up by the Braskem S.A., a sole partner, in the amount of R$81 (EUR$35 thousand).

(viii)         On February 28, 2012, the Extraordinary Shareholders’ Meeting (“ESM”) of the Braskem S.A. approved the merger of the subsidiary Ideom Tecnologia Ltda. (“Ideom”), based on its net book value as of December 31, 2011, in the amount of R$20,762, pursuant to the terms and conditions set forth in the protocol and justification dated February 6, 2012.

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

(ix)             On April 30, 2012, the capital stock of the subsidiaries Braskem Petroquímica S.A. (“Braskem Petroquímica”) and Rio Polímeros S.A. (“Riopol”) was increased in the amounts of R$649,639 and R$738,799, respectively, without the issue of new shares. The increases occurred through utilization of the balances recorded under advance for future capital increase.

(x)               On June 27, 2012, Braskem Áustria incorporated Braskem Petroquímica Ibérica, S.L. (“Braskem Espanha”), which has capital of R$8 (EUR$3 thousand). The purpose of this subsidiary is to hold equity interests in other companies.

(xi)             On June 30, 2012, BRK was merged into its parent company OSP, which changed its interest to 50.11% and 38.11% of the voting and total capital of the Braskem S.A., respectively, held directly and indirectly.

(xii)           On August 27, 2012, Braskem Áustria incorporated Braskem Áustria Finance GmbH (“Braskem Áustria Finance”), which has paid up capital of R$47 (EUR$18 thousand). The subsidiary’s purpose is to raise funds in international financial markets.

(xiii)         On September 3, 2012, a capital increase at the subsidiary Braskem Distribuidora Ltda. (“Braskem Distribuidora”) was approved, with the transfer of the facilities comprising the Water Treatment Unit (WTU) of the Basic Petrochemicals Unit at the Camaçari Petrochemical Complex (BA), in the amount of R$75,024, which corresponds to the residual book value of the assets in this unit, along with the change in the type of company to a corporation operating under the new corporate name of Braskem Distribuidora S.A.

(xiv)         On November 5, 2012, in an ESM, approval was given for the increase in the capital stock of the subsidiary Braskem Idesa S.A.P.I. (“Braskem Idesa”), in the amount of R$41,573 (MXN$266.666 thousand), through the issue of 86,052 Class “A” shares, which was fully paid in by the Braskem S.A.. Subsequently, part of the capital was returned to the non-controlling shareholder, which resulted in an increase in the interest held by the Braskem S.A. in the capital stock of Braskem Idesa, from 65% to 75%.

(xv)           On November 9, 2012, the ESM approved the change in the company name of Braskem Distribuidora to Distribuidora de Águas Camaçari S.A. (“Braskem Distribuidora”).

(xvi)         On December 11, 2012, through a series of corporate decisions, the subsidiary Braskem America became a wholly owned subsidiary of Braskem Europe GmbH (“Braskem Alemanha”).

(xvii)       On December 17, 2012, the ESM approved the change in the type of company of Braskem Petroquímica S.A. to a limited liability company, with the new corporate name Braskem Petroquímica Ltda. (“Braskem Petroquímica”).

(xviii)     On December 28, 2012, Braskem S.A. and Braskem Participações S.A. (“Braskem Participações”) entered into a private instrument for the purchase and sale of shares through which it sold all shares of the subsidiary Braskem Distribuidora (Note 5).

(xix)         On December 28, 2012, Braskem S.A. entered into a private instrument for the purchase and sale of shares through which it sold its interest in the subsidiary Cetrel S.A. (“Cetrel”) (Note 5).

(xx)           Braskem and Petroquímica de Venezuela S.A. (“Pequiven”) decided to concentrate their estimated investments in Venezuela in the jointly-controlled company Polipropileno Del Sur (“Propilsur”). As a result of this decision, the shareholders meeting held in 2012 decided to withdraw the interest held by Braskem in the jointly-controlled company Polietilenos de America (“Polimerica”).

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

(xxi)         On January 24, 2013, Braskem Participações acquired from Braskem Chile Ltda. (“Braskem Chile”), 215,552 common shares issued by Braskem Argentina S.A. (“Braskem Argentina”) for CLP$21,667 thousand.

(xxii)       On May 15, 2013 the ESM approved the increase in the capital stock of the subsidiary Braskem Idesa, without the issue of new shares, in the amount of R$141,620 (MXN$850,061 thousand), through capital injection of R$106,214 (MXN$637,546 thousand) by the Braskem S.A. and R$35,406 (MXN$212,515 thousand) by the non-controlling shareholder.

(xxiii)     On July 1, 2013, Braskem S.A. acquired 2 thousand common shares of Odebrecht Comercializadora de Energia S.A. (“OCE”), equivalent to 20% of the capital of that company, whose main corporate purpose is to buy and sell energy in the spot market. Due to the provisions in the shareholders' agreement, OCE was classified as a jointly-controlled investment.

(xxiv)     On August 30, 2013, the ESM approved the merger of Riopol with Braskem Qpar S.A. (“Braskem Qpar”) and the increase in its capital from R$4,252,353 to R$7,131,165, through the issue of 293,604,915 common shares.

(xxv)       On September 19, 2013, the Braskem S.A. and Braskem Austria acquired the shares issued by Braskem Mexico and held by Braskem Participações and Braskem Importação e Exportação Ltda. (“Braskem Importação”) for R$1,803 and R$1, respectively.

(xxvi)     On November 1, 2013, approval was given to increase the capital of the subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) through the transfer of assets of the WTU at the Basic Petrochemicals Unit in the Triunfo Petrochemical Complex in RS, amounting to R$37,561, after which the capital increased from R$5 to R$37,566.

(xxvii)   On November 21, 2013, Braskem Mexico constituted Braskem Mexico Servicios S. de R. L. de C.V. (“Braskem Mexico Serviços”), whose capital amounts to MXN$3 thousand. The purpose of this subsidiary is to provide services to Braskem Mexico.

(xxviii) On November 27, 2013, Common Industries Ltd. (“Common”) repurchased 49,995 of its shares held by Braskem Qpar for US$2,591 thousand. On the same date, Braskem Incorporated Limited (“Braskem Inc”) acquired 5 common shares of Common, also held by Braskem Qpar, for US$259. Furthermore, on the same date Common canceled the shares and Braskem Inc. became the sole shareholder.

(xxix)     On December 17, 2013, the Braskem S.A. entered into a share sales agreement (“Agreement”) with Solvay Argentina S.A. (“Solvay Argentina”), through which it committed to acquire, upon the fulfillment of certain conditions provided for in the Agreement ("Acquisition"), shares representing 70.59% of the total and voting capital of Solvay Indupa S.A.I.C. (“Solvay Indupa”).

Solvay Indupa, which produces PVC and caustic soda, has two integrated production sites located in: (i) Santo André, (SP), with the capacity to produce 300 kton of PVC* and 170 kton of caustic soda*; and (ii) Bahía Blanca in the Province of Buenos Aires, Argentina, with the capacity to produce 240 kton of PVC* and 180 kton of caustic soda*.

The Agreement provides for the acquisition by Braskem of 292,453,490 shares representing 70.59% of the total and voting capital of Solvay Indupa that are held by Solvay Argentina, at the price of US$ 0.085, to be paid upon the settlement of the acquisition. The acquisition price is based on the Enterprise Value of US$290 million.

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

Meanwhile, Solvay Indupa holds, as of December 31, 2013, (i) 158,534,671 shares in Solvay Indupa do Brasil S.A. (“Indupa Brasil”) representing 99.99% of the total and voting capital of Indupa Brasil; and (ii) 1,010,638 shares in Solalban Energía S.A. (“Solalban”) representing 58.00% of the total and voting capital of Solalban. As a result of the Acquisition, Braskem will become an indirect shareholder of Indupa Brasil and of Solalban.

As a result of the Acquisition, Braskem carried out a public tender offer on December 18, 2013 for shares representing 29.41% of the capital of Solvay Indupa traded on the Buenos Aires Stock Exchange - BCBA, pursuant to governing legislation, and also plans to cancel the registration of Solvay Indupa at the Securities and Exchange Commission of Brazil (“CVM”).

The conclusion and effective implementation of the acquisition is subject to, among other operational conditions, approval by Brazil’s antitrust agency CADE (Administrative Council for Economic Defense).

(xxx)       On December 30, 2013, Quantiq changed its corporate type to limited liability company, with its new name being Quantiq Distribuidora Ltda.

(xxxi)     On December 31, 2013, the Braskem S.A. entered into a share sales agreement with Odebrecht Ambiental (“OA”), through which it sold its interest in the subsidiary DAT for R$315 million, to be received during 2014.

The DAT assets are shown in the balance sheet as “non-current assets held for sale.” DAT did not register results or hold liabilities in the year ended on December 31, 2013.

The change of administration with the consequent transfer of management of the DAT operations will only occur in 2014.

* Unaudited

(c)               Effect of foreign exchange variation

The Company is exposed to foreign exchange variation on the balances and transactions made in currencies other than its functional currencies, particularly in U.S. dollar, such as financial investments, trade accounts receivable, trade payables, borrowings and sales. In addition to the exchange effect of the U.S. dollar in relation to the Brazilian real, Braskem is exposed to the U.S. dollar through its subsidiaries abroad, particularly in Euros and Mexican pesos. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date of each operation.

The following table shows the U.S. dollar average and end-of-period exchange rates for the fiscal years in this report:

Effect of foreign exchange variation

End of period rate

U.S. dollar - Brazilian real, 2013	2.3426	U.S. dollar - Mexican peso, 2013	13.1005	U.S. dollar - Euro, 2013	0.7261
U.S. dollar - Brazilian real, 2012	2.0435	U.S. dollar - Mexican peso, 2012	13.0327	U.S. dollar - Euro, 2012	0.7582
Appreciation of the U.S. dollar in relation to the Brazilian real	14.64%	Appreciation of the U.S. dollar in relation to the Mexican peso	0.52%	Devaluation of the U.S. dollar in relation to the euro	-4.23%

Average rate

U.S. dollar - Brazilian real, 2013	2.3455	U.S. dollar - Mexican peso, 2013	13.0088	U.S. dollar - Euro, 2013	0.7296
U.S. dollar - Brazilian real, 2012	2.0778	U.S. dollar - Mexican peso, 2012	12.8647	U.S. dollar - Euro, 2012	0.7619
Appreciation of the U.S. dollar in relation to the Brazilian real	12.88%	Appreciation of the U.S. dollar in relation to the Mexican peso	1.12%	Devaluation of the U.S. dollar in relation to the euro	-4.24%

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

2                    Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are described below. These policies have been consistently applied to the years presented, with the exception of the cases mentioned in Note 2.1.1.

2.1              Basis of preparation and presentation of the financial statements

The financial statements have been prepared under the historical cost convention and were adjusted, when necessary, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1        Revised

The financial statements of 2012 was retrospectively revised to reflect (a) the effects of the retroactive application of CPC 33 (R1) and IAS 19. The income statements for 2012 and 2011 were also retrospectively revised to reclassify (b) the results from discontinued operations to continuing operations of IQ Soluções & Química S.A. (“Quantiq”) and IQAG Armazéns Gerais Ltda. (“IQAG”) resulting from the Company’s decision to not sell assets previously held for sale.

In additional, the Company revised the “Other comprehensive income or loss” at the statement of operations separating the items between “Items that will be reclassified subsequently to profit or loss” and “Items that will not be reclassified to profit and loss”.

(a)               Post-employment benefits plans

Until 2012, actuarial gains and losses arising from actuarial remeasurement were not recognized if they were lower than 10% (a) of the present value of the defined benefit obligation; and (b) of the fair value of any assets of the plan. The accounting practice adopted in accordance with IAS 19 is in note 2.19.

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Held-for-sale assets

The Management of the Company decided to maintain the investments in Quantiq and IQAG. Hence, the Company is consolidating the effects of the income statements with retroactive effect from 2011. The Company recorded charges of R$7,300 related to amortization and depreciation in 2013. The effect of those expenses for prior year is immaterial as the decision to classify these investments as held for sale occurred on December 07, 2012.

The assets and liabilities of this company in 2012 are presented at the under "Non-current assets held for sale" and "Liabilities related to non-current assets held for sale".

The consolidated information of balance sheets for Quantiq and IQAG are demonstrated below:

2012

Assets
Cash and cash equivalents	9,985
Trade accounts receivable	17,897
Inventories	106,386
Property, plant and equipment	56,727
Intangible assets	13,246
Other	73,587

Total assets	277,828

Liabilities
Trade payables	101,893
Borrowings	1,095
Payroll and related charges	5,232
Other	1,550

Total liabilities	109,770

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

The effects of the revision of items (a) and (b) are demonstrated below:

Balance sheet

			2012
		(a) Post-
		employment
Assets	Published	benefits	Revised

Current assets and non-current assets
held for sale	12,692,327		12,692,327

Non-current
Deferred income tax and social contribution	2,055,621	6,388	2,062,009
Investments in subsidiaries and jointly-controlled investments	86,842		86,842
Other non-current assets	26,328,788		26,328,788

	28,471,251	6,388	28,477,639

Total assets	41,163,578	6,388	41,169,966

Liabilities

Current liabilities and non-current liabilities
held for sale	12,656,627		12,656,627

Non-current
Deferred income tax and social contribution	2,138,622		2,138,622
Other non-current liabilities	17,704,529	18,204	17,722,733

	19,843,151	18,204	19,861,355

Equity
Other comprehensive income	349,227	(11,816)	337,411
Other equity	8,226,760		8,226,760

Total attributable to the Company's shareholders	8,575,987	(11,816)	8,564,171

Non-controlling interest	87,813		87,813

	8,663,800	(11,816)	8,651,984

Total liabilities and equity	41,163,578	6,388	41,169,966

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

Statement of operations

			2012			2011
		Reclassification			Reclassification
		(b) Assets held			(b) Assets held
	Published	for sale	Revised	Published	for sale	Revised
Continued operations
Net sales revenue	35,513,397	646,930	36,160,327	32,497,075	589,431	33,086,506
Cost of products sold	(32,209,958)	(499,110)	(32,709,068)	(28,819,369)	(445,601)	(29,264,970)

Gross profit	3,303,439	147,820	3,451,259	3,677,706	143,830	3,821,536

Income (expenses)
Selling and distribution	(968,337)	(22,028)	(990,365)	(799,772)	(20,243)	(820,015)
General and administrative	(998,261)	(72,768)	(1,071,029)	(934,779)	(73,288)	(1,008,067)
Research and development	(106,198)	1	(106,197)	(99,083)		(99,083)
Results from equity investments	(25,807)		(25,807)	(1,665)	622	(1,043)
Other operating income (expenses), net	333,767	(310)	333,457	26,433	6,473	32,906

Operating profit	1,538,603	52,715	1,591,318	1,868,840	57,394	1,926,234

Financial results
Financial expenses	(3,902,499)	(23,710)	(3,926,209)	(3,551,717)	(8,816)	(3,560,533)
Financial income	530,182	1,746	531,928	765,025	(5,947)	759,078

	(3,372,317)	(21,964)	(3,394,281)	(2,786,692)	(14,763)	(2,801,455)

Profit (loss) before income tax and
social contribution	(1,833,714)	30,751	(1,802,963)	(917,852)	42,631	(875,221)

Current and deferred income tax and social contribution	793,376	(10,265)	783,111	373,742	(14,237)	359,505
	793,376	(10,265)	783,111	373,742	(14,237)	359,505

Profit (loss) for the period of continued operations	(1,040,338)	20,486	(1,019,852)	(544,110)	28,394	(515,716)

Discontinued operations results
Profit from discontinued operations	451,262	(26,402)	424,860	(70,911)	99,191	28,280
Current and deferred income tax and social contribution	(149,229)	5,916	(143,313)	(14,948)	14,237	(711)
	302,033	(20,486)	281,547	(85,859)	113,428	27,569

Loss for the year	(738,305)		(738,305)	(488,147)		(488,147)

Attributable to:
Company's shareholders	(731,143)		(731,143)	(496,450)		(496,450)
Non-controlling interest	(7,162)		(7,162)	8,303		8,303

	(738,305)		(738,305)	(488,147)		(488,147)

Braskem S.A.

Notes to the Consolidation Financial Statements

December 31, 2013, 2012 and 2011

All amounts in thousands of Brazilian reais unless otherwise stated

Statement of comprehensive income

			2012
	Published	(b) Post-employment benefits	Revised

Loss for the year	(738,305)		(738,305)

Other comprehensive income or loss:
Items that may be reclassified subsequently to profit or loss
Fair value of cash flow hedge	16,238		16,238
Income tax and social contribution	(5,522)		(5,522)
	10,716		10,716

Foreign currency translation adjustment	78,780		78,780

Total	89,496		89,496

Items that will not be reclassified to profit or loss:
Defined benefit plan actuarial (loss) gain		(18,204)	(18,204)
Income tax and social contribution		6,388	6,388

Total		(11,816)	(11,816)

Total other comprehensive income or loss	89,496	(11,816)	77,680

Total comprehensive income or loss for the year	(648,809)	(11,816)	(660,625)

Attributable to:
Company's shareholders - continued operations	(940,312)	(11,816)	(952,128)
Company's shareholders - discontinued operations	281,547		281,547
Non-controlling interest	9,956		9,956

Total comprehensive income or loss for the year	(648,809)	(11,816)	(660,625)

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.1.2        Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with the International Reporting Standards “IFRS” issued by the International Accounting Standards Board “IASB”.

(a)               Consolidation

The financial statements of subsidiaries and specific purpose entities included in the consolidated financial statements have been prepared in accordance with the same accounting practices as those adopted by the Braskem S.A..

The consolidation process provided for in pronouncement IFRS 10 corresponds to the sum of balance sheet accounts and profit and loss, in addition to the following eliminations:

a)      the investments of the Company in the equity of subsidiaries;

b)      balance sheet accounts between companies;

c)      income and expenses arising from commercial and financial operations carried out between companies; and

d)      the portions of profit and loss for the year and assets that correspond to unrealized gains and unrealized losses with third parties on transactions between companies.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The consolidated financial statements comprise the financial statements of Braskem S.A. and the following subsidiaries:

	Total interest - %
	Headquarters
	(Country)	2013	2012	2011

Direct and Indirect subsidiaries
Braskem Alemanha	Germany	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")	USA	100.00	100.00	100.00
Braskem America, Inc. (“Braskem America”)	USA	100.00	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)	Argentina	100.00	100.00	100.00
Braskem Austria	Austria	100.00	100.00
Braskem Austria Finance	Austria	100.00	100.00
Braskem Chile	Chile	100.00	100.00	100.00
Braskem Espanha	Spain	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)	Cayman Islands	100.00	100.00	100.00
Braskem Idesa	Mexico	75.00	75.00	65.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	Mexico	75.00	75.00	65.00
Braskem Importação	Brazil	100.00	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)	Cayman Islands	100.00	100.00	100.00
Braskem México Serviços	Mexico	100.00
Braskem México, S de RL de CV (“Braskem México”)	Mexico	100.00	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)	Netherlands	100.00	100.00	100.00
Braskem Participações	Brazil	100.00	100.00	100.00
Braskem Petroquímica	Brazil	100.00	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)	Chile	100.00	100.00	100.00
Braskem Qpar	Brazil	100.00	100.00	100.00
Cetrel	Brasil			54.09
Common	British Virgin Islands	100.00	100.00	100.00
DAT	Brazil	100.00		100.00
Ideom Tecnologia Ltda. ("Ideom)	Brazil			100.00
IQAG	Brazil	100.00	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)	Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	Uruguay	100.00	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	Brazil	100.00	100.00	100.00
Quantiq	Brazil	100.00	100.00	100.00
Riopol	Brazil		100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)	Brazil	100.00	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado
Longo Prazo ("Fundo Júpiter)	Brazil	100.00	100.00

Jointly-controlled investment
Refinaria de Petróleo Riograndense S.A. (“RPR”)	Brazil			33.20
Polietilenos de America S.A.("Polimerica")	Venezuela			49.00
Polipropileno Del Sur S.A.(“Propilsur”)	Venezuela			49.00

(a.i)     Non-controlling interest in the equity and results of operations of the Company’s subsidiaries

	Adjusted shareholders' equity			Adjusted profit (loss) for the period
	2013	2012	2011	2013	2012	2011

Braskem Idesa	137,116	87,813	93,578	(2,659)	(7,162)	(4,695)
Cetrel			121,744			12,998
Total	137,116	87,813	215,322	(2,659)	(7,162)	8,303

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.2              Operating segment reporting

This information is prepared and presented consistently with the internal report provided to the Chief Executive Officer, who is the main operating decision-maker and responsible for allocating resources and assessing performance of the operating segments (Note 37).

The determination of results per segment takes into consideration transfers of goods and provision of services between segments that are considered arm’s length sales and stated based on market prices.

2.3              Foreign currency translation

(a)               Functional and presentation currency

The functional and presentation currency of the Company is the real, determined in accordance with IAS 21.

(b)               Brazilian real as functional currency

The company has a few companies abroad that also use the real as their functional currency. Foreign currency transactions and balances are translated into the functional currency using the foreign exchange rates prevailing at the dates of the transactions or at year end, as applicable. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end foreign exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations as “financial income” and “financial expenses”, respectively, except those designated for hedge accounting, which are, in this case, deferred in equity as cash flow hedges.

(c)               Functional currency other than the Brazilian real

Some subsidiaries and a jointly-controlled investments have a different functional currency from that of the Braskem S.A., as follows:

				Braskem		Braskem
		Braskem Idesa	Braskem	México	Braskem	America	Braskem	Braskem
Propilsur	Braskem Idesa	Serviços	México	Serviços	America	Finance	Alemanha	Áustria
USD	MXN	MXN	MXN	MXN	USD	USD	EUR	EUR

USD = U.S. dollar

EUR = Euro

MXN = Mexican peso

The financial statements of these companies are translated into reais based on the following rules:

•         assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•         equity is converted at the historical rate, that is, the foreign exchange rate prevailing on the date of each transaction; and

•         income and expenses for each statement of operations are translated at the monthly average rate.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

All resulting exchange differences are recognized as a separate component of equity in the account “other comprehensive income”. When a foreign investment is partially or fully written off for any reason, the respective exchange differences recorded in equity are recognized in the statement of operations as part of the gain or loss on the transaction.

2.4              Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and highly liquid investments with maturities of three months or less. They are convertible into a known amount and subject to an immaterial risk of change in value (Note 7).

2.5              Financial assets

2.5.1        Classification and measurement

Financial assets are classified as held for trading, loans and receivables held to maturity. This classification depends on the purpose for which they were acquired.

These financial assets are derecognized when the corresponding rights to receive cash flows have been received or transferred and the Company has transferred substantially all risks and rewards of ownership of the related assets.

Eventual expenses with the acquisition or sale of held-for-trading financial assets are expensed in the statement of operations. For the other financial assets, these expenses, when significant, are added to their respective fair value.

(a)               Held-for-trading financial assets – these are measured at fair value and they are held to be actively and frequently traded in the short term. The assets in this category are classified as current assets.

Derivatives are also categorized as held for trading unless they are designated for hedge accounting (Note 2.6).

Held-for-trading financial assets are carried at fair value on an ongoing basis. Gains or losses arising from changes in the fair value of these financial assets are presented in “financial results” in the period in which they arise.

(b)               Loans and receivables - these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise loans to related parties and accounts with associates (Note 11), trade accounts receivable (Note 9), other accounts receivable (Note 15), cash and cash equivalents (Note 7) and financial investments (Note 8).

Loans and receivables are carried at amortized cost using the effective interest method. These assets are stated at cost of acquisition, plus earnings accrued, against profit or loss for the year.

Assets held to maturity – the Company’s held-to-maturity financial investments comprise mainly quotas of investment funds in credit rights.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.5.2        Impairment of financial assets

The Company permanently assesses the existence of objective evidence that a financial asset, classified as loans and receivables or held-to-maturity is impaired. The criteria the Company uses to determine that there is objective evidence of an impairment loss include:

a)      significant financial difficulty of the issuer or debtor;

b)      a breach of contract by the issuer or debtor, such as a default or delinquency in interest or principal payments;

c)      it becomes probable that the debtor will enter bankruptcy or other financial reorganization; or

d)      the disappearance of an active market for that financial asset because of financial difficulties.

Losses are recorded when there is objective evidence of impairment as a result of one more events that occurred after the initial recognition of the asset and that loss event has an impact on the future cash flows that can be reliably estimated.

The amount of any impairment loss is measured as the difference between the asset’s carrying amount and the present value of future cash flows carried to their future value at market rates and discounted at the financial asset’s original effective interest rate. This methodology does not apply to the calculation of the provision for impairment.

The methodology adopted by the Company for recognizing the provision for impairment is based on the history of losses and considers the sum of (i) 100% of the amount of receivables past due for over 180 days; (ii) 50% of the amount of receivables past due for over 90 days; (iii) 100% of the amount of receivables under judicial collection (iv) all the receivables from the first renegotiation maturing within more than 24 months; and (v) 100% of the receivables arising from a second renegotiation with customers. Receivables from related parties are not considered in this calculation.

2.6              Derivative financial instruments and hedging activities

Derivatives are recognized at fair value on an ongoing basis. The recognition of the gain or loss in profit or loss depends on whether the derivative is designated as a hedging instrument.

(a)               Designated as hedge accounting

Management may designate certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. It may also designate non-derivative financial instruments as hedge for highly probable future sales in foreign currency (cash flow hedge). The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. It also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The effective portion (i) of the changes in the fair value of hedge derivatives and (ii) of the exchange variation of financial liabilities designated and qualified as sales flow hedge is recognized in equity, under “other comprehensive income”. These amounts are transferred to profit or loss for the periods in which the hedged item affects the financial results. The ineffective portion is recognized immediately in the statement of operations as “financial result”.

When the hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, it is prospectively discontinued and any cumulative gain or loss in equity remains in equity and is recognized in profit or loss when the hedged item or transaction affects profit or loss. If the hedged item or transaction is settled in advance, discontinued or is not expected to occur, the cumulative gain or loss in equity is immediately transferred to “financial result”.

The cash flow hedge transactions carried out by the Company are described in Note 21.2.1(b).

(b)               Derivatives at fair value through profit or loss

Derivatives not designated as hedge instruments are classified as current assets or liabilities. Changes in the fair value of these derivative instruments are recognized immediately in the statement of operations under “financial results”, regardless of the instrument contracted.

2.7              Trade accounts receivable

Trade accounts receivable are recognized at the amount billed net of the allowance for doubtful accounts. The Company’s billing period is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value on the date of the sale (Note 9).

2.8              Inventories

Inventories are stated at the lower between the average acquisition or production cost or at the estimated retail price, net of taxes. The Company determines the cost of its production using the absorption method, and uses the weighted average cost to determine the value of its inventories.

2.9              Discontinued operations

The Company classifies as discontinued the operations related to cash generating units or reportable operating segment that have been divested or are undergoing divestment and are classified as held-for-sale.

Profit or loss from discontinued operations is presented in a single item on the statement of operations for the period. In addition, detailed information is also reported, as follows:

(i) revenue, cost of sales, general and administrative expenses and profit or loss before income tax and social contribution;

(ii) income tax and social contribution;

(iii) gains from the sale of assets that comprise the discontinued operation; and

(iv) income tax and social contribution related to item (iii) above.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

Profit or loss from discontinued operations is recognized after eliminating the revenues and expenses arising from any commercial and financial operations carried out among the companies.

2.10          Investments in associates and other investments

Associates are all entities over which the Company has the power to participate in the financial and operating decisions without having control (significant influence). Investments in associates are initially accounted for at cost and subsequently using the equity method and they may include possible goodwill identified on acquisition, net of any accumulated impairment loss.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these investments.

Other investments are stated at acquisition cost, less provision for adjustments to market value, when applicable.

2.11          Investments in jointly-controlled investments

Jointly-controlled investments are all entities over which the Company shares, under an agreement, control with one or more parties. Jointly-controlled investments are initially accounted for at cost and subsequently using the equity method.

The unrealized gains in operations between the Company and its jointly-controlled investments are eliminated proportionately to its interest in these investments.

2.12          Property, plant and equipment

Property, plant and equipment is stated at cost net of accumulated depreciation and provision for impairment, when applicable. The cost includes:

(a)      the acquisition price and the financial charges incurred in borrowings during the phase of construction (Note 17), and all other costs directly related with making the asset usable; and

(b)     the fair value of assets acquired through business combinations.

The financial charges are capitalized on the balance of the projects in progress using (i) an average funding rate of all borrowings; and (ii) the portion of the foreign exchange variation that corresponds to a possible difference between the average rate of financing in the internal market and the rate mentioned in item (i).

The machinery, equipment and installations of the Company require inspections, replacement of components and maintenance in regular intervals. The Company makes shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or even relevant pieces of equipment, such as industrial boilers, turbines and tanks.

Shutdowns that take place every six years, for example, are usually made for the maintenance of industrial plants as a whole. Costs of materials and outsourced services that are directly attributable to these shutdowns are capitalized when (i) it is probable that future economic benefits associated with these costs will flow to the Company; and (ii) these costs can be measured reliably. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the subject matter of the stoppage and are fully depreciated until the beginning of the following related stoppage.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs.

Property, plant and equipment items are depreciated on a straight-line basis. The average depreciation and depletion rates used, determined based on the useful lives of the assets, are presented in Note 17.

Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

The Company does not attribute a residual value to assets due to its insignificance.

2.13          Intangible assets

The group of accounts that comprise the intangible assets is the following:

(a)               Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the IFRS and represent the excess of the amount paid over the amount of equity of the entities acquired. Upon adoption of IFRS, the Company applied the exemption related to business combinations prior to January 1, 2009 and did not remeasure these amounts. This goodwill has not been amortized since that date and it is tested annually for eventual impairment.

(b)               Trademarks and patents

The technologies acquired from third parties, including those acquired through business combination, are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have defined useful lives and are amortized using the straight-line method based on the term of the purchase agreement (between 10 and 20 years)

Expenditures with research and development are accounted for in profit or loss as they are incurred.

(c)               Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination were recognized at fair value at the respective acquisition dates. These contractual customer and supplier relationships have a finite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 14 and 28 years).

(d)               Software

Software is recorded at cost net of accumulated amortization. Cost includes the acquisition price and/or internal development costs and all other costs directly related with making the software usable. All software booked has defined useful life estimated between 3 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.14          Impairment of non-financial assets

Assets that have indefinite useful lives, as goodwill based on future profitability, are not subject to amortization and are tested annually for impairment. This goodwill is allocated to the Cash Generating Units (“CGU”) or operating segments for the purposes of impairment testing.

Assets that that have defined useful lives are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell; (ii) and its value in use. Taking into consideration the peculiarities of the Company’s assets, the value used for assessing impairment is the value in use, except when specifically indicated otherwise. The value in use is estimated based on the present value of future cash flows (Note 17(a)).

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are identifiable cash flows that can be CGUs or operating segments.

2.15          Trade payables

Trade payables are obligations arising from the acquisition of goods or services in the ordinary course of business and they are recorded at the amount billed. When applicable, they are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction. The Company calculates the adjustment to present value for operations that have material impact on its financial statements.

2.16          Borrowings

Borrowings are recognized initially at fair value and  net of the transaction costs incurred in structuring the transaction, when applicable. Subsequently, borrowings are presented with the charges and interest in proportion to the period incurred.

2.17          Provisions

Provisions are recognized in the balance sheet when (i) the Company has a present legal, contractual or constructive obligation as a result of past events, (ii) it is probable that an outflow of financial resources will be required to settle the obligation and (iii) the amount can be reliably estimated.

The provisions for tax, labor and other contingencies are recognized based on Management’s expectation of probable loss in the respective proceedings and supported by the opinion of the Company’s external legal advisors (Note 24).

The contingencies assumed in a business combination for which an unfavorable outcome is considered possible are recognized at their fair value on the acquisition date. Subsequently, and until the liability is settled, these contingent liabilities are measured at the higher of the amount recorded in the business combination and the amount that would be recognized under IAS 37.

Provisions are measured at the present value of the expenditures required to settle the obligation using a rate before tax effects that reflects current market assessments. The increase in the provision due to passage of time is recognized in “financial results”.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.18          Current and deferred income tax and social contribution

The income tax (“IR”) and social contribution (“CSL”) recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the statement of operations, except to the extent they relate to items recorded in equity.

Deferred income tax and social contribution are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. On the other hand, the deferred income tax and social contribution are not accounted for if they arise from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss.

Deferred income tax and social contribution assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized based on projections of future results prepared and based on internal assumptions and future economic scenarios that will allow for their utilization. The amounts accounted for and projections are regularly reviewed.

Deferred income tax and social contribution assets and liabilities are presented net in the balance sheet when there is a legally enforceable right to offset them upon the calculation of current taxes. Accordingly, deferred tax assets and liabilities in different companies or countries are generally presented separately, and not on a net basis.

Management periodically evaluates positions taken by the Company in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

2.19          Post-employment benefits

The Company sponsors a defined contribution plan and defined benefit plans.

(i)        Defined contribution plan

For the defined contribution plan, the Company pays contributions to private pension plan on contractual or voluntary bases. As soon as the contributions are paid, the Company does not have any further obligations related to additional payments.

(ii)       Defined benefit plan

The defined benefit plans are financed by the payment of contributions to pension funds and the use of actuarial assumptions is necessary to measure the liability and the expenses of the plans, as well as the existence of actuarial gains and losses.

The liability recognized in respect of these plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, adjusted by actuarial gains or losses and past-service costs.

The cost components of defined-benefit plans are recognized as follows:

(i)            actuarial gains and losses from the actuarial remeasurement are recognized under “other comprehensive income”.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(ii)          costs of past services are recognized as profit or loss as they are incurred; and

(iii)        the net amount of interest on the assets and liabilities of the plan are recorded in the financial results for the period.

2.20          Contingent assets and liabilities and judicial deposits

The recognition, measurement and disclosure of contingent assets and liabilities and judicial deposits are performed in accordance with IAS 37 as follows:

(i)            Contingent assets – are not recognized in the books, except when management considers, supported by the opinion of its external legal advisors, the gain to be virtually certain or when there are secured guarantees or for which a favorable final and unappealable decision has been rendered.

(ii)          Contingent liabilities – are not recognized, except when Management considers, supported by the opinion of its external legal advisors, that the chances of an unfavorable outcome is probable. For unrecognized contingencies, the Company discloses the main proceedings for which an unfavorable outcome is assessed as a possible in (Note 29).

(iii)        Judicial deposits – are maintained in non-current assets without the deduction of the related provisions for contingencies or legal liabilities, unless such deposit can be legally offset against liabilities and the Company intends to offset such amounts.

2.21          Distribution of dividends

The distribution of dividends to shareholders of the company is recognized based on Brazilian Corporation Law and on the bylaws of the Company.

Upon closing the balance sheet, the amount corresponding to the minimum mandatory dividend (Note 30(b)) is registered in current liabilities under “dividends and interest on capital payable” since it is considered a legal obligation provided for in the bylaws of the Company. The portion of dividends that exceeds the minimum mandatory amount is represented in “additional proposed dividend”, in the “revenue reserves” group under shareholders' equity. Once approved by the shareholders’ meeting, this portion is transferred to current liabilities.

2.22          Recognition of sales revenue

Sales revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of taxes, returns and rebates.

Revenue from the sale of goods is recognized when (i) the amount of revenue can be reliably measured and the Company no longer has control over the goods sold; (ii) it is probable that future economic benefits will be received by the Company; and (iii) all legal rights and risks and rewards of ownership have been transferred to the customer. The Company does not make sales with continued Management involvement. Most of Braskem’s sales are made to industrial customers and, in a lower volume, to resellers.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The moment at which the legal right, as well as the risks and rewards, are substantially transferred to the customer and determined as follows:

(i)           for contracts in which the Company is responsible for freight and insurance, the legal right, as well as the risks and rewards, are transferred to the customer after the good is delivered at the contractually agreed destination;

(ii)          for contracts in which the freight and insurance are the responsibility of the customer, the risks and rewards are transferred at the moment the goods are delivered at the client’s shipping company; and

(iii)        for contracts in which the delivery of the goods involves the use of pipelines, particularly basic petrochemicals, the risks and rewards are transferred immediately after the Company’s official measures, which is the point of delivery of the goods and transfer of their ownership

The cost of freight services related to sales, transfers to storage facilities and product transfers are included in cost of sales.

2.23          Rules, changes and interpretation applied for the first time in 2013

Braskem applied for the first time in 2013 the effects of IAS 19 – “Employee benefits” (Note 2.1.1 (a)) and the amendment of IAS 1 – “Presentation of Financial Statements” including the disclosure of profits and losses in other comprehensive income that will affect or not the result of the period at the Financial of Operations.

There are other changes applied for the first time in 2013. Nonetheless, they have no impact to the Company financial statements.

2.24          Rules, changes and interpretations of standards that will be in force in 2014

Rules, changes and interpretations of standards that will be in force in 2014 and have not been adopted early by the Company:

IAS 32 – “Financial Instruments: Presentation” provides further clarification in addition to the application guidance in IAS 32 on the requirement to offset financial assets and liabilities in the balance sheet. The standard will be applicable as of January 1, 2014.

IFRS 10, IFRS 12 and IAS 27 - "Investment Entities" – in October 2012, IASB issued an amendment to the IFRS 10, IFRS 12 and IAS 27 standards, which defines investment entities and introduces an exception to the consolidation of subsidiaries by investment entities, also establishing the accounting treatment in these cases. These will be applicable as of January 1, 2014.

The Company analyzed these standards and concluded that there will be no impacts on its consolidated financial statements.

2.25          Rules, changes and interpretations of standards that are not yet in force

Rules, changes and interpretations of standards that currently are not in force and have not been adopted early by the Company:

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

IFRS 9 – “Financial Instruments” outlines the requirements for the classification, measurement and recognition of financial assets and liabilities IFRS 9 was issued in November 2009 and October 2010 and substitutes the paragraphs in IAS 39 related to the classification and measurement of financial instruments. IFRS 9 required classification of financial assets into two categories: measured at fair value and measured at amortized cost.  Classification is determined when the financial asset is initially recognized. Classification depends on the business model of the entity and the characteristics of the cash flow arrangements of the financial instruments. For financial liabilities, the standard maintains most of the requirements under IAS 39. The main change is when the fair value option is adopted for financial liabilities, in which case the portion of change in fair value that is attributable to changes in the credit risk of the entity is registered in “other comprehensive income” and not in the statement of operations, except for cases in which this results in accounting mismatches. The standard will be applicable as of January 1, 2015.

3                    Application of critical accounting practices and judgments

Critical estimates and judgments

Critical estimates and judgments are those that require the most difficult, subjective or complex judgments by Management, usually as a result of the need to make estimates that affect issues that are inherently uncertain. Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from planned results due to differences in the variables, assumptions or conditions used in making estimates

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in estimates are presented below:

3.1              Deferred income tax and social contribution

The Company keeps a permanent record of deferred income tax and social contribution on the following bases: (i) tax losses and social contribution tax loss carryforwards; (ii) temporarily non-taxable and nondeductible income and expenses, respectively; (iii) tax credits and expenses that will be reflected in the books in subsequent periods; and (iv) asset and liability amounts arising from business combinations that will be treated as income or expenses in the future and that will not affect the calculation of income tax and social contribution.

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. This estimative is in the Business Plan, which is approved by the Board of Directors. This plan is prepared by the Executive Board using as main variables the price of the products manufactured by the Company, price of naphtha, expected market growth, Gross Domestic Product (“GDP”), exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products are obtained from expert external consultants, historical performance and results of the Company and its capacity to generate taxable income, improvement in the utilization rates of the Company's plants based on market growth and internal programs focused on operational efficiency, specific incentives from the Brazilian government for the petrochemical sector in Brazil. The Company annually reviews the projection of taxable income. If this projection shows that the taxable income will not be sufficient to absorb the deferred tax, the corresponding portion of the asset that cannot be recovered is written off.

The tax losses and social contribution negative bases do not expire under Brazilian tax laws, as well as tax losses in Germany.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

3.2              Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments. The fair values recognized in its financial statements may not necessarily represent the amount of cash that the Company would receive or pay upon the settlement of the transactions.

The fair values of non-derivative, quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company’s Management.

3.3              Useful life of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the Management of Braskem’s plants. The useful lives initially established by independent appraisers are reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. In December 2013, this analysis concluded that the useful lives applied in 2013 should be maintained in 2014.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, volume of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s Management also decided that (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, they are sold by amounts that are absolutely immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

The useful lives applied to the assets determined the following average depreciation and depletion rates:

	(%)
	2013	2012
Buildings and improvements	3.42	3.59
Machinery, equipment and installations	7.23	7.25
Mines and wells	8.96	9.01
Furniture and fixtures	10.28	10.75
IT equipment	21.21	20.50
Lab equipment	9.30	9.90
Security equipment	9.83	9.99
Vehicles	20.02	18.71
Other	15.86	19.54

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

3.4              Business combination

In accordance with IFRS 3, the Company must allocate the cost of the assets acquired and the contingencies and liabilities assumed based on their estimated fair values on the acquisition date.

The Management of the Company exercises a significant amount of judgment when measuring tangible assets, identifying and measuring intangible assets, identifying and measuring risks and contingencies, measuring other assets acquired and liabilities assumed and determining remaining useful lives. The use of assumptions in risk measurements and assessments may result in estimated amounts that differ from the assets acquired and liabilities assumed. The Company contracts specialized companies to support it in these activities.

If the future results are not consistent with the estimates and assumptions used, the Company may be exposed to losses that may be material.

3.5              Impairment test for tangible and intangible assets

(a)               Tangible and intangible assets with defined useful lives

On the balance sheet date, the Company makes an analysis to determine if there is evidence that the amount of long-lived tangible assets and intangible assets with defined useful lives will not be recoverable. This analysis is based on the business plan prepared and approved annually by the Management of the Company (Note 3.1).

When some indication that the amount of these assets will not be recovered is identified, the Company compares the book value of such assets with the respective values in use. For this test, the Company uses the cash flow that is prepared based on the Business Plan. The assets are allocated to the CGUs as follows:

Basic petrochemicals operating segment:

•           CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the BA;

•           CGU UNIB South: represented by assets of the basic petrochemicals plants located in the RS;

•           CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the RJ and SP;

Polyolefins operating segment:

•           CGU Polyethylene: represented by assets of the PE plants located in Brazil;

•           CGU Polypropylene: represented by assets of the PP plants located in Brazil;

•           CGU Renewables: represented by the Green PE plant located in Brazil;

Vinyls operating segment:

•           CGU Vinyls: represented by assets of PVC plants and chloride soda located in Brazil;

International businesses operating segment:

•           CGU Polypropylene USA: represented by assets of PP plants located in the United States;

•           CGU Polypropylene Germany: represented by assets of PP plants located in Germany;

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

Chemical Distribution operating segment:

•           represented by assets of the subsidiaries Quantiq and IQAG.

(b)               Goodwill based on future profitability and intangible assets with indefinite useful lives

Whether there are indications that the amount of an asset may not be recovered or not, the balances of goodwill from future profitability arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year at the balance sheet date.

For the purposes of testing impairment, the Company allocated the goodwill existing at the CGU UNIB South and in the Polyolefins and Vinyls operating segments. The Company’s Management allocated the goodwill to the Polyolefins segment based on the way this goodwill is internally managed. The existing goodwill was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were already supplied by the Braskem S.A., which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s Management tested this goodwill and assets for impairment in the ambit of their operating segment since the benefits of the synergies are associated with all units acquired.

3.6              Provisions and contingent liabilities

The contingent liabilities and provisions that exist at the Company are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

Braskem’s Management, based on the opinion of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, that is, the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i)       labor claims – the amount of the provision corresponds to the amount to be disbursed as estimated by the Company’s legal counsels;

(ii)     tax claims - the amount of the provision corresponds to the value of the matter plus charges corresponding to the variation in the Selic rate; and

(iii)   other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is greater than remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases of business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements (Note 29). In business combination transactions, in accordance with the provision in IFRS 3, the Company records the fair value of the claims based on the assessment of loss (Note 24). The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

Remote loss – these are proceedings for which the risk of loss is small. In percentage terms, this probability is lower than 25%. For these proceedings, the Company does not recognize a provision not does it disclose them in a note to the financial statements regardless of the amount involved.

The Company’s Management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

4                    Risk Management

Braskem is exposed to market risks arising from variations in commodity prices, foreign exchange rates, interest rates, credit risks of its counterparties in cash equivalents, financial investments, trade accounts receivable and liquidity risks to meet its obligations from financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with the  financial policy approved by the Board of Directors on August 9, 2010. The purpose of risk management is to protect the cash flows of Braskem and reduce the threats to the financing of its operating working capital and investment programs.

4.1              Market risks

Braskem prepares a sensitivity analysis for risks of exchange rates and interests to which it is exposed, which is presented in Note 21.4.

(a)               Exposure to commodity risks

Braskem is exposed to the variation in the prices of various commodities and, in general, seeks to transfer the variations caused by fluctuations in market prices. In addition, the Company entered into derivative operations to hedge against the exposure to risks arising from isolated transactions involving the commodities naphtha and ethylene (Note 21.2.1).

(b)               Exposure to foreign exchange risk

Braskem has commercial operations denominated in or pegged to foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollar. Additionally, Braskem has long-term loans in foreign currencies that expose it to variations in the foreign exchange rate between the function currency (principally Brazilian real, Mexican pesos and euro) with the foreign currency, in particular the U.S. dollar. Braskem manages its exposure to foreign exchange risk through the combination of debt, financial investments, accounts receivable and raw material purchases denominated in foreign currencies and through derivative operations. Braskem’s financial policy for managing foreign exchange risks provides for the maximum and minimum coverage limits that must be observed and which are continuously monitored by its Management.

On December 31, 2013, Braskem prepared sensitivity analysis for its exposures to risks of exchange rate fluctuation of euro and dollar, as informed in Note 21.4.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(c)               Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”), and in the Interbank Certificate of Deposit (“daily CDI”) rate.

In the year, Braskem held swap contracts (Note 21.2.1) in which it: (i) receives the pre-contractual rate and pays the CDI overnight rate; and (ii) receives Libor and pays a fixed rate.

On December 31, 2013, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as informed in Notes 21.4(f), (g) and (h).

4.2              Exposure to credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in current accounts with banks, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On December 31, 2013, Braskem held netting contracts with Banco Citibank S.A., HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A., Banco Safra S.A., Banco Santander S.A.,  Banco Votorantim S.A., Banco West LB do Brasil S.A., Banco Caixa Geral – Brasil S.A., and Banco Bradesco S.A.  Approximately 36% of the amounts held in cash and cash equivalents (Note 7) and financial investments (Note 8) are contemplated by these agreements, whose related liabilities are accounted for under “borrowings” (Note 19). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2013, the balance of trade accounts receivable was net of allowance for doubtful accounts of R$282,753 (2012 - R$256,884) (Note 9).

4.3              Liquidity risk

Braskem has a calculation methodology to determine operating cash and minimum cash for the purpose of, respectively: (i) ensuring the liquidity needed to comply with obligations for the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. These amounts are calculated based on the projected operating cash generation, less short-term debts, working capital needs and other items.

Some of Braskem’s borrowing agreements had financial covenants that linked net debt and the payment of interest to its consolidated EBITDA (earnings before interest, tax, depreciation and amortization) (Note 19), which were monitored on a quarterly basis by the Company’s Management. These agreements were settled in the third quarter of 2012 and the Company no longer holds commitments of this nature.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

Additionally, Braskem has three revolving credit lines that may be used without restrictions in the amounts of: (i) US$350 million for a period of four 4 as from November 2012; and (ii) US$250 million for a period of 5 years as from August 2011; and (iii) R$450 million for a period of 3 years as from December 2012. These credit facilities enable Braskem to reduce the amount of cash it holds. Until December 31, 2013, any credit from these lines had being drowned.

The table below shows Braskem’s financial liabilities by maturity, corresponding to the period remaining between the balance sheet date and the contractual maturity date. These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet.

		Until	Between one and	Between two and	More than
	Note	one year	two years	five years	five years	Total
Financial liabilities
Trade payables		10,421,687				10,421,687
Borrowings		1,291,993	3,896,070	3,875,378	20,445,519	29,508,960
Project finance		29,317	106,888	720,944	6,588,359	7,445,508
Derivatives		95,123	(68,128)	464,168		491,163
Other payables	(i)		133,416	142,326	370,420	646,162
At December 31, 2013		11,838,120	4,068,246	5,202,816	27,404,298	48,513,480

(i)         Refers to amounts payable to non-controlling shareholders of Braskem Idesa and amounts payable to BNDES Participações S.A., as part of the business combination with Quattor, in the amounts of R$370,420 and R$275,742, respectively.

4.4              Capital management

The ideal capital structure, according to Braskem’s Management, considers the balance between own capital and the sum of all payables less the amount of cash and cash equivalents and investments. This composition meets the Company’s objectives of perpetuity and of offering an adequate return to shareholders and other stakeholders. This structure also permits borrowing costs to remain at adequate levels to maximize shareholder remuneration.

Due to the impact of the U.S. dollar on the Company’s operations, the Management of Braskem believes that the own capital used for capital management purposes should be measured in this currency and on a historical basis. Moreover, the Company may temporarily maintain a capital structure that is different from this ideal. This occurs, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, the Management of Braskem may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

5                    Discontinued operations

In the last quarter of 2012, the Management of the Company divested its interests in the capital of Cetrel and Braskem Distribuidora.

The accounting practices used to recognize and measure these transactions are described in Note 2.9.

•           Cetrel

Braskem held 54.2% of the total and voting capital of Cetrel, whose activities include effluent treatment, industrial waste management, air and water monitoring, laboratory services and environmental consulting services.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

This investment was sold, on December 28, 2012, to Odebrecht Ambiental (Note 1(b.xix)) for R$208,100. The sale price defined by the parties was confirmed by a specialized company contracted for this purpose, which issued a favorable fairness opinion regarding the price. The amount was fully received in 2013.

With this sale, Braskem recognized a gain of R$48,827 in 2012.

The results of Cetrel for 2012 and the gain from its divestment are presented in the line “profit or loss from discontinued operations” in the consolidated statements of operations and detailed in item (a) of this Note.

The operating profit or loss of Cetrel was presented under segment information as “Other segments” (Note 37).

•           Braskem Distribuidora

Braskem held 100% of the capital of Braskem Distribuidora, whose business activities include the production of demineralized, clear drinking water and managing the fire water reservoir.

This investment was sold on December 28, 2012 to Odebrecht Ambiental for R$444,000. The sale price defined by the parties was confirmed by a specialized company, which issued a favorable fairness opinion regarding the price. The amount was fully received in 2013.

With this sale, Braskem recognized a gain of R$359,892 in 2012.

The results of Braskem Distribuidora for 2012 and the gain from its divestment are presented in the line “profit or loss from discontinued operations” in the consolidated statements of operations and detailed in item (a) of this Note.

The operating results of Braskem Distribuidora were presented in the segment information as “Other segments” (Note 37).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(a)               Gains or losses from discontinued operations

Statements of discontinued operations.

	Note	2012	2011
	2.1.1(b)	Revised	Revised

Net sales revenue		81,703	89,654
Cost of products sold		(48,660)	(54,973)
Gross profit		33,043	34,681

Selling, General and administrative expenses		(30,592)	(22,149)
Other operating income, net		5,209	19,192
Operating gain		7,660	31,724

Financial results		8,481	(3,444)
Gain on sale of equity investments		408,719
Profit before income tax and social contribution		424,860	28,280

Current and deferred income tax and social contribution		(143,313)	(711)
Discontinued operations results		281,547	27,569

This information is presented after eliminating the operations between companies in the group.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Cash flow statements from discontinued operations

Statements of cash flow from discontinued operations.

	Note	2012	2011
	2.1.1(b)	Revised	Revised

Profit before income tax and social contribution		424,860	28,280

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		10,644	11,757
Interest and monetary and exchange variations, net		2,964	1,585
Gain on sale of equity investments		(408,719)
Other adjustments		1,276	47

		31,025	41,669

Changes in operating working capital		2,642	(294)

Net cash generated by operating activities		33,667	41,375

Acquisitions to property, plant and equipment		(33,883)	(21,065)
Acquisitions of intangible assets		(732)	(179)

Net cash used in investing activities		(34,615)	(21,244)

Short-term and long-term debt
Obtained borrowings		-	54,980
Payment of borrowings		(19,423)	(7,157)
Non-controlling interests in subsidiaries		9,930

Net cash used in financing activities		(9,493)	47,823

Increase in cash and cash equivalents		(10,441)	67,954

Represented by
Cash and cash equivalents at the beginning of the period		141,804	73,850
Cash and cash equivalents at the end of the period		131,363	141,804

Decrease in cash and cash equivalents		(10,441)	67,954

6                    Business combination

On September 30, 2011, Braskem, through its subsidiaries Braskem America and Braskem Alemanha, acquired the PP business of Dow Chemical for R$608 million (US$323 million). On the same date, the amount of R$312 (US$166 million) was paid, which corresponds to the portion of accounts payables that were assumed in the transaction.

The agreement also provided for adjustments to the amount paid based on the variation in trade accounts receivable and inventory, for which the final amount was a receivable of R$24 million (US$12 million) by the acquirers.

The negotiation included four industrial units, of which two are in the United States and two in Germany, with combined annual production capacity of 1,050 thousand tons of PP.

The negotiation involved the acquisition mainly of industrial plants, trade accounts receivable, inventory and assumed liabilities related to the business operation. In the United States, the acquired plants are located in the state of Texas and have annual capacity of 505 thousand tons. In Germany, the acquired plants are located in Wesseling and Schkopau and have annual production capacity of 545 thousand tons.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The amount paid included trade accounts receivable and inventory located in Mexico through the subsidiary Braskem México, in the amount of R$13 million (US$8 million), net of the accounts payable assumed. Since it represented an isolated asset acquisition closed in the short term with the sale of inventory and the financial settlement of accounts receivable and payable, this part of the operation was not considered a business combination.

The effective settlement of the operation by the parties occurred on September 30, with financial settlement on October 3, 2011. Until the effective payment to Dow Chemical, the acquirers did not make any relevant decisions regarding the operations of the plants, which began to occur only after October 3. The rights and obligations generated as of October 1, 2011 are the responsibility of the acquirers, such as the inventory produced and the new obligations assumed.

The reasons mentioned above led to the conclusion that the acquisition of control occurred on October 3, 2011, the date of the registration of the business combination and as of when the acquired assets and liabilities were consolidated into Braskem’s financial statements.

This acquisition was approved by Brazil’s antitrust authority CADE on February 8, 2012, by the corresponding U.S. regulatory body on September 9, 2011, and by the European antitrust authorities on September 28, 2011.

The allocation of the amounts of the assets acquired and liabilities assumed in the financial statements for the year ended December 31, 2011 was made on a preliminary basis by the acquirers. The Company contracted independent experts to measure the fair value of this acquisition, which was concluded in the second quarter of 2012. As a result of this assessment, and as required by IFRS 3, the Company recognized, retrospectively, among other amounts, the following main amounts in the 2011 financial statements:

(i)       addition of property, plant and equipment, in the amount of R$36,526;

(ii)     effect on deferred income tax loss, in the amount of R$15,021.

The Company also recognized a credit, in the amount of R$8,540, related to an adjustment in the amount paid, as provided for by the initial agreement.

Therefore, the Company recognized a gain (bargain purchase) of R$30,045 (US$16 million) in the specific line on the statement of operations for fiscal year 2011 referred to as “results from business combinations”. The Company also recognized depreciation on the fair value adjustment in the amount of R$1,992, and its deferred income tax effect in the amount of R$639.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The following table summarizes the consideration paid to Dow Chemical and the fair values of the assets acquired and liabilities assumed, which were recognized retrospectively in the financial statements of December 31, 2011:

			Total
	United		business
	States	Germany	combination	Mexico	Total
Consideration transferred
Cash	285,135	285,551	570,686	13,214	583,900
Total consideration transferred (A)	285,135	285,551	570,686	13,214	583,900

Fair value of the identifiable assets and liabilities assumed
Current assets
Trade accounts receivable	143,932	133,438	277,370	18,948	296,318
Inventories	161,617	126,385	288,002	12,661	300,663
Non-current assets
Property, plant and equipment	137,186	222,483	359,669		359,669

Current liabilities
Trade accounts payables	(140,558)	(153,310)	(293,868)	(18,395)	(312,263)
Other payable accounts	(845)	(141)	(985)		(985)
Non-current liabilities
Deferred income tax	(6,374)	(8,647)	(15,021)		(15,021)
Pension plans		(14,436)	(14,436)		(14,436)

Total identifiable assets acquired and
liabilities assumed (B)	294,959	305,773	600,731	13,214	613,945

Result of business combination (A) - (B)	9,824	20,222	30,045		30,045

A specialized independent company estimated the fair value of assets acquired and liabilities assumed, based on the following assumptions:

(i)           the fair value of trade accounts receivable was calculated based on the collectability of the receivables acquired;

(ii)         the fair value of inventory was calculated considering the net realizable value of inventories;

(iii)       the method used to calculate the value of property, plant and equipment was the “replacement cost approach”, reduced by economic and functional obsolescence. The Management, together with its external valuation experts, believed that because it uses the unit value of each asset comprising the plant, the “market approach” would not reflect the actual economic value, since it would not consider the costs with the technologies installed, installation-support and the active connection with the production and distribution system. During the valuation process, the following information was considered: (a) the installation cost of  similar plants; (b) the most recent quotes for the expansion and replacement of similar  assets; (c) the cash price for replacing the asset, considering the use conditions on the inspection date; and (d) the projected cash flows of the business.

(iv)       the fair value of trade payables was determined based on the amount paid to settle these obligations; and

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(v)              the fair value of private pension plans was determined based on the net present value of actuarial liabilities.

7                    Cash and cash equivalents

	2013	2012

Cash and banks (i)	987,824	398,142
Cash equivalents:
Domestic market	1,906,790	1,293,164
Foreign market (i)	1,441,245	1,596,316
Total	4,335,859	3,287,622

(i)         The amount of R$656,427 corresponds to cash and bank balance and R$153,448 corresponds to cash equivalents abroad of Braskem Idesa, available for its use on the project.

Investments in Brazil are mainly represented by fixed-income instruments and time deposits held by the exclusive FIM Sol fund. Investments abroad mainly comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

8                    Financial investments

		2013	2012
Held-for-trading
Investments in FIM Sol		61,670	50,803
Investments in foreign currency		3,773	5,256
Shares		1,170	3,023
Loans and receivables
Investments in FIM Sol			77,469
Investments in local currency			513
Held-to-maturity
Quotas of investment funds in credit rights	(i)	40,696	52,559
Restricted deposits			1,281
Time deposit investment		189	15,731
Investments in foreign currency	(ii)	469,376	307,639
Compensation of investments in foreign currency	(ii)	(469,376)	(307,639)
Total		107,498	206,635

In current assets		86,719	172,146
In non-current assets		20,779	34,489
Total		107,498	206,635

(i)       On December 31, 2013, the Braskem S.A. held junior subordinated shares issued by receivables-backed investment funds. These shares are measured by their redemption value and are held until the conclusion of operations of said funds. The funds issue two other types of shares that enjoy priority in compensation over the junior subordinated shares. The risk related to the operations of these funds is limited to the value of the shares held by the Braskem S.A..

(ii)     On December 31, 2013, Braskem Holanda had financial investments held to maturity that are irrevocably offset, by an export prepayment agreement of the Braskem S.A., in the amount of US$200 million, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco (Note 19). This accounting offset was carried out in accordance with IAS 32, which provide for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

9                    Trade accounts receivable

	2013	2012
Consumers
Domestic market	1,578,008	1,038,673
Foreign market	1,577,140	1,582,433
Allowance for doubtful accounts	(282,753)	(256,884)
Total	2,872,395	2,364,222

In current assets	2,810,520	2,326,480
In non-current assets	61,875	37,742
Total	2,872,395	2,364,222

The breakdown of trade accounts receivable by maturity is as follows:

	2013	2012

Accounts receivables not past due	2,650,938	2,051,353
Past due securities:
Up to 90 days	246,740	350,476
91 to 180 days	8,393	5,814
As of 180 days	249,077	213,463
	3,155,148	2,621,106
Allowance for doubtful accounts	(282,753)	(256,884)
Total customers portfolio	2,872,395	2,364,222

The changes in the balance of the allowance for doubtful accounts are presented below:

	2013	2012	2011

Balance of provision at the beginning of the year	(256,884)	(253,607)	(269,159)
Provision in the year	(27,333)	(53,255)	4,612
Write-offs	23,250	27,374	18,671
Addition by acquisition of companies			(7,731)
Write-off by investment sale		818
Transfers (of) to non-current assets held for sale	(21,786)	21,786
Balance of provision at the end of the year	(282,753)	(256,884)	(253,607)

The Company realizes part of its trade accounts receivable through the sale of trade notes to funds that acquire receivables. These operations are not entitled to recourse, for which reason the trade notes are written-off at the moment of the operation.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

10                Inventories

	2013	2012

Finished goods	3,429,979	2,622,736
Raw materials, production inputs and packaging	1,113,272	1,175,451
Maintenance materials	230,822	211,517
Advances to suppliers	236,672	61,385
Imports in transit and other	139,562	30,966
Total	5,150,307	4,102,055

In current assets	5,033,593	4,102,055
In non-current assets	116,714
Total	5,150,307	4,102,055

Advances to suppliers and expenditures with imports in transit are mainly related to operations for the acquisition of the main raw material.

11                Related parties

The Company carries out transactions with related parties in the ordinary course of its operations and activities. The Company believes that all the conditions set forth in the contracts with related parties meet the Company’s interests. To ensure that these contracts present terms and conditions that are as favorable to the Company as those it would enter into with any other third parties is a permanent objective of Braskem’s Management.

(a)               Balances and transactions

	Balances at December 31, 2013
	Assets											Liabilities
		Current					Non-current					Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Other		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled investment
Refinaria de Petróleo Riograndense S.A. ("RPR")				150	(i)	150						3,106
				150		150						3,106

Associated companies
Borealis Brasil S.A. ("Borealis")	11,368	187				11,555
	11,368	187				11,555

Related companies
Odebrecht and subsidiaries	440		78,068	37,436	(ii)	115,944			782,565	(iii)	782,565	533,498
Petrobras and subsidiaries	99,018	9,925	36,307	42,013	(ii)	187,263	67,348	66,301			133,649	1,833,040
Other	15,135					15,135
	114,593	9,925	114,375	79,449		318,342	67,348	66,301			916,214	2,366,538

Total	125,961	10,112	114,375	79,599		330,047	67,348	66,301			916,214	2,369,644

(i)         Amount in “dividends and interest on capital payable”.

(ii)       Amount related to raw material suppliers.

(iii)      Amount of R$665,851 in "Property and equipment", referring to works in progress and R$116,714 related to raw material supply.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Income statement transactions from January to December 31, 2013

		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled investment
RPR	18,775	39,640
	18,775	39,640

Associated companies
Borealis	291,836
	291,836

Related companies
Odebrecht and subsidiaries	23,707	284,433
Petrobras and subsidiaries	1,369,882	15,980,040	4,525
Other	34,014	4,625
	1,427,603	16,269,098	4,525

Post employment benefit plan
Odebrecht Previdência Privada ("Odeprev")				19,703
				19,703

Total	1,738,214	16,308,738	4,525	19,703

	Balances at December 31, 2012
	Assets									Liabilities
	Current						Non-current			Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled investment
RPR				2,645	(i)	2,645
				2,645		2,645

Associated companies
Borealis	1,017	187				1,204
	1,017	187				1,204

Related companies
Odebrecht and subsidiaries				652,100	(ii)	652,100				1,388
Petrobras and subsidiaries	95,462		13,725			109,187	62,822	64,805	127,627	1,505,754
Sansuy	15,640					15,640
	111,102		13,725	652,100		776,927	62,822	64,805	127,627	1,507,142

Total	112,119	187	13,725	654,745		780,776	62,822	64,805	127,627	1,507,142

(i)              Amount in “dividends and interest on capital receivable”.

(ii)            Amount in “other receivables” in the balance sheet.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Income statement transactions from January to December 31, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Jointly-controlled investment
Propilsur			43
RPR	24,434	42,925	743
	24,434	42,925	786
Associated companies
Borealis	143,477
	143,477
Related companies
Odebrecht and subsidiaries		276,193
Petrobras and subsidiaries	1,227,344	16,783,645	4,304
Sansuy	27,871	11,050
Other	3,150	232,988
	1,258,365	17,303,876	4,304
Post employment benefit plan
Odeprev				24,898
				24,898

Total	1,426,276	17,346,801	5,090	24,898

	Income statement transactions from January to December 31, 2011

		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Jointly-controlled investment
RPR	15,624	5,362	(56)
	15,624	5,362	(56)
Associated companies
Borealis	167,408		1,500
Sansuy	23,663	658
	191,071	658	1,500
Related companies
CNO		190,484
Odebrecht Ingeniería y Construcción de México, S. de R.L. de C.V ("CNO México")		16,461
OCS		2,348
OSP		205,824
Petrobras	1,457,484	14,321,986	4,427
Petrobras Global Trading BV	7,446
Refap	11,699			-
	1,476,629	14,737,103	4,427	-
Post employment benefit plan
Odeprev				13,873
				13,873

Total	1,683,324	14,743,123	5,871	13,873

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract but those related to the supply of raw materials that exceed R$5,000 per operation or R$15,000 altogether per year. This provision encompasses contracts between the Braskem S.A. and its subsidiaries and any of its common shareholders, directors of the Company, its Braskem S.A. or subsidiary or its respective related parties. Additionally, the Company has a Finance and Investment Committee that, among other things, monitors the contracts with related parties that are approved by the Board of Directors.

Pursuant to Brazilian Corporation Law, officers and directors are prohibited from: (i) performing any acts of freedom with the use of the Company’s assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without an authorization granted by the proper body.

The related parties have the following relationship with the Company:

•           Cetrel: subsidiary of Odebrecht

•           CNO: subsidiary of Odebrecht

•           Odebrecht Ambiental: subsidiary of Odebrecht

•           OCS: subsidiary of Odebrecht

•           Petrobras: shareholder of Braskem

•           Petrobras Global Trading BV: subsidiary of Petrobras

•           Refap: merged by Petrobras

The transactions with related parties, except wholly-owned subsidiaries of the Company, are summarized below:

•           Cetrel:

(i)       In November 2012, an agreement was executed for the acquisition of reuse water by plants installed in the Camaçari Petrochemical Complex for a period of 15 years and with an estimated value of R$120 million;

(ii)     In August 2010, an agreement was executed for the treatment of the effluents discharged by the plants located in the Camaçari Petrochemical Complex for a period of 4 years and with a total maximum value of R$60 million.

•           CNO:

(i)       Braskem – In February 16, 2007, an agreement was executed, with the objective of performing services in the shutdowns for maintenance and inspection in the industrial units. This agreement is valid through February, 15 2014 and provides for a different price for each type of activity carried out by CNO;

(ii)     Braskem Idesa – In September 28, 2012, an agreement was executed for the engineering, procurement and construction services of the Ethylene XXI Project. The contract has an estimated value of US$3 billion and duration through 2015.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

•           Odebrecht Ambiental:

On September 30, 2009, the Company entered into an agreement for the acquisition of reuse water with Aquapolo (a special purpose entity formed by Odebrecht Ambiental and the water utility Company of Basic Sanitation of São Paulo State– SABESP for the production of industrial reuse water) by the plants located in the SP Petrochemical Complex. The agreement is valid through 2053 and has an estimated annual value of R$65 million.

•           Petrobras:

(i)       Naphtha

The Braskem S.A. and the subsidiary Braskem Qpar have agreements for the supply of naphtha with Petrobras. The agreements provide for the supply of naphtha to the basic petrochemicals plants located in the Triunfo, Camaçari and SP Petrochemical Complexes. The agreed-upon price of the naphtha is based on several factors, such as the market price of the naphtha itself and a number of oil byproducts, the volatility of the prices of these products in the international markets, the Brazilian real - U.S. dollar exchange rate and the concentration of paraffinic content and contaminants present in the naphtha delivered. The agreement provides for a minimum consumption of 3,800,000 tons a year and a maximum consumption of 7,019,600 tons a year. The subsidiary of Petrobras, Petrobras Global Trading BV, also supplies naphtha to the Company and its subsidiaries.

(ii)     Propylene

Braskem has propylene supply agreements with Petrobras through its refineries for the Company’s plants located in the Petrochemical Complexes of Triunfo, RJ and SP. These agreements provide for the full supply of approximately 910,000 tons of propylene a year. The contracted propylene price is based on various international references linked to the most important markets for propylene and polypropylene, particularly the U.S., European and Asian markets.

(iii)   Ethane, propane, light refinery hydrocarbons (“HLR”) and electricity

The subsidiary Riopol has an agreement with Petrobras for the supply of 392,500 metric tons of ethane a year, 392,500 tons of propane a year, 438,0 n/m³ of HLR year and 306.6 GWh of electricity a year.

(iv)   Fuel oil

Braskem has an agreement with BR Distribuidora, a subsidiary of Petrobras, to supply fuel oil to its unit in the Camaçari Petrochemical Complex.

(v)     Sale of various products

The Company supplies to Petrobras and its subsidiaries many products it manufactures, such as solvents, automotive gasoline, butadiene, paraxylene, benzene, toluene, etc. These supplies are not covered by an agreement and take place on a regular basis at market prices.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

•           OCS:

The Company entered into a risk and insurance management agreement with OCS, amounting to approximately R$3.6 million, which may be renewed for another year.

(b)              Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and the Executive Board, composed of the CEO and vice-presidents. Not all the members of the Executive Board are members of the statutory board.

Non-current liabilities	2013	2012

Long-term incentives	2,333	2,897
Total	2,333	2,897

Income statement transactions	2011	2012	2011
Remuneration
Short-term benefits to employees and managers	35,380	35,026	32,445
Post-employment benefit	275	214	223
Long-term incentives	15	565	1,519
Total	35,670	35,805	34,187

12                Taxes recoverable

		2013	2012
Brazil
IPI		28,701	32,734
Value-added tax on sales and services (ICMS) - normal operations	(a)	738,282	845,045
ICMS - credits from PP&E		123,354	178,920
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	(b)	719,448	484,692
PIS and COFINS - credits from PP&E		269,006	273,693
PIS and COFINS - Law 9,718/98	(c)	24,207	171,140
PIS - Decree-Law 2,445 and 2,449/88	(d)	88,339	104,256
Income tax and social contribution (IR and CSL)	(e)	542,686	452,867
REINTEGRA program	(f)	267,049	217,775
Other		155,965	150,980

Other countries
Value-added tax	(g)	563,650	90,301
Income tax		2,516	942
Total		3,523,203	3,003,345

Current assets		2,237,213	1,476,211
Non-current assets		1,285,990	1,527,134
Total		3,523,203	3,003,345

(a)               ICMS – normal operations

The Company has accumulated ICMS credits over the past few years arising mainly from domestic sales subject to deferred taxation and export sales. This accumulation of tax credits was more evident in the states of BA, RS and SP where most production units are concentrated.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The Company’s Management has been prioritizing a series of actions to maximize the use of these credits and, currently, it does not expect losses on their realization. Among the actions carried out by Management are:

•         Agreement with the Government of RS, maintaining the full deferral of ICMS on the imports, reduction in the ICMS tax levied on domestic operations with naphtha and limiting the use of accumulated ICMS credits to R$8,500 per month for offsetting monthly ICMS payable by the units in that state;

•         Maintenance of the Agreement with the Government of BA, which ensures the effective enforcement of State Decree No. 11,807 of October 27, 2009, which (i) full deferral of the ICMS tax on domestic and imported naphtha acquired in that state and; (ii) capped at R$9,100 per month the use of cumulative ICMS tax credits that can be deducted from the debt balance between April 2011 and March 2014, and the amount of R$5,907 per month between April 2014 and March 2018; and

•         In SP, Decree 59,232/13 allowed deferral of the ICMS tax on naphtha, propylene and ethylene produced in Brazil or imported, acquired in this state, which enabled Braskem to use the accumulated ICMS credits.

(b)               PIS and COFINS

The Company has PIS and COFINS tax credits arising materially from the internal outflows promoted by the deferment of taxes and sales destined to foreign markets and those related to the acquisition of property, plant and equipment.

The realization of these credits occurs in two ways: (i) offset of overdue or falling due liabilities related to taxes levied by the Federal Revenue Service; or (ii) cash reimbursement.

(c)               PIS and COFINS – Law 9,718/98

This account contains credits arising from legal discussions on the constitutionality of some aspects of Law No. 9,718/98. These credits are used to offset the federal taxes payable and have been restated by the basic interest rate (Selic). In 2013, Braskem offset the amount of R$144,184 (R$15,729 in 2012).

(d)               PIS – Decree-Laws 2,445 and 2,449/88

This item includes credits arising from decisions in lawsuits that challenged the constitutionality of Decree Laws No. 2,445 and No. 2,449/88. In 2013, Braskem offset the amount of R$13,311 (R$90,561 in 2012)

(e)               Income tax and social contribution

This account contains IR and CSL credits arising from prepayments in years that did not present taxable income at year end in addition to the taxes withheld on financial investments and restatements by the Selic basic interest rate. These credits will be realized by offsetting other federal taxes and witholdings payable.

(f)                REINTEGRA Program

The REINTEGRA program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to 3% of all export revenue and such credits may be made in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

In accordance with Provisional Presidential Decree (“PPD”) 601, the program was valid until December 31, 2013.

In the fiscal year ended December 31, 2013, the Company recognized credits in the amount of R$229,742 (R$228,052 in 2012) (Note 12) and offset the amount of R$180,468 (R$28,201 in 2012).

(g)               Value added tax – subsidiaries abroad

On December 31, 2013, this line included:

(i)     R$16,111 from sales by Braskem Alemanha to other countries. These credits are reimbursed in cash by the local government; and

(ii)   R$541,904 from purchases of machinery and equipment for the Ethylene XXI project (Note 17). These credits will be reimbursed in cash by the local government after validating the credits according to established tax procedures.

13                Judicial deposits – non-current assets

	2013	2012
Judicial deposits
Tax contingencies	137,631	101,499
Labor and social security contingencies	62,621	73,177
Other	9,658	4,942
Total	209,910	179,618

As of December 31, 2013, a portion of the deposits is associated with legal proceedings for which the probability of loss is possible (Note 24) and a portion is associated with proceedings for which the probability of loss is remote.

In addition, on December 31, 2013, the Company maintains escrow deposits amounting to R$54,793 (R$44,163 in 2012) related to legal proceedings for which the chance of loss was deemed as probable. Such deposits are offset by their respective provisions.

14                Insurance claims

On December 31, 2013, this item under current and non-current was as follows:

(i)       R$119,937 related to damages receivable from losses that occurred in the furnaces, electric system and equipment of the Basic Petrochemicals unit of the Camaçari Complex (BA);

(ii)     R$37,823 related to damages receivable from losses at the Chlor-Alkali and PVC plants in the state of AL.

In 2013, the Company received R$178,190 relating mainly to the losses arising in UNIB BA in December 2010 and February 2011.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

15                Other accounts receivable

(a)               Current

The main balances forming this line under current assets are:

(i)      R$95,149 in advances to service suppliers (2012 - R$91,090);

(ii)    R$34,101 from operations for hedge accounting (Note 21.2.1(b)); and

(iii)  During fiscal year 2013, Braskem received from Odebrecht Ambiental the amount of R$689,868 related to the divestment of the interests in Cetrel and Braskem Distribuidora.

(b)               Non-current

The main balances under this item in non-current assets are:

(i)      Eletrobras compulsory loans

The compulsory loan created to benefit Eletrobras was instituted by Law 4,156/62 with the objective of financing the power industry. The amounts owed were charged monthly on the electricity bills of companies that surpassed a certain level of consumption. This compulsory loan was in force between 1962 and 1993.

Between 2001 and 2003, the merged companies Trikem S.A., Copesul – Companhia Petroquímica do Sul S.A. (“Copesul”), Companhia Alagoas Industrial – Cinal (“Cinal”) and the subsidiaries Alclor Química de Alagoas Ltda. (“Alclor”) and Braskem Petroquímica filed lawsuits claiming credits arising from amounts unduly paid to Eletrobras as compulsory loan, interest and monetary adjustment.

The Superior Court of Justice (STJ) appeased the matter in favor of the taxpayers upon the judgment of RESP No. 1003955 and RESP No. 1028592 made after repetitive appeals under Article 543-C of the Civil Procedure Code, establishing this decision to all cases that address this matter. Meanwhile, through the judgment of the Interlocutory Appeal No. 735933 lodged by Eletrobras, the Federal Supreme Court (STF) consolidated the understanding of the STJ in the sense that the discussion over the matter relates to ordinary law.

In 2011, the lawsuits of Trikem S.A. and Braskem Petroquímica received final and unappealable decisions by the STJ, which exhausted the option of appealing these decisions. Accordingly, based on the opinion of its external legal advisors, the Company recognized in 2011 the corresponding credits, which, as per its understanding, are uncontested, amounting to R$51,000 and R$29,000, respectively, for the lawsuits of Trikem and Braskem Petroquímica. In 2012, the Company received the amount of R$21,932 related to part of the credits of the Braskem Petroquímica lawsuit.

In 2012, the lawsuits of Copesul and Cinal also received final and unappealable decisions by the STJ. In 2013, the Alclor case received the final and unappealable judgment. The amount for 2013 of deemed uncontestable in relation to the companies Copesul, Cinal and Alclor totaled R$13,339.

The amounts recorded correspond to 60% of the total claimed and the legal counsels assess as probable the chance of obtaining a favorable outcome for receiving the remaining 40%.

On December 31, 2013, the balance of this account is R$71,895 (2012 – R$71,895).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(ii)    R$137,345, from operations to hedge accounting (Note 21.2.1(b).

16                Investments

(a)               Information on investments

		Interest in total capital		Adjusted net profit (loss)			Adjusted
		total (%) - 2013		for the period			equity
		Direct	Direct and Indirect	2011	2012	2011	2013	2012

Jointly-controlled investment
RPR		33.20	33.20	1,871	24,335	18,339	124,980	128,591
OCE	(i)	20.00	20.00	402			689
Propilsur		49.00	49.00	(4,445)	(556)	(1,305)	109,300	109,695

Associates
Borealis		20.00	20.00	5,492	16,102	22,307	166,746	165,459
Companhia de Desenvolvimento
Rio Verde ("Codeverde")		35.97	35.97	(596)	(596)	1,561	46,342	46,342

(i)                Shares acquired in July 2013 (Note 1(b.xxiii)).

(a.1)    Description of jointly-controlled investments

The operations of subsidiaries and jointly-controlled investments of Braskem are as follows:

•      Propilsur –installing the PP production unit in Venezuela.

•      RPR –refining, processing and sale and import of oil, its byproducts and correlated products.

•      OCE – purchase and sale of electricity in the spot market.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Changes in jointly-controlled investments and investments and associates

			Dividends				Currency
	Balance at	Capital	and interest	Effect		Interest	translation	Balance at
	Dec/2012	increase	on equity	of results	Other	Gain	adjustments	Dec/2013
Jointly-controlled investments
Propilsur	44,145			(752)			(2,993)	40,400
RPR	42,698			(1,428)	230			41,500
OCE		55		48	2	33		138
Total jointly-controlled investments	86,843	55		(2,132)	232	33	(2,993)	82,038

			Dividends				Currency
	Balance at	Capital	and interest	Effect		Interest	translation	Balance at
	Dec/2012	increase	on equity	of results	Other	Gain (loss)	adjustments	Dec/2013

Associates
Borealis	31,945			1,404				33,349
Nitrocolor		38			(38)			-
Total associates	31,945	38		1,404	(38)			33,349

(c)               Breakdown of equity accounting results

	2013	2012	2011

Equity in results of subsidiaries, associate and jointly-controlled investments	(3,223)	(22,199)	3,892
Provision for losses on investments			(18)
Other		(3,608)	(4,917)
	(3,223)	(25,807)	(1,043)

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

17                Property, plant and equipment

	Note	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total

Cost		417,077	1,749,193	24,514,118	4,057,731	805,160	31,543,279
Accumulated depreciation/depletion			(699,935)	(9,296,148)		(370,411)	(10,366,494)
Balance as of December 31, 2012		417,077	1,049,258	15,217,970	4,057,731	434,749	21,176,785
Transfers of non-current assets held for sale
Balance as of December 31, 2012 (adjusted)		417,077	1,049,258	15,217,970	4,057,731	434,749	21,176,785

Acquisitions			831	162,838	5,124,431	5,812	5,293,912
Capitalized financial charges	19(f)				362,528		362,528
Foreign currency translation adjustment		6,820	9,524	82,325	426,684	2,504	527,857
Transfers by concluded projects			31,178	950,857	(1,087,668)	114,188	8,555
Transfers to intangible					(28,653)	(76)	(28,729)
Other disposals, net of depreciation/depletion			(798)	(3,450)	(4,361)	(1,659)	(10,268)
Depreciation / depletion			(73,526)	(1,783,223)		(79,693)	(1,936,442)
Transfers from non-current assets held for sale	(i)	5,162	31,484	15,500	1,361	3,220	56,727
Non-current assets held for sale	(ii)	(151)	(790)	(15,804)	(19,147)	(1,485)	(37,377)
Net book value		428,908	1,047,161	14,627,013	8,832,906	477,560	25,413,548
Cost		428,908	1,830,245	25,671,115	8,832,906	936,228	37,699,402
Accumulated depreciation/depletion			(783,084)	(11,044,102)		(458,668)	(12,285,854)
Balance as of December 31, 2013		428,908	1,047,161	14,627,013	8,832,906	477,560	25,413,548

(i)     Transfer of assets from Quantiq and IQAG from non-current assets held for sale

(ii)      Transfer of assets from DAT to non-current assets held for sale

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

On December 31, 2013, the main project in progress is located in Mexico, through the subsidiary Braskem Idesa (Note 20).

Braskem offered in guarantee plants, land, real estate properties and machinery and equipment to comply with the obligations assumed in financing agreements (Note 19).

(a)          Impairment test for property, plant and equipament

In the preparation of the Business Plan for the 2014/2018 period, the Company’s Management analyzed the prospects for the main variables that affect its activities (Note 3.6) in both domestic and international markets.

In general, the Business Plan was prepared taking into consideration that no situation that may prevent the operational continuity of Braskem’s assets, both in terms of obsolescence of the industrial park and technologies employed and of legal restrictions is foreseen. Braskem’s Management believes that the plants will operate at their full capacity, or close to it, within the projected period. Also, no significant changes in the Braskem’s business are expected, such as a significant excess in the offer by other manufacturers that may negatively affect future sales, with the exception of the seasonal price and profitability increases and decreases, which are historically associated with the petrochemical business worldwide. Also, no new technologies or raw materials, which could negatively impact Braskem’s future performance, are expected. Braskem expects to continue to operate in a regulatory environment aimed at environmental preservation, which is absolutely in line with its practices.

In view of all the analysis made throughout 2013, Braskem’s Management understood that there was no need to conduct an impairment test for the assets of the Foreign Business and Chemical Distribution operating segments, as well as of the CGUs UNIB-Bahia and UNIB-Southeast. Despite this conclusion, Braskem conducted an impairment test for the assets of the Polyolefins and Vinyls operating segments and CGU UNIB-South since they are associated with goodwill from future profitability (Note 18).

18                Intangible assets

		Goodwill
		based on			Costumers
		expected future	Brands	Software	and Suppliers
		profitability	and Patents	licenses	Agreements	Total
Cost		3,187,722	199,367	402,396	685,890	4,475,375
Accumulated amortization		(1,128,804)	(71,141)	(183,908)	(150,556)	(1,534,409)
Balance as of December 31, 2012		2,058,918	128,226	218,488	535,334	2,940,966

Acquisitions				25,608	140	25,748
Foreign currency translation adjustment			1,394	5,365	26,469	33,228
Transfers from PP&E			7,813	20,916		28,729
Transfers from non-current assets held for sale	(i)			13,246		13,246
Amortization			(11,035)	(54,987)	(63,265)	(129,287)
Net book value		2,058,918	126,398	228,636	498,678	2,912,630
Cost		3,187,722	208,574	473,560	712,499	4,582,355
Accumulated amortization		(1,128,804)	(82,176)	(244,924)	(213,821)	(1,669,725)
Balance as of December 31, 2013		2,058,918	126,398	228,636	498,678	2,912,630

Average annual rates of amortization			5.80%	8.09%	7.96%

(i)      Transfer of assets from non-current assets held for sale of Quantiq and IQAG.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(a)               Impairment test of intangible assets with defined and undefined useful lives

The Company’s goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests in accordance with the provisions in IAS 36. On December 31, 2013, the goodwill of the Company is allocated at the CGU of UNIB-South and at the Polyolefins and Vinyls operating segments.

The CGU UNIB-South belongs to the Basic Petrochemicals operating segment, which is divided into three CGUs. The other CGU, called UNIB-BA and UNIB-Southeast do not have goodwill allocated.

The Polyolefins operating segment is divided into two CGUs: Polyethylene and Polypropylene. Part of the industrial plants that compose these CGUs was acquired in a business combination that resulted in a goodwill based on the future profitability of these plants. The Company’s Management established that the benefits from the synergy of this transaction should be associated with all units acquired and, therefore, the goodwill recognized is allocated and monitored at the lowest level of the corresponding group of assets, which is the Polyolefins operating segment.

In October 2013, Braskem conducted an impairment test of the goodwill using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

			Book value
	Allocated goodwill	Cash flow (CF)	(with goodwill and work capital)	CF/Book value
CGU and operating segments
CGU - UNIB - South	926,854	7,353,584	848,412	8.7
Operating segment - Polyolefins	939,711	12,468,556	7,658,046	1.6
Operating segment - Vinyls	192,353	3,829,542	3,237,688	1.2

The following premises were adopted to determine the discounted cash flow: cash flow for 5 years based on the Business Plan, discount rate and perpetuity rate based on the Weighted Average Cost of Capital (WACC) of 13.26% p.a. and without real growth rate.

(b)               Sensitivity analysis

Given the potential impact on cash flows of the “discount rate” and the “growth rate in perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

		-0,5% on
	+0,5% on	growth rate
	discount rate	to perpetuity
CGU and operating segments
CGU - UNIB - South	6,702,392	7,042,942
Operating segment - Polyolefins	11,223,392	11,864,605
Operating segment - Vinyls	3,434,515	3,638,822

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

19                Borrowings

		Annual financial charges
			Average interest
		Monetary restatement	(unless otherwise stated)	2013	2012
Foreign currency
Bonds and Medium term notes (MTN)		Note 19 (a)	Note 19 (a)	10,432,526	9,278,759
Advances on exchange contracts		US dollar exchange variation	0.60%	117,132	173,939
Export prepayment		Note 19 (b)	Note 19 (b)	540,744	513,610
BNDES		Note 19 (c)	Note 19 (c)	453,065	495,260
Export credit notes		Note 19 (d)	Note 19 (d)	843,060	787,687
Working capital		US dollar exchange variation	1.77% above Libor	633,632
Other		US dollar exchange variation	4.00% above Libor	1,268	917,283
Other		Exchange variation (UMBNDES)	6.06%		768
Transactions costs				(81,375)	(60,285)

Local currency
Export credit notes		Note 19 (d)	Note 19 (d)	2,528,077	2,384,414
BNDES	(i)	Note 19 (c)	Note 19 (c)	2,464,987	2,381,892
BNB/ FINAME/ FINEP/ FUNDES	(i)		6.51%	658,372	605,273
BNB/ FINAME/ FINEP/ FUNDES	(i)	TJLP	0.35%	16,093	25,746
Other			2.87%		7,292
Transactions costs				(5,090)
Total				18,602,491	17,511,638

Current liabilities				1,248,804	1,836,028
Non-current liabilities				17,353,687	15,675,610
Total				18,602,491	17,511,638

(i) Governmental financial companies

(a)               Bonds and MTN

		Issue amount		Interest
Issue date		(US$ in thousands)	Maturity	(% per year)	2013	2012
July 1997		250,000	June 2015	9.38	152,328	134,175
January 2004		250,000	January 2014	11.75	178,897	169,609
September 2006	(i)	275,000	January 2017	8.00	305,006	275,270
June 2008	(i)	500,000	June 2018	7.25	1,000,375	1,026,894
May 2010	(i)	400,000	May 2020	7.00	940,780	820,621
May 2010		350,000	May 2020	7.00	828,360	722,596
October 2010		450,000	no maturity date	7.38	1,072,742	935,776
April 2011		750,000	April 2021	5.75	1,772,070	1,545,798
July 2011		500,000	July 2041	7.13	1,207,927	1,053,701
February 2012		250,000	April 2021	5.75	592,666	516,995
February 2012		250,000	no maturity date	7.38	595,968	519,876
May 2012		500,000	May 2022	5.38	1,181,443	1,030,598
July 2012		250,000	July 2041	7.13	603,964	526,850
Total		4,975,000			10,432,526	9,278,759

(i) Partially liquidated in February 2014 (Nota 40).

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b)               Export prepayments (“EPP”)

		Initial amount
		of the transaction
Issue date		(US$ thousand)	Maturity	Charges (% per year)	2013	2012
May 2010	(i)	150,000	May-2015	US dollar exchange variation + semiannual Libor + 2.40		307,406
December 2010		100,000	December-2017	US dollar exchange variation + semiannual Libor + 2.47	118,505	206,204
January 2013		200,000	November-2022	US dollar exchange variation + semiannual Libor + 1.10	422,239
Total		450,000			540,744	513,610

(i)         On September 30, 2013, Braskem Europe maintained an investment of US$150,000 thousand to offset this operation (Note 8).

(c)               BNDES borrowings

Projects	Issue date	Maturity	Charges (% per year)	2013	2012

Foreign currency
Other	2006	October-2016	US dollar exchange variation + 6.47	6,533	7,708
Other	2006	January-2013	Monetary variation (UMBNDES) + 5.46		100
Limit of credit UNIB-South	2006	July-2014	US dollar exchange variation + 5.46 to 5.66		10,747
Braskem Qpar expansion	2006/2007/2008	April-2016	US dollar exchange variation + 6.32 to 6.47	10,389	21,072
Braskem Qpar expansion	2006/2007/2008	January-2015	Monetary variation (UMBNDES) + 6.29		2,099
Limit of credit I	2007	April-2015	US dollar exchange variation + 4.96 to 5.85		42,519
Green PE	2009	July-2017	US dollar exchange variation + 6.25	39,838	44,440
Limit of credit II	2009	January-2017	US dollar exchange variation + 6.25	80,826	93,354
New plant PVC Alagoas	2010	January-2020	US dollar exchange variation + 6.25	115,082	101,647
Limit of credit III	2011	October-2018	US dollar exchange variation + 6.09 to 6.12	159,917	143,186
Butadiene	2011	January-2021	US dollar exchange variation + 6.12	40,480	28,388
				453,065	495,260

Local currency
Other	2006	September-2016	TJLP + 2.80	49,294	67,218
Limit of credit UNIB-South	2006	May-2014	TJLP + 2.02 to 2.32		44,432
Braskem Qpar expansion	2006/2007/2008	February-2016	TJLP + 2.15 to 3.30	75,867	197,546
Limit of credit I	2007	April-2015	TJLP + 1.81 to 2.32		173,477
Green PE	2008/2009	June-2017	TJLP + 0.00 to 4.78	280,631	414,278
Limit of credit II	2009	January-2017	TJLP + 2.58 to 3.58	240,915	319,039
Limit of credit II	2009	January-2017	4.50	10,763	14,252
New plant PVC Alagoas	2010	December-2019	TJLP + 0.00 to 3.58	352,364	351,406
New plant PVC Alagoas	2010	December-2019	5.50	40,091	43,066
Limit of credit III	2011	October-2019	TJLP + 0.00 to 3.58	969,715	582,981
Limit of credit III	2011	October-2019	SELIC + 2.58	82,362
Limit of credit III	2011	November-2019	3.50 to 5.50	228,583	64,095
Butadiene	2011	December-2020	TJLP + 0.00 to 3.45	134,402	110,102
				2,464,987	2,381,892

Total				2,918,052	2,877,152

In December 2011, BNDES approved a new revolving credit line limit for the Company in the total amount of R$2.5 billion, which may be used for 5 years as from the date it is contracted. The funds are being used in the Company’s investment plan. As of December 31, 2013, a total of R$1.5 billion has been released, of which R$724 million was released in 2013.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(d)               Export credit notes (“NCE”)

		Initial amount
Issue date		of the transaction	Maturity	Charges (% per year)	2013	2012

Foreign currency
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	184,778	161,150
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	119,255	104,029
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	176,806	154,298
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	362,221	315,973
March 2008	(i)	41,750	March 2016	Us dollar exchange variation + 7.50		52,237
		722,809			843,060	787,687

Local currency
April-2010	(ii)	50,000	October-2021	105% of CDI	50,880	65,678
June-2010	(ii)	200,000	October-2021	105% of CDI	203,521	256,471
February-2011	(ii)	250,000	October-2021	105% of CDI	203,521	297,434
April-2011	(iii)	450,000	April-2019	112.5% of CDI	459,408	456,876
June-2011	(ii)	80,000	October-2021	105% do CDI	81,408	91,563
August-2011	(iii)	400,000	August-2019	112.5% of CDI	403,513	402,527
January-2012		200,000	December-2013	103% of CDI		217,320
June-2012	(ii)	100,000	October-2021	105% of CDI	101,761	103,818
September-2012	(ii)	300,000	October-2021	105% of CDI	305,282	305,684
October-2012	(ii)	85,000	October-2021	105% of CDI	86,496	86,419
November-2012		100,000	November-2013	106% of CDI		100,624
February-2013	(iv)	100,000	February-2016	8.00	101,183
February-2013	(iv)	50,000	February-2016	7.50	50,505
February-2013	(iv)	100,000	February-2016	8.00	101,010
February-2013	(iv)	50,000	February-2016	8.00	50,440
February-2013	(iv)	100,000	February-2016	8.00	100,923
March-2013	(iv)	50,000	March-2016	8.00	50,257
March-2013	(iv)	17,500	March-2016	8.00	17,583
August-2013	(iv)	10,000	August-2016	8.00	10,129
December-2013		150,000	December-2016	8.00	150,257
Total		2,842,500			2,528,077	2,384,414

(i)         Financing paid in advance in September 2013.

(ii)       Maturities and charges on these operations were renegotiated in October 2013.

(iii)      The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate.

(iv)      The Company entered into swap transactions for these contracts (77.52% to 92.70% of CDI ).

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(e)               Payment schedule

The maturity profile of the long-term amounts is as follows:

	2013	2012

2014		1,759,551
2015	1,121,998	1,515,498
2016	1,738,496	1,092,519
2017	1,576,790	715,362
2018	1,881,848	1,512,383
2019	1,479,686	1,146,166
2020	2,366,125	1,884,761
2021	2,561,516	2,059,513
2022	1,248,355	1,042,067
2023	1,676
2024
2025 and thereafter	3,377,197	2,947,790
Total	17,353,687	15,675,610

(f)                Capitalized financial charges - consolidated

The Company capitalized financial charges in the year ended December 31, 2013 in the amount of R$362,528 (2012 - R$162,227), including monetary variation and part of the exchange variation. The average rate of these charges in the year was 7.40% p.a. (2012 - 6.98% p.a.).

(g)               Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2013	guaranteed	Guarantees

BNB	March-2023	341,051	341,051	Mortgage of plants, pledge of machinery and equipment
BNDES	January-2021	2,918,052	2,918,052	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	207,694	207,694	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	August-2023	122,255	122,255	Bank surety
FINAME	February-2022	3,465	3,465	Pledge of equipment
Total		3,592,517	3,592,517

(h)               Financial covenants

The Company has not entered into financing agreements that establish limits for certain indicators related to the capacity to contract debt and pay interest.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

20                Project finance

Braskem Idesa is constructing a plant in Mexico (Ethylene XXI Project), with capacity to produce around 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock. The raw material will be supplied through an agreement with PEMEX-Gás for delivery of 66,000 barrels of ethane per day for 20 years.

In line with the Company’s financial policy, the investment is being financed under the Project finance mode, whereby the project loan must be paid exclusively with the cash generated by the project itself and shareholders provide limited guarantees (limited recourse project finance). Thus, this financing has the usual guarantees of this type of operation such as assets, receivables, cash generation and other rights from the project, as well commitments by shareholders to inject a limited amount of capital to provide for eventual additional costs thereof.

The financing structure was concluded in December 2012, at the ratio of 70% debt and 30% equity. The total financing contracted to meet construction expenses and start project operation was US$3,193,095 thousand. In 2013, a total of R$4.562.343 (US$2,030,812) thousand was released. A portion of these funds was used to settle the amounts lent by shareholders Braskem (without impact to the consolidated information) and Grupo Idesa, totaling R$1,449,826 (US$648,750 thousand) and R$483,276 (US$216,250 thousand), respectively.

Braskem Idesa capitalized the interest on this financing, since its funding through December 31, 2013, in the amount of R$69,097 (MXN$391,915 thousand). The average interest rate was 4.88% p.a.

The breakdown of charges and final maturities is as follows:

	Contract value	Value received
Identification	US$ thousands	US$ thousands	Maturity	Charges (% per year)	2013	2012
Project finance I	700,000	484,847	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	1,141,515
Project finance II	210,000	51,422	February-2027	Us dollar exchange variation + 6.17	121,387
Project finance III	600,000	263,264	February-2029	Us dollar exchange variation + 4.33	621,410
Project finance IV	660,000	551,173	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	1,298,791
Project finance V	400,000	277,055	February-2029	Us dollar exchange variation + quarterly Libor + 4.65	653,288
Project finance VI	90,000	33,811	February-2029	Us dollar exchange variation + quarterly Libor + 2.73	79,630
Project finance VII	533,095	369,242	February-2029	Us dollar exchange variation + quarterly Libor + 4.64	866,581
Transactions costs					(51,196)
Total	3,193,095	2,030,814			4,731,406

Current liabilities					25,745
Non-current liabilities					4,705,661
Total					4,731,406

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

The maturity profile of this long-term financing, by year of maturity, is as follows:

	2013	2012

2016	85,068
2017	254,883
2018	313,944
2019	327,391
2020	389,584
2021	447,535
2022	377,156
2023	493,770
2024	534,866
2025 and thereafter	1,481,464
Total	4,705,661

In accordance with the Company’s risk management strategy and based on its financial policy, the Management contracted and designated derivative operations under hedge accounting (Note 21.2.1 (c.ii)) in order to offset the change in future debt-related financial expenses caused by the fluctuation of the Libor rate.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

21                Financial instruments

21.1          Non-derivative financial instruments measured at fair value - consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	2013	2012	2013	2012

Cash and cash equivalents	7
Cash and banks		Loans and receivables		987,824	398,142	987,824	398,142
Financial investments in Brazil		Held-for-trading	Level 2	687,938	393,348	687,938	393,348
Financial investments in Brazil		Loans and receivables		1,218,852	899,816	1,218,852	899,816
Financial investments abroad		Held-for-trading	Level 2	1,441,245	1,596,316	1,441,245	1,596,316
				4,335,859	3,287,622	4,335,859	3,287,622

Financial investments	8
FIM Sol investments		Held-for-trading	Level 2	61,670	50,803	61,670	50,803
Investments in foreign currency		Held-for-trading	Level 2	3,773	5,256	3,773	5,256
Investments in foreign currency		Held-to-maturity		189	15,731	189	15,731
Shares		Held-for-trading	Level 1	1,170	3,023	1,170	3,023
FIM Sol investments		Loans and receivables			77,469		77,469
Investments in national currency		Loans and receivables			513		513
Quotas of receivables investment fund		Held-to-maturity		40,696	52,559	40,696	52,559
Restricted deposits		Held-to-maturity			1,281		1,281
				107,498	206,635	107,498	206,635

Trade accounts receivable	9	Loans and receivables		2,872,395	2,364,222	2,872,395	2,364,222

Related parties credits	11	Loans and receivables		258,136	141,539	258,136	141,539

Other receivables
Disposal of shareholdings		Loans and receivables			652,100		652,100

Trade payables		Other financial liabilities		10,421,687	8,999,491	10,421,687	8,999,491

Borrowings	19
Foreign currency - Bond		Other financial liabilities	Level 1	10,432,526	9,278,759	10,241,359	10,032,553
Foreign currency - other borrowings		Other financial liabilities		2,588,901	2,888,547	2,588,901	2,888,547
Local currency		Other financial liabilities		5,667,529	5,404,617	5,667,529	5,404,617
				18,688,956	17,571,923	18,497,789	18,325,717

Project finance	20	Other financial liabilities		4,782,602		4,782,602

Other payables
Creditors for the acquisitions of shares		Other financial liabilities		275,743	256,030	275,743	256,030
Accounts payable to non-controlling		Other financial liabilities		341,993	260,649	341,993	260,649
				617,736	516,679	617,736	516,679

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(a)               Fair value

The fair value of financial assets and liabilities is estimated as the amount for which a financial instrument could be exchanged in an arm’s length transaction and not in a forced sale or settlement. The following methods and assumptions were used to estimate the fair value:

(i)      held-for-trading and available-for-sale financial assets are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii)    trade accounts receivable and trade payables approximate their respective carrying amount due to the short-term maturity of these instruments.

(iii)  the fair value of related parties is the same as the carrying amount.

(iv)  the fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.

(v)    the fair value of debentures is obtained through secondary market prices disclosed by ANDIMA (National Association of Financial Market Institutions).

(b)               Fair value hierarchy

The Company adopts IFRS 7 for financial instruments that are measured in the balance sheet, this requires disclosure of measurements by level of the following fair value measurement hierarchy:

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

The valuation assumptions (inputs to models) are obtained from sources that reflect the most recent observable market prices, particularly the curves of interest and future currency quotes disclosed by the Commodities & Futures Exchange, the spot exchange rate disclosed by the Central Bank of Brazil and the foreign interest curves disclosed by well-known quoting services such as Bloomberg or Reuters.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

21.2          Financial instruments designated and not designated for hedge accounting

Financial instruments designated and not designated for hedge accounting are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, respectively. Financial instruments are necessarily classified as "held-for-trading". The regular changes in the fair value are recognized as financial income or expense in the period in which they occur, except when designated and qualified for hedge accounting.

All financial instruments held at December 31, 2013 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and its fair value is classified as Level 2.

Braskem’s Financial Policy provides for a continuous short-term hedging program for foreign exchange rate risk arising from its operations and financial items. The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge for each operation and keeps it in place for the whole period of the hedged transaction.

Braskem may elect derivatives as hedges for the application of hedge accounting in accordance with IAS 39-32 and IFRS 7. The hedge designation is not mandatory. In general, Braskem will elect to designate financial instruments as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect on the changes in the hedged items.

21.2.1    Changes in derivative financial instruments designated and not designated for hedge accounting

			Operation characteristics
		Fair value	Principal exposure		Balance at	Change in	Financial	Balance at
Identification	Note	hierarchy		Derivatives	2012	fair value	settlement	2013

Non-hedge accounting transactions
Non-deliverable forward ("NDF") - ethanol		Level 2	Real	Dollar	1,791	52	(1,843)
Commodity swap - Naphtha	21.2.1 (a.i)	Level 2	Fixed price	Variable price		(287)	(183)	(470)
Commodity swap - Naphtha	21.2.1 (a.i)	Level 2	Fixed price	Variable price		(1,080)	1,080
Contract for the future purchase - ethanol		Level 1	Fixed price	Variable price	2		(2)
Exchange swap		Level 2	Dollar	CDI	4,968	(1,688)	(3,280)
Interest rate swaps	21.2.1 (a.ii)	Level 2	Fixed rate	CDI		18,458	2,293	20,751
Deliverable Forward	21.2.1 (c.i.i)	Level 2	Mexican peso	Dollar		65,117	(17,837)	47,280
Deliverable Forward	21.2.1 (c.i.ii)	Level 2	Euro	Dollar		(8,801)	3,779	(5,022)
					6,761	71,771	(15,993)	62,539

Hedge accounting transactions
Exchange swap	21.2.1 (b.i)	Level 2	CDI	Dollar	286,617	68,202	12,740	367,559
Commodity swap - ethylene	21.2.1 (b.ii)	Level 2	Variable price	Fixed price		(69)		(69)
Commodity swap - PGP	21.2.1 (b.ii)	Level 2	Fixed price	Variable price		(59)		(59)
Interest rate swaps	21.2.1 (c.ii.i)	Level 2	Libor	Dollar		(116,476)	6,223	(110,253)
					286,617	(48,402)	18,963	257,178

Current assets (other receivables)								(34,101)
Non current assets (other receivables)								(137,345)
Current liabilities (derivatives operations)					293,378			95,123
Non current liabilities (derivatives operations)								396,040
					293,378			319,717

 The counterparties in these contracts are daily monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient. On December 31, 2013, the Company had security deposits related to NCE currency swaps (Note 21.2.1(a.ii)) amounting to R$244,832.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(a)               Non-hedge accounting transactions

The Company has operations that were not designated as hedge accounting since the risks posed to the principals protected are satisfactorily represented by the coinciding results from the variation in the exposure indexes of the principal and the variation in the fair value.

The regular changes in the fair value of these swaps are recorded as financial income or expenses in the same period in which they occur. In the fiscal year ended December 31, 2013, the Company recognized a financial expense of R$15,455.

(a.i)     Commodity swap - Naphtha

Braskem made a single operation of resin at a fixed price sale to a final customer. With the goal of preserving its margin, potentially affected by the fluctuation in the price of naphtha, were made four future purchase contracts at a fixed price of this raw material, as shown below:

Identification	Nominal value	Fixed price - US$/Ton (hedge)	Maturity	Fair value
	US$ thousands			2013	2012
Commodity swap - naphtha	477	830,000	February-2014	(144)
Commodity swap - naphtha	477	830,000	March-2014	(127)
Commodity swap - naphtha	477	830,000	April-2014	(112)
Commodity swap - naphtha	425	830,000	May-2014	(87)
Total	1,856			(470)

Current assets (other receivables)				(470)
Total				(470)

(a.ii)    Interest rate swap linked to NCE

            The Braskem S.A. has contracted financing facilities in the form of NCE (Note 19(d)) with fixed interest payments. Considering that the cash in Brazilian real is largely invested in the overnight rate (CDI)-indexed investments, the company contracted swaps to match financial charges with cash yields.

Identification		Interest rate	Maturity		Fair value
	Nominal value	(hedge)		2013	2012
Swap NCE I	100,000	90.65% CDI	February-2016	4,086
Swap NCE II	50,000	88.20% CDI	February-2016	2,243
Swap NCE III	100,000	92.64% CDI	February-2016	4,435
Swap NCE IV	50,000	92.70% CDI	February-2016	2,315
Swap NCE V	100,000	91.92% CDI	February-2016	4,407
Swap NCE VI	50,000	92.25% CDI	March-2016	2,310
Swap NCE VII	17,500	91.10% CDI	March-2016	765
Swap NCE VIII	10,000	77.52% CDI	August-2016	190
Total	477,500			20,751

Current liabilities (derivatives operations)				20,751
Total				20,751

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b)               Hedge accounting transactions

(b.i)     Swaps related to NCE

In line with the Company’s risk management strategy and based on its financial policy, the Management contracted swap operations to offset the interest rate and currency risks arising from the financings mentioned in Note 19(d), by maintaining its exposure to long-term financial liabilities in the U.S. dollar.

Identification			Interest rate	Maturity	Fair value
	Nominal value	US$ mil	(hedge)		2013	2012
Swap NCE I	200,000	122,100	5.44%	August 2019	101,904	82,812
Swap NCE II	100,000	60,187	5.40%	August 2019	48,414	39,008
Swap NCE III	100,000	59,588	5.37%	August 2019	46,642	37,333
Swap NCE IV	100,000	56,205	5.50%	April 2019	39,005	29,904
Swap NCE V	100,000	56,180	5.50%	April 2019	38,939	29,250
Swap NCE VI	150,000	82,372	5.43%	April 2019	52,745	38,585
Swap NCE VII	100,000	58,089	4.93%	April 2019	39,910	29,725
Total	850,000	494,721			367,559	286,617

Current assets (other receivables)					(28,481)
Current liabilities (derivatives operations)						286,617
Non Current liabilities (derivatives operations)					396,040
Total					367,559	286,617

Prior to designating these swaps as hedge accounting, on May 1, 2013, the Company had recognized financial income of R$43,651 as profit for the fiscal year. After the recognition of this designation, an expense of R$111,853, relating to changes in the fair value of these swaps since the designation until December 31, 2013, was recognized.

(b.ii)       Commodity swap – Ethylene and PGP

To reduce the volatility of its results, the subsidiary Braskem America decided to swap the part of the ethylene used in the production of PP copolymers for Polymer Grade Propylene (PGP), which is the main factor influencing the price of this resin. For this purpose, the company contracted 2 operations with derivatives for the same terms and volumes.

In the first operation, the ethylene cost was fixed:

Identification	Nominal value	Hedge	Maturity	Fair value
	US$ thousands	Cents/Pound		2013	2012
Commodity swap - ethylene	285	0.57	January-2014	(6)
Commodity swap - ethylene	285	0.57	February-2014	(10)
Commodity swap - ethylene	285	0.57	March-2014	(13)
Commodity swap - ethylene	285	0.57	April-2014	(15)
Commodity swap - ethylene	285	0.57	May-2014	(13)
Commodity swap - ethylene	285	0.57	June-2014	(12)
Total	1,710			(69)

Current assets (other receivables)				(69)
Total				(69)

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

To preserve its margin, potentially affected by the fluctuation in resin prices, it contracted a swap operation that makes the cost variable on account of the PGP, as follows:

Identification	Nominal value	Hedge	Maturity	Fair value
	US$ thousands	Cents/Pound		2013	2012
Commodity swap - PGP	385	0.77	January-2014	41
Commodity swap - PGP	390	0.78	February-2014	53
Commodity swap - PGP	390	0.78	March-2014	53
Commodity swap - PGP	365	0.73	April-2014	(6)
Commodity swap - PGP	340	0.68	May-2014	(64)
Commodity swap - PGP	310	0.62	June-2014	(136)
Total	2,180			(59)

Current assets (other receivables)				(59)
Total				(59)

On the date of contracting the derivative, the operations were designated as hedge accounting. Thus, the Company recognized income of R$128 in shareholders' equity, relating to the variation in the fair value of these swaps.

(b.iii)      Non-derivative liabilities designated for export hedge accounting

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results.

The Company considers the flow covered as highly probable based, on the following factors:

  Historically, annual export volumes represent three to four times the annual amount covered; In the past 5 years, Braskem S.A. recorded average exports of US$2.4 billion annually, supporting the export amounts underlying the hedge; and
  The flow covered varies between 15% and 30% of the export flows planned by the Company;

The Company designated longer export flows than the financial liabilities that hedge them. However, to analyze the effectiveness of the operations, the export flows will be considered only until the date of maturity of the underlying debt.

Nevertheless, to ensure continuity of the relation and strategy of the proposed hedge, the Company plans to refinance and/or substitute these hedging instruments according to their maturity, in accordance with IAS 39.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

On December 31, 2013, the following non-derivative financial liabilities were designated as guarantee for the hedge, considering the scope of the consolidated balance sheet:

	Financial liabilities
				Nominal value	Balance at	Balance at
Identification	Maturity		Hedge	US$ thousands	2013	2012

Operations designated for hedge accounting
Bond	2016		Dollar	78,893	184,814
Trade payables	2016		Dollar	760,551	1,781,674
Bond	2017		Dollar	213,220	499,489
Foreign currency borrowings	2017		Dollar	72,632	170,148
Trade payables	2017		Dollar	543,833	1,273,982
Bond	2018		Dollar	340,455	797,550
Trade payables	2018		Dollar	439,275	1,029,046
Bond	2019		Dollar	315,483	739,051
Trade payables	2019		Dollar	378,712	887,170
Advance on exchange contracts	2019		Dollar	47,949	112,325
Bond	2020		Dollar	460,001	1,077,599
Foreign currency borrowings	2020		Dollar	39,923	93,523
Trade payables	2020		Dollar	120,076	281,291
Export prepayments	2020		Dollar	104,000	243,630
Bond	2021		Dollar	480,001	1,124,450
Foreign currency borrowings	2021		Dollar	99,999	234,257
Trade payables	2021		Dollar	10,001	23,428
Export prepayments	2021		Dollar	126,000	295,168
Bond	2022		Dollar	363,656	851,901
Trade payables	2022	0	Dollar	2,344	5,490
Credit note export	2022	0	Dollar	353,000	826,938
Bond	2023	0	Dollar	698,372	1,636,005
Trade payables	2023		Dollar	20,000	46,852
Bond	2024		Dollar	681,199	1,595,776
Trade payables	2024		Dollar	7,656	17,934
				6,757,231	15,829,491

The amounts of the operations designated for hedge accounting booked in shareholders' equity are described below:

	Balance at			Balance at
	2012	Addition	Reversion	2013

Exchange variation of foreign sales hedge		2,303,540		2,303,540
Income tax and social contribution on foreign sales hedge		(783,204)		(783,204)

Fair value of cash flow hedges, net of taxes		1,520,336		1,520,336

(c)               Hedge operations by Braskem Idesa related to project finance

The hedge operations of Braskem Idesa follow the same mode as project finance, whereby the project loan must be paid exclusively with the cash generated by the project itself and shareholders provide limited guarantees (limited recourse project finance) (Note 20).

(c.i)      Operations not designated for hedge accounting

The periodic changes in the fair value of swaps are recorded as financial income or expense in the same period in which they occur. In the year ended December 31, 2013, the Company recognized a financial expense of R$56,316.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c.i.i)    Currency futures contract– Mexican Peso

Braskem Idesa contracted currency purchase transactions through futures contracts to hedge its future obligations in Mexican peso (local trade payables, payroll, taxes and etc.). Since the cash of this subsidiary is maintained in U.S. dollar, these operations were contracted to ensure cash flow balance.

Identification	Nominal value	Foreign exchange	Maturity		Fair value
	US$ thousands	(hedge)		2013	2012
Deliverable Forward	41,020	13.1120	jan-2014	3,620
Deliverable Forward	35,453	13.1428	feb-2014	3,815
Deliverable Forward	39,206	13.1742	mar-2014	4,065
Deliverable Forward	42,391	13.1998	apr-2014	3,468
Deliverable Forward	32,410	13.2305	jun-2014	3,164
Deliverable Forward	36,844	13.2645	jun-2014	3,624
Deliverable Forward	36,839	13.2953	jul-2014	3,612
Deliverable Forward	33,627	13.3273	sep-2014	3,281
Deliverable Forward	30,750	13.3544	sep-2014	2,988
Deliverable Forward	30,079	13.3871	oct-2014	2,923
Deliverable Forward	27,843	13.4200	dec-2014	2,707
Deliverable Forward	24,091	13.4519	dec-2014	2,344
Deliverable Forward	22,522	13.4906	feb-2014	2,202
Deliverable Forward	18,209	13.5217	mar-2015	1,788
Deliverable Forward	15,394	13.5551	mar-2015	1,519
Deliverable Forward	9,703	13.5896	apr-2015	961
Deliverable Forward	5,299	13.6264	jun-2015	525
Deliverable Forward	3,191	13.6598	jun-2015	317
Deliverable Forward	1,769	13.6952	jul-2015	176
Deliverable Forward	1,840	13.7306	aug-2015	181
Total	488,480			47,280

Current liabilities (derivatives operations)				47,280
Total				47,280

(c.i.ii)   Currency futures contract - Euro

Braskem Idesa contracted currency purchase transactions through futures contracts to hedge its future obligations in euro (trade payables). Since the cash of this subsidiary is maintained in U.S. dollar, these operations were contracted to ensure cash flow balance.

Identification	Nominal value	Foreign exchange	Maturity		Fair value
	US$ thousands	(hedge)		2013	2012
Deliverable Forward	8,485	1.3053	January-2014	(1,119)
Deliverable Forward	6,096	1.3059	January-2014	(801)
Deliverable Forward	7,839	1.3066	March-2014	(1,020)
Deliverable Forward	3,287	1.3068	March-2014	(426)
Deliverable Forward	6,501	1.3079	June-2014	(831)
Deliverable Forward	6,555	1.3089	July-2014	(825)
Total	38,763			(5,022)

Current assets (other receivables)				(5,022)
Total				(5,022)

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c.ii)     Operations designated for hedge accounting

(c.ii.i)   Interest rate swap linked to Libor

On December 31, 2013, Braskem Idesa held 6 interest rate swap contracts for a nominal value of US$1,312,892 thousand, contracted on the future disbursements of the Project Finance (Note 20) contracted in U.S. dollar at floating rates (based on  Libor). In these swaps, Braskem Idesa receives floating rates (Libor) and pays fixed rates periodically, coinciding with the financing cash flows. The objective of these swaps is to offset the changes in the future financial expenses from debt caused by changes in the Libor rate. The term, amount, settlement dates and floating interest rates coincide with the terms of the Project Finance.

Identification	Nominal value	Interest rate	Maturity		Fair value
	US$ thousands	(hedge)		2013	2012
Swap Libor I	299,996	1.9825%	May-2025	(25,124)
Swap Libor II	299,996	1.9825%	May-2025	(25,213)
Swap Libor III	299,996	1.9825%	May-2025	(25,213)
Swap Libor IV	129,976	1.9825%	May-2025	(10,924)
Swap Libor V	132,996	1.9825%	May-2025	(11,178)
Swap Libor VI	149,932	1.9825%	May-2025	(12,601)
Total	1,312,892			(110,253)

Non-Current assets (other receivables)				(137,345)
Current liabilities (derivatives operations)				27,092
Total				(110,253)

Before designating these swap operations as hedge accounting, on September 1, 2013, the Company recognized financial income of R$116,007 as profit in the fiscal year. After recognizing such designation, in shareholders’ equity, the Company recognized financial expense of R$469 relating to changes in the fair value of these swaps since the designation through December 31, 2013.

(d)               Estimated maximum loss

On December 31, 2013 the amount at risk of the derivatives held by Braskem, which is defined as the highest loss that could result in one month and in 95% of the cases under normal market conditions, was estimated by the Company at R$31,045 (US$13,252 thousand) for the NCE swap designated for hedge accounting and R$1,773 for the NCE swap that is not designated for hedge accounting.

The value at risk of derivatives related to the Ethylene XXI Project in Mexico in 95% of the cases, under normal market conditions, was estimated at R$23,101 (US$9.861 thousand) for the Libor derivative and R$3,342 (US$1.426 thousand) for the derivative of Mexican pesos.

21.3          Credit quality of financial assets

(a)               Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from domestic clients and for part of the accounts receivable from foreign clients. Braskem does not apply this rating to all of its foreign clients because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. On December 31, 2013, the credit ratings for the domestic market were as follows:

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

			(%)
			2013	2012
1	Minimum risk		16.56	21.19
2	Low risk		32.61	32.04
3	Moderate risk		23.54	33.68
4	High risk		26.26	4.23
5	Very high risk	(i)	1.03	8.85

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Domestic Market (LTM)	Export Market (LTM)
December 31, 2013	0.14%	0.13%
December 31, 2012	0.28%	0.37%
December 31, 2011	0.18%	0.43%

LTM – last 12 months

(b)               Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	2013	2012
Financial assets with risk assessment
AAA	3,436,378	2,484,788
AA+		190,660
AA	93,955	5
AA-		449,555
A+		120,123
A	865,105	19
A-	1,485	80,231
	4,396,923	3,325,381
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	40,696	103,359
Sundry funds (ii)	3,773	60,356
Restricted deposits (iii)		1,281
Other financial assets with no risk assessment	1,965	3,880
	46,434	168,876

Total	4,443,357	3,494,257

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.

(ii)       Investment funds with no internal and external risk assessment whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

(iii)      Risk-free financial assets

Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

21.4          Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)               Selection of risks

On December 31, 2013, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Mexican peso/U.S. dollar exchange rate;

•      Euro/U.S. dollar exchange rate;

•      Libor floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)               Selection of scenarios

In accordance with CVM Instruction No. 475/08, Braskem included three scenarios in the sensitivity analysis, with one that is probable and two that represent adverse effects to the Company. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on Braskem’s operations, such as those arising from the revaluation of inventories and revenue and future costs, were not considered. Since Braskem manages its exposure to foreign exchange rate risk on a net basis, adverse effects from depreciation in the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

(b.1)    Probable scenario

The Market Readout published by the Central Bank of Brazil on December 27, 2013 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of December 31, 2013. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions. According to the Market Readout, by the end of 2014, the U.S. dollar will appreciate 4.58% against the Brazilian real compared to the end of 2013, and the CDI rate will be 10.50%.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

The Market Readout does not publish forecasts for the interest rates Libor and TJLP. Therefore, Braskem considered the expectations for the CDI interest rate for determining the probable scenario for those rates, given their correspondence. The probable scenario for the TJLP is an increase of 0.5% from the current rate of 5%, in line with the size of the government’s most recent decisions to increase or decrease the rate, and accompanying the forecast for the cumulative increase in the CDI rate by end-2014 of 0.50%.

(b.2)    Possible and extreme adverse scenarios

For the Brazilian real/U.S. dollar and the Mexican peso/U.S. dollar exchange rates, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on December 31, 2013.

For the Euro/U.S. dollar exchange rate, a negative change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the rate on December 31, 2013.

For the Libor and CDI interest rates, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on their respective rates on December 31, 2013.

For the TJLP interest rate, an increase of 1% was considered for the possible adverse scenario and of 1.5% for the extreme scenario based on its rate on December 31, 2013, in accordance with the upward or downward adjustments made by the government in the rate, in this order of scale.

The sensitivity values in the table (c) below are the changes in the value of the financial instruments in each scenario. Tables (d), (e), (f), (g) and (h) show the changes in future cash flows.

(c)               Sensitivity to the Brazilian real/U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real/US dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Bonds and MTN	(478,295)	(2,608,132)	(5,216,263)
Advance on exchange contracts	(5,370)	(29,283)	(58,566)
BNDES	(20,771)	(113,266)	(226,533)
Working capital / structured operations	(67,701)	(369,173)	(738,346)
Raw material financing	(58)	(317)	(634)
Export prepayments	(24,791)	(135,186)	(270,372)
Financial investments abroad	74,884	408,340	816,679
Swaps	(93,287)	(355,034)	(675,561)

(d)               Sensitivity to the Mexican peso /U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the U.S. dollar/Mexican peso exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Project finance	(65,712)	(504,931)	(1,009,862)
Deliverable Forward	(33,999)	(216,414)	(361,505)

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(e)               Sensitivity to the Euro /U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the U.S. dollar/Euro exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Deliverable Forward	(1,466)	(23,957)	(47,914)

(f)                Sensitivity of future cash flows to the Libor floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below. The figures represent the impact on financial income (expenses), taking into consideration the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Borrowings	(998)	(4,992)	(9,984)
Export prepayments	(2,102)	(10,510)	(21,020)
Swaps	1,703	(8,513)	(17,026)

(g)               Sensitivity of future cash flows to the CDI interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in CDI interest rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Export credit notes	(4,294)	(20,898)	(40,442)
Agricultural credit note	(39,666)	(182,183)	(329,235)
Financial investments in local currency	(9,878)	(49,376)	(98,720)

(h)               Sensitivity of future cash flows to the TJLP interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in TJLP interest rate is presented in the table below:

	Probable	Possible adverse	Extreme adverse
Instrument	5.5%	6.0%	6.5%
BNDES	(43,377)	(85,661)	(126,884)
FINEP	(113)	(225)	(335)
Other governmental agents	(31)	(61)	(91)

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

22                Taxes payable

		2013	2012

Brazil
IPI		81,282	71,440
PIS and COFINS		615	5,764
Income tax and social contribution		52,226	54,987
ICMS		120,941	72,435
Federal tax payment program - Law 11,941/09	(a)	1,024,127	1,237,156
Other		67,680	59,630

Other countries
Value-added tax			2,538
Income tax			2,132
Other		1,428	1,460
Total		1,348,299	1,507,542

Current liabilities		445,424	342,789
Non-current liabilities		902,875	1,164,753
Total		1,348,299	1,507,542

(a)               Tax debt refinancing program – Law 11,941/09

In 2009, the Braskem S.A. and the subsidiaries Braskem Qpar and Braskem Petroquímica adhered to the federal tax debit refinancing program established by Law 11.941 on May 27, 2009. The associated installments were deferred over a maximum of 180 months, which is the maximum limit permitted by said law. The law also provides for the possibility of amortizing at least 12 installments with the same reduction in penalties and interest applicable to the payment in cash of tax debits that fall under the scope of this law.

In June 2012, the Company's Management decided to pay in advance part of the installments of the Parent Braskem S.A. under the program, amortizing 72 installments at once, which amounted to R$403,821. After applying the benefits of cash payment to the amortization, Braskem disbursed R$301,841 on July 31, 2012. The reduction, in the amount of R$101,980, was recognized as follows: (i) the amounts corresponding to the renegotiated tax payments, of R$80,496, were recorded under “other operating income (expenses), net”; and (ii) their restatement by the Selic interest rate, as from the renegotiation date, was recorded under “financial results”, in the amount of R$21,484.

In September and December 2013, Brazil’s Federal Revenue Service offset, through a circular, with the approval of the Management, a part of the installments of the Braskem S.A., amortizing 39 installments amounting to R$156,484. Applying the benefits of cash payment on amortization, Braskem paid R$8,200, used credits from the Reintegra program in the amount of R$112,564, and other credits of R$1,658, obtaining a discount of R$34,062. This discount was recognized as follows: (i) the amount corresponding to the renegotiated tax installments, of R$25,063, was recorded under “other net operating income (expenses)”; and (ii) its restatement by the Selic interest rate, from the renegotiation date, was recorded under “financial results”, in the amount of R$8,999.

Due to the reopening of the installment program, the Braskem S.A. included a few more tax dues amounting to R$25,965, deferred for payment in up to 180 months.

As established in the rules of said installment program, Braskem will lose all the reductions of arrears charges if it fails to pay three installments, whether consecutive or not.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

23                Income tax (“IR”) and social contribution (“CSL”)

23.1          Reconciliation of the effects of income tax and social contribution on profit or loss

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Income (loss) before IR and CSL and after discontinued operations		963,948	(1,802,963)	(875,221)

IR and CSL at the rate of 34%		(327,742)	613,007	297,575

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees		(1,096)	(7,548)	1,112
Effects from pre-payment of taxes		8,539	27,374	13,896
IR and CSL accrued in previous years		1,236	1,652	73,773
Interests on own capital				10,215
Other permanent adjustments		(137,847)	5,313	(37,066)

Effect of IR and CSL on results of operations		(456,910)	639,798	359,505

Breakdown of IR and CSL:

Current IR and CSL / continued operations		(45,218)	(29,165)	(16,980)
Current IR and CSL		(45,218)	(29,165)	(16,980)

Deferred IR and CSL / continued operations		(411,692)	812,276	376,485
Deferred IR and CSL / discontinued operations			(143,313)
Deferred IR and CSL		(411,692)	668,963	376,485

Total IR and CSL on income statement		(456,910)	639,798	359,505

Disregarded  the amount of R$61,017, which refers to the impact of the loss of subsidiaries based in countries with favored taxation, for which it was not recorded deferred income tax, the effective tax rate in 2013 would be 41.07%.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

The Braskem S.A. has subsidiaries abroad, whose nominal income tax (IR) rates differ from those in Brazil, of 34% (IR – 25% and CSL 9%), as shown below:

	Official rate - %
	Headquarters
	(Country)	2013

Direct and Indirect subsidiaries
Braskem America and Braskem America Finance	USA	35.00
Braskem Argentina	Argentina	35.00
Braskem Austria Finance	Austria	25.00
Braskem Chile	Chile	20.00
Braskem Alemanha	Germany	31.90
Braskem Finance and Braskem Inc	Cayman Islands*
Braskem Idesa, Braskem Idesa Serviços and Braskem México	Mexico	30.00
Braskem Austria	Austria	25.00
Braskem Holanda	Netherland	25.00
Petroquímica Chile	Chile	20.00
Braskem Espanha	Spain	30.00
Common	British Virgin Islands*
Lantana	Bahamas*
Norfolk	Uruguay	25.00

(*)  Country with favored taxation – rate of 0%.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

23.2          Deferred income tax and social contribution

(a)               Breakdown of and changes in deferred IR and CSL

Deferred tax - assets	Note	As of December 31, 2012	Transfers of non-current assets held for sale	Impact on the result (expense) income	Impact on the equity / (decrease) increase	As of December 31, 2013
	2.1.1(a)	Revised
Tax losses (IR) and negative base (CSL)		1,099,345		(83,758)		1,015,587
Goodwill amortized		31,432		(19,367)		12,065
Exchange variations		215,545		575,963		791,508
Temporary adjustments		362,198	4,112	44,594	(2,671)	408,233
Business combination		243,517		(11,478)		232,039
Pension plan		49,912		12,015		61,927
Deferred charges - write-off		60,060		(22,089)		37,971
Investments in subsidiaries				94,276		94,276
Total assets		2,062,009	4,112	590,156	(2,671)	2,653,606

Deferred tax - liabilities		As of December 31, 2012	Transfers of non-current liabilities held for sale	Impact on the result (income) expense	Impact on the equity / (increase) decrease	As of December 31, 2013

Amortization of goodwill based on future profitability		586,857		56,193		643,050
Tax depreciation		391,224		150,101		541,325
Temporary differences		327,500	260	22,134	76,292	426,186
Business combination		624,817		(39,567)		585,250
Write-off negative goodwill of incorporated subsidiaries		1,781		(594)		1,187
Additional indexation PP&E		154,189		(14,032)		140,157
Hedge accounting				823,324	(823,324)
Other		52,254		4,289		56,543
Total liabilities		2,138,622	260	1,001,848	(747,032)	2,393,698

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b)               Net balance of deferred income and social contribution tax assets and liabilities

(c)

		2013
	Headquarters (Country)	IR-CSL Asset	IR-CS Liability

Braskem S.A.	Brazil	1,769,683	(1,095,410)
Braskem Argentina	Argentina	5,552
Braskem Alemanha	Germany	67,910
Braskem Idesa	Mexico	57,613	(52,554)
Braskem Petroquímica	Brazil	215,348	(129,022)
Petroquímica Chile	Chile	123
Braskem Qpar	Brazil	532,285	(755,006)
Braskem America	USA		(361,706)
IQAG	Brazil	23
Quantiq	Brazil	5,069

		2,653,606	(2,393,698)

		2012
	Headquarters (Country)	IR-CSL Asset	IR-CS Liability

Braskem S.A.	Brazil	1,100,611	(1,015,743)
Braskem Argentina	Argentina	3,251
Braskem Alemanha	Germany	17,448	(9,176)
Braskem Idesa	Mexico	24,677
Braskem Petroquímica	Brazil	214,430	(93,256)
Petroquímica Chile	Chile	168
Braskem Qpar	Brazil	459,914	(626,807)
Riopol	Brazil	237,944	(88,201)
Braskem America	USA	3,566	(305,439)

		2,062,009	(2,138,622)

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c)               Realization of deferred income tax and social contribution

		December 31,		2015 and	2017 and	2019
Deferred tax - assets	Note	2013	2014	2016	2018	thereafter

Tax losses (IR) and negative base (CSL)	2.18	1,015,587	66,986	390,957	398,657	158,987
Goodwill amortized	(i)	12,065	2,210	3,650	1,934	4,271
Exchange variations	(ii)	791,508				791,508
Temporary adjustments	(iii)	408,233	219,936	11,988	7,910	168,399
Business combination	(iv)	232,039				232,039
Pension plan	(v)	61,927	61,927
Deferred charges - write-off	(vi)	37,971	16,890	21,081
Investments in subsidiaries	(vii)	94,276	94,276
Total assets		2,653,606	462,225	427,676	408,501	1,355,204

		December 31,		2015 and	2017 and	2019
Deferred tax - liabilities	Note	2013	2014	2016	2018	thereafter

Amortization of goodwill based on future profitability	(viii)	643,050				643,050
Tax depreciation	(ix)	541,325				541,325
Temporary differences	(x)	426,186	38,743	77,486	78,518	231,439
Business combination	(xi)	585,250	40,469	80,938	80,938	382,905
Write-off negative goodwill of incorporated subsidiaries	(xii)	1,187	594	593
Additional indexation PP&E	(xiii)	140,157	14,031	28,062	28,062	70,002
Other		56,543				56,543
Total liabilities		2,393,698	93,837	187,079	187,518	1,925,264

Basis for constitution and realization:

(i)         Goodwill recognized from merged investments amortized prior to Law 11,638/07, which are controlled in the Taxable Income Journal (LALUR). Realization is based on the tax rules for amortization.

(ii)       Exchange variation of assets and liabilities denominated in foreign currency, whose tax realization is recognized upon their receipt or settlement.

(iii)      Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods.

(iv)     Refers to: (i) tax-related goodwill generated by the acquisition of Quattor and (ii) contingencies recognized from business combinations at Quattor. Tax realization of goodwill will occur upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.

(v)       Provision for the defined-benefit plan at Petros Copesul, with realization expected for 2014.

(vi)     Amounts constituted based on the deferred assets written off due to the adoption of Law 11,638/07. Tax realization is based on the application of the amortization rate used prior to the adoption of this law.

(vii)    Realization will take place in the first quarter of 2014.

(viii)  Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the impairment or realization of assets related to goodwill.

(ix)     Difference between the accounting and tax depreciation rates in accordance with Normative Rule 1 of July 29, 2011.

(x)       Accounting revenues not yet taxable for calculation of income tax and social contribution, whose taxation will occur in subsequent periods.

(xi)     Added value adjustments on property, plant and equipment and intangible assets identified in business combinations at Quattor, Unipar and Petroquímica Triunfo, whose tax realization is based on the depreciation and amortization of these assets.

(xii)    Write-off of negative goodwill from the merged company Cinal, which was offered as tax based on the amortization of taxes.

(xiii)  Adjustments to the additional indexation of property, plant and equipment, whose tax realization is based on the depreciation of assets.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

Annually, the Company revises its projection of taxable income using as base the Business Plan, which is approved by the Company’s Management, using as key variables those described in Note 3.1. If this projection indicates that the taxable income will not be sufficient to absorb the deferred taxes, the amount corresponding to portion of the asset that will not be recovered is written off.

23.3          Provisional Presidential Decree  No. 627

On November 11, 2013, PPD 627 was passed, which introduced several provisions, notably the following: (i) revocation of the Transitional Tax System (RTT); (ii) changes to Decree-Law 1,598/77 related to Corporate Income Tax, and to the law related to Social Contribution; (iii) provision that any changes or adoption of accounting methods and criteria through administrative acts issued based on the powers granted by business law, after the publication of this PPD, will not have any implication in the calculation of federal taxes until the applicable tax law regulates the matter; (iv) inclusion of specific treatment on the taxation of profits or dividends; (v) provisions for the calculation of interest on capital; and (vi) new considerations on investments valued using the equity accounting method.

The PPD mentioned in items (i) to (iii) above came into effect in 2015. However, the Decree allows taxpayers to choose to advance the effects to 2014 as a condition for eliminating any tax effects related to dividends paid up to the date of publication of said Decree, the calculation of interest on capital and the valuation of significant investments in subsidiaries and associated companies using the equity accounting method. Though there is the possibility of the Company announcing the early adoption, the final decision on the effective exercise of said option will be taken when the PPD is made into law.

The Company conducted studies on the possible effects that could arise from the adoption of this PPD and concluded that it there are no material adjustments to its financial statements of December 31, 2013.

24                Sundry provisions

		2013	2012
Measures to
Provision for customers rebates	(a)	45,060	40,666
Provision for recovery of environmental damages	(b)	132,762	32,944
Judicial and administrative provisions	(c)	362,896	333,218
Other		14,832	8,847
Total		555,550	415,675

Current liabilities		105,856	52,264
Non-current liabilities		449,694	363,411
Total		555,550	415,675

(a)               Provision for client rebates

Some sales agreements of Braskem provide for a rebate, in products, should some sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement.

The rebate is monthly recognized in a provision, assuming that the minimum contractual amount will be achieved. As they are recognized based on contracts, the provisions are not subject to significant uncertainties with respect to their amount or settlement.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b)               Provision for recovery of environmental damages

Braskem has a provision for future expenses for the recovery of environmental damages in some of its industrial plants. The term estimated for this recovery is measured at present value.

(c)               Judicial and administrative provisions

As presented below, Braskem maintains a provision for legal and administrative proceedings against the Company, for which the chances of loss are considered probable, and tax claims against Quattor, for which the chances of loss are considered possible on April 30, 2010, date on which the control of Quattor was acquired.

		2013	2012

Labor claims	(c.1)	125,887	75,697

Tax claims	(c.2)
Income tax and social contribution	(i)	32,319	29,980
PIS and COFINS	(ii)	35,634	32,929
ICMS - interstate purchases	(iii)	86,233	79,688
ICMS - other	(iv)	11,432	56,974
Other		61,372	50,744

Societary claims and other		10,019	7,206
		362,896	333,218

(c.1)     Labor claims

On December 31, 2013, the Company is involved in 358 labor claims, including occupational health and security cases, which were assessed as probable losses. For these claims, the Company maintains a provision of R$125,887, which corresponds to the expected amount of disbursement upon their resolution. The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds 5 years.

The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts. The Company’s Management believes that the chances of increasing the amount of the existing provision are remote.

(c.2)     Tax claims

On December 31, 2013, Braskem has recognized a provision in the amount of R$61,372 for claims from the Brazilian tax authorities and the chances of loss for which are considered probable. On the same date, the Company has recognized a provision in the amount of R$165,618 for these claims arising from business combination and the chances of loss for which are considered possible.

On December 31, 2013, the main tax claims for which the Company maintains a provision are the following:

(i)                 Income tax and social contribution

At the administrative level, the subsidiary Braskem Petroquímica is assessed for the payment of such taxes, in the amount of R$32,319 as of December 31, 2013, represented mostly by income tax and social contribution on the foreign exchange variation in the account of investments in foreign subsidiaries in 2002. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matter at the administrative and judicial levels.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

There is no judicial deposit or other type of guarantee for this claim.

The Company’s Management expects this case to be terminated by 2015.

(ii)               PIS and COFINS taxes

The subsidiary Braskem Petroquímica is assessed for the payment of these taxes in many claims, such as:

•                allegedly insufficient payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002 due to alleged calculation errors by tax authorities, of widening the tax calculation base and increasing the contribution rate envisaged in Law 9,718/98;

•                offset of the COFINS dues relating to September and October 1999 using the credit resulting from the addition of 1% to the COFINS rate;

•                rejection of the offset of PIS and COFINS dues relating to the period from February to April 2002 using the PIS credits under Decree-Laws 2,445 and 2,449, calculated between June 1990 and October 1995, under the argument that the time period for using said credits had expired;

•                alleged non-taxation of revenue in the calculation basis of income arising from foreign exchange variations on assets, determined as a result of successive reductions in the capital of the associated company.

On December 31, 2013, the total amount involved in these claims is R$35,634. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by Braskem Petroquímica, which, together, cover the amount of the claims.

The Company’s Management estimates that these cases should be terminated by 2020.

(iii)             ICMS - interstate purchases

In 2009, the subsidiary Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment, at the administrative level, of ICMS in view of:

•                use of tax credits in the periods from February 2004 to August 2005, November 2005 to February 2006, and September 2006 to January 2008, arising from the bookkeeping of credits that were presented in the purchase invoices of products acquired from another company, since the operations were aimed at the export of the products and, as such, they would not be subject to ICMS;

•                issue of invoices without registering the shipment of the goods from its facilities for storage; and

•                non-presentation of the tax documents requested by inspection authorities.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

On December 31, 2013, the amount involved is R$86,233. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

No judicial deposits or other types of security were accrued for this procedure.

Management estimates that this case should be terminated by 2019.

(iv)             ICMS - sundry violations

The subsidiary Braskem Qpar was served a tax deficiency notice by the Finance Department of the State of São Paulo, demanding (i) the payment of ICMS tax in view of the alleged non-payment of the tax from 2002 to 2004 while carrying out interstate sales to taxpayers located in other states though the goods never left the state of São Paulo, and (ii) the payment of ICMS and fines for using tax credits from August 2004 and November 2005, issuing tax documents without the corresponding exit of goods, and for alleged failing to submit the requested tax documents.

In 2013, Braskem paid R$47,746, taking advantage of the Special Installment Program announced by the São Paulo state government, thereby eliminating the contingency described in item (i) above, while the amount of R$28,581 relating to the contingency described in item (ii).

The amount of the provision recognized is based on the estimate of disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

No judicial deposits or other types of security were accrued for this procedure.

The Company’s Management estimates that these cases should be terminated by 2020.

(d)               Changes in provisions

		Recovery of
		environmental	Legal
	Bonus	damage	provisions	Other	Total

December 31, 2010	21,538	36,282	330,807	6,240	394,867

Additions, inflation adjustments and exchange variation, net	33,452	16,542	(28,335)	3,694	25,353
Write-offs through usage and payments	(41,413)	(16,047)	(27,015)	(4,867)	(89,342)
Compensation			(9,155)		(9,155)

December 31, 2011	13,577	36,777	266,302	5,067	321,723

Additions, inflation adjustments and exchange variation, net	58,387	18,622	68,268	3,780	149,057
Write-offs through usage and payments	(31,298)	(22,455)	(1,352)		(55,105)

December 31, 2012	40,666	32,944	333,218	8,847	415,675

Additions, inflation adjustments and exchange variation, net	58,794	96,589	92,575	5,985	253,943
Write-offs through usage and payments	(54,400)	3,229	(62,897)	-	(114,068)
					-
December 31, 2013	45,060	132,762	362,896	14,832	555,550

25                Long-term incentive

A long-term non-share-based plan (“ILP”) was approved at the Shareholders’ Meeting held in September 2005, under which the participants in strategic programs can acquire securities issued by the Company that are called “Certificates of Investment Units”. The objective of the plan is, among others, to align the interests of participants in strategic programs in the creation of long-term value with those of shareholders, in order to motivate the vision and commitment of these participants to long-term results.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

No new certificates have been issued since 2008, and the transactions under this program are, since then, limited to redemptions.

The balances at December 31, 2013 and 2012 are as follows:

	2013		2012
	Quantity	Amount	Quantity	Amount

Investment units
Issued (Alfa units)	377,156	5,254	427,313	6,200
Bonus (Beta units)	341,408	4,020	389,336	4,205
Total	718,564	9,274	816,649	10,405

26        Post-employment benefits

26.1          Defined contribution plans

(a)               ODEPREV

The Company maintains a defined contribution plan for its employees managed by ODEPREV, a private pension plan entity created by Odebrecht. ODEPREV offers its participants, which are employees of the sponsoring companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts.

On December 31, 2013, the number of active participants in ODEPREV totals 5,451 (5,404 in 2012). The contributions made by the Company in the year amount to R$19,703 (2012 - R$24,898) and the contributions made by the participants amounted to R$46,411 (2012 - R$44,070).

(b)               Triunfo Vida

Braskem, due to the merger of Petroquímica Triunfo S.A., became a sponsor of Triunfo Vida. On May 31, 2010, the Company requested to withdraw its sponsorship of this plan and on July 27, 2012 PREVIC – National Superintendence of Supplementary Pension Plan (“PREVIC”) approved the withdrawal without the need for any further disbursements by Braskem.

26.2          Post-employment benefit plans

(a)               PETROS Copesul Plan

Braskem, due to the merger of Copesul, became the sponsor of the Petros Copesul plan. On September 28, 2012, PREVIC approved the withdrawal of sponsorship of this plan by Braskem. The payment of the mathematical reserves of participants is expected to be made in 2014. For this reason, the provisioned amount of R$158,122 (Note 26.3.1 (a)) is recorded under current liabilities.

(b)               PETROS PQU Plan

With the acquisition of Quattor, in April 2010, the Company assumed the liabilities of Petros PQU.  On August 6, 2012, PREVIC approved the sponsorship withdrawal process, which had been requested on September 30, 2009. The payment of the mathematical reserves to participants is expected to be made in 2014. Due to the plan’s surplus situation, no provision has been accrued.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

26.3          Defined benefit plans

(a)               Novamont – Braskem America

With the acquisition of Sunoco Chemicals, Braskem America became the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. At December 31, 2013, the plan has 54 active participants (2012 - 53). In 2013, 2012 and 2011, no contributions were made by the Company or by participants.

(b)               Braskem Alemanha

With the acquisition of the PP business from Dow Chemical, Braskem Alemanha became the sponsor of the defined benefit plan of the employees of the plants located in that country. On December 31, 2013, the plan has 136 (2012 – 96) active participants.  In 2013, 2012 and 2011, no contributions were made by the Company or by participants.

The defined benefit plan of Braskem Alemanha is a non-contribution plan, that is, the contributions of the sponsor are managed directly by the company and this type of plan is allowed by legislation of that country.

26.3.1    Composition and changes in the balances of the post-employment benefit plans

(a)               Amounts in balance sheet

	Note		2013	2012
	2.1.1(a)			Revised
Post-employment benefits
Petros Copesul			158,122	147,175

Defined benefit
Novamont Braskem America (i)		(i)	9,554	10,381
Braskem Alemanha (i)		(i)	34,515	26,221
			44,069	36,602

			202,191	183,777

Current liabilities			158,137	147,175
Non-current liabilities			44,054	36,602
Total			202,191	183,777

(i)                   With the adoption of IAS 19, the actuarial losses previously unrecognized in these two plans in the amount of R$18,204 (R$11,816, net of income tax) were recognized retroactively, on December 31, 2012,  under "other comprehensive income (loss)". The balance sheet on that date was restated to reflect the changes to the item “post-employment benefits”.  For comparison purposes, the information for December 31, 2011 was not revised in the statement of changes in shareholders’ equity, since the amounts are immaterial.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

	Note	2013	2012
	2.1.1(a)		Revised
Benefit obligations		(67,668)	(56,338)
Fair value of plan assets		23,599	19,736
Funded status of the plan		(44,069)	(36,602)
Consolidated net balance		(44,069)	(36,602)

In non-current liability		(44,069)	(36,602)
		(44,069)	(36,602)

(b)               Change in obligations

	Note	2013	2012	2011
	2.1.1(a)		Revised	Revised
Balance at beginning of year		56,338	37,166	19,634
Acquisition of company				12,675
Current service cost		2,593	1,255	426
Interest cost		2,561	2,138	1,292
Special retirement				278
Benefits paid		(1,693)	(2,561)	(125)
Actuarial losses (gain)		(909)	14,769	1,026
Exchange variation		8,778	3,571	1,960
Balance at the end of the year		67,668	56,338	37,166

(c)               Change in fair value plan assets

	Note	2013	2012	2011
	2.1.1(a)		Revised	Revised
Balance at beginning of year		19,736	18,981	19,353
Acquisition of company				631
Actual return on plan assets		1,158	314	9
Employer contributions		1,392	178
Current expenses			(39)	(36)
Benefits paid		(1,619)	(1,406)	(976)
Exchange variation		2,932	1,708
Balance at the end of the year		23,599	19,736	18,981

(d)               Amounts recognized in profit or loss

	Note	2013	2012	2011
	2.1.1(a)		Revised	Revised
Current service cost		2,593	1,255	427
Interest cost		2,547	2,138	1,292
Expected return on plan assets		(1,614)	(1,489)	(189)
Amortization of actuarial loss		675	74
Amortization of unrecognized service cost		119	104
		4,320	2,082	1,530

The amounts recognized in the statement of operations refer to transactions involving the defined benefit pension plans that are recognized in “other operating (revenues) expenses, net” and in “financial results”, depending on their nature.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(e)               Actuarial assumptions

						(%)
	2013			2012		2011
	United		United		United
	States	Germany	States	Germany	States	Germany

Discount rate	5.00	3.75	5.00	5.75	5.70	5.75
Inflation rate	3.00	1.51	3.00	2.00	3.00
Expected return on plan assets	7.50	n/a	7.50	n/a	1.00	4.00
Rate of increase in future salary levels	n/a	3.00	n/a	3.00	n/a	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	n/a	n/a	2.25

(f)                Hierarchy of fair value assets

On December 31, 2013, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan of Braskem America, which has a level-1 fair value hierarchy. As mentioned in item 26.3.1(c) of this Note, the defined benefit plans of Braskem Alemanha is not a contribution-based plan and as such, on December 31, 2013, this plan had no assets.

27                Advances from clients

The balance includes advances amounting to R$430,959 (2012 - R$358,428) from four clients overseas for the acquisition of products for supply between February 2013 and December 2016.

28                Other accounts payable

(a)               Non-current

(i)    On August 9, 2010, as part of the business combination of Quattor (currently named Braskem Qpar), BNDES Participações S.A. (“BNDESPAR”) exercised its option to sell the shares in Riopol, incorporated by Braskem Qpar in August, 2013 (Note 1(b.xxiv)). The balance, on December 31, 2013, is R$275,743 (2012 - R$256,030).

The purchase price will be paid in 3 installments, with restatement by the TJLP, as follows:

•                On June 11, 2015, the amount corresponding to 15% of the purchase price;

•                On June 11, 2016, the amount corresponding to 35% of the purchase price; and

•                On June 11, 2017, the amount corresponding to 50% of the purchase price.

(ii)  amounts payable to the non-controlling shareholder of Braskem Idesa, in the amount of R$370,420, arising from loans for the Ethylene XXI Project.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

29                Contingencies

Braskem has contingent liabilities related to lawsuits and administrative proceedings arising from the normal course of its business. These contingencies are of a labor and social security, tax, civil and corporate nature and involve risks of losses that are classified by the Company’s Management as possible.

The balance of contingent liabilities not booked as on December 31, 2013 and 2012 is classified as below:

		2013	2012

Labor claims	(a)	606,166	698,036
Tax claims	(b)	3,399,794	2,967,799
Other lawsuits	(c)	389,352	411,324
Total		4,395,312	4,077,159

(a)               Labor

On December 31, 2013, the Company is involved in 1,934 indemnity and labor claims for which the chances of loss are considered possible. Among these claims are:

(a.1)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS), in the second quarter of 2005, claiming the payment of overtime amounting to R$39 million. The chances of loss are deemed as possible.

The Management of the Company does not expect further disbursements to terminate these lawsuits.

All actions in progress are with the Superior Labor Court and Management expects them to be judged in 2014.

Two of these actions were awarded a final and unappealable decision in favor of the Company.

There are no judicial deposits related to these claims.

(a.2)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS) in the third quarter of 2010 claiming the payment of overtime referring to work breaks and integration into base salary of the remunerated weekly day-off amounting to R$311 million.

The Management of the Company does not expect to disburse any amounts upon their closure.

The claims are in the fact finding and appeals phase and they are expected to be granted a final and unappealable decision in the last quarter of 2014.

No judicial deposit or other form of security was accrued for these claims.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b)               Tax

On December 31, 2013, the Company is involved in many proceeding with the Brazilian tax authorities. Management considers the chances of loss possible but not probable based on the estimate and opinion of its external advisors.

On December 31, 2013 the main tax contingencies, together by matter and totaling at least R$60 million, are the following:

(b.1)    ICMS

The Company is involved in many ICMS collection claims related to assessment notices drawn up mainly by the Finance Department of the States of SP, BA and AL. On December 31, 2013, the adjusted amounts of these claims total R$773 million and the claims include the following matters:

•           ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the inputs questioned do not physically compose the final product. However, the Judicial branch has a precedent that says that the input must be an integral part of the product or be consumed in the production process;

•           ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc;

•           transfer of goods for an amount lower than the production cost;

•           omission of the entry or shipment of goods based on physical count of inventories;

•           lack of evidence that the Company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

•           non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution; and

•           fines for the failure to register invoices.

The Company’s legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2020, and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 40% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

No judicial deposit or other form of security was accrued for these claims.

(b.2)    COFINS

The Company is involved in collection actions related to COFINS in which the use, by the Company, of certain tax credits to determine and pay this tax is under discussion. These credits arise from (i) legal actions; and (ii) income tax prepayments.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

On December 31, 2013, the adjusted amounts involved of these assessments total R$342 million.

The Company’s external legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2018; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets in guarantee, in the amount of R$136 million, that cover the amount involved in these claims.

 (b.3)   IPI – presumed credit

The Company is involved in tax assessments that question the undue use of presumed IPI credit as a way to offset the payment of PIS and COFINS levied on the acquisitions of raw materials, intermediate products and packaging material used in the industrialization of exported products. The Revenue Service understands that only the inputs that have been in contact with or have a direct influence on the final product are entitled to the presumed credit. The Judicial branch understands that the products that give rise to the right to the credits are those that (i) are incorporated into the final product; or (ii) are immediately and completely consumed in the production process. On December 31, 2013, the adjusted amount involved of these assessments is R$111 million.

The Company’s legal advisors estimate that: (i) the judicial proceeding is expected to be terminated in 2020; and (ii) in the event of an unfavorable decision to the Company, which is not expected, this contingency could be settled for up to 60% of the amount in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company furnished guarantee of R$19 million, which sustains the amount involved in the lawsuit on the issue.

(b.4)    Non-cumulative PIS and COFINS

The Company received a deficiency notice from the Brazilian Federal Revenue Service due to the use of non-cumulative PIS and COFINS tax credits related to: (i) expenditures with treatment of effluents; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; and (iv) extemporaneous credits from acquisitions of property, plant and equipment. These deficiency notices have already been contested at the administrative level and comprise the period from 2006 to 2011, on December 31, 2013 totaled R$712 million, of which R$366 million related to principal and R$346 million of fine and interest.

The Company's legal counsel, in view of the recent decisions by the Tax Resources Administrative Board and the evidence provided by the Company, assess as possible the chances of loss at the administrative and legal levels. For this reason, no provision has been accrued for these deficiency notices. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

The Company’s external legal counsel expect the proceedings at administrative level to conclude in 2020.

No judicial deposit or other form of guarantee was accrued for this claim.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b.5)    IR and Social Contribution Taxes – Goodwill amortization and other charges

The Company was served a tax deficiency notice by the Federal Revenue Service for having deducted, between 2007 and 2012, amortization charges from goodwill originated from equity interests acquired in calendar year 2012. That year, several business groups divested their petrochemical assets, the consolidation of which enabled the incorporation of Braskem. On December 31, 2013, the updated value of said income and social contribution tax deficiency notice was R$650 million.

In addition to the amounts related to Income and Social Contribution taxes recorded in the notices filed by tax authorities, the company rectified the balances of tax losses and negative social contribution tax bases corresponding to the disallowance of part of the amortization charges on the goodwill mentioned above, and the interest and exchange variation expenses incurred in 2008. The offset amounts represent R$653 million of the balance of tax losses and R$667 million of the balance negative social contribution bases, whose estimated tax impact is equivalent to the principal amount of R$223 million.

The Management, based on the opinion of the Company’s legal counsel, believes that the existence of an effective business purpose in the acquisition of the aforementioned petrochemical assets, the participation of third parties in the businesses that originated the goodwill from acquisitions, and the real economic nature of the operations that led to the recording of interest and exchange variation expenses, considers the chances of loss in the administrative and legal spheres as possible. Hence, no provision was accrued for these tax deficiency notices.

There is no judicial deposit or any other type of guarantee for all these proceedings.

For being recent contingencies, is unfeasible to estimate when these proceedings are expected to be terminated.

(c)               Other court disputes involving the Company and its subsidiaries

(c.1)     Civil

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, on December 31, 2013, totaled R$123 million. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

No judicial deposit or other form of guarantee was accrued for these lawsuits.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

(c.2)     Societary

Some shareholders of preferred shares acquired with incentives filed lawsuits, originally against Copene, the former name of the Company, and against the merged companies Nitrocarbono, OPP Química, Salgema, Trikem, Polialden and Politeno. They claim a share in the profit remaining after the payment of priority dividends on the same basis as the common shareholders, in addition to the right to vote in shareholders' meetings until the distribution of dividends in the desired conditions is reestablished. The amount involved in the lawsuits for which there is a possibility of loss is R$17 million.

No judicial deposits or other types of security were accrued for these lawsuits.

Since the lawsuits are in different phases, the Company’s external legal advisors consider it unfeasible to estimate when these proceedings are expected to be terminated.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c.3)     Social security

The Company is a party to various administrative and judicial proceedings concerning social security matters, which total approximately R$137 million on December 31, 2013, as adjusted by the Selic rate.

The Management of the Company, based on the opinion of its external legal advisors, understands that no amount is due with respect to these assessments.

Additionally, Management believes that is not possible to estimate the amount of disbursement to cover a possible unfavorable decision to the Company, or even estimate when these proceedings will be brought to conclusion.

For these proceedings, security was given in the form of judicial deposits and finished products that combined cover the amounts claimed.

The Company’s external legal advisors consider it unfeasible to estimate when these proceedings are expected to be terminated.

30                Equity

(a)                Capital

On December 31, 2013, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,265,348 shares with no par value divided into 451,668,652 common shares, 345,002,878 class “A” preferred shares, and 593,818 class “B’ preferred shares, distributed as follows:

				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.96%			305,517,121	38.32%
Petrobras		212,426,951	47.03%	75,591,019	21.91%			288,017,970	36.13%
BNDESPAR				40,102,837	11.62%			40,102,837	5.03%
ADR	(i)			34,191,744	9.91%			34,191,744	4.29%
Other		12,907,078	2.86%	114,780,022	33.27%	593,818	100.00%	128,280,918	16.09%
Total		451,668,652	100.00%	343,848,120	99.67%	593,818	100.00%	796,110,590	99.86%
Braskem shares owned by subsidiary of Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i)       American Depositary Receipts traded on the New York Stock Exchange (USA).

(ii)     These share are considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

(b)               Share rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class “A” preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Only class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

In the event of liquidation of the Company, class “A” and “B” preferred shares will have priority in the reimbursement of capital.

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Brazilian Corporation Law.

(c)               Tax incentive reserve

This reserve mainly comprised the income tax deduction benefit determined before the base period of 2006 (Note 33(a)). After the adoption of Laws 11,638/07 and 11,941/09, as from January 1, 2007, the income tax benefit started to be recorded in the statement of operations in the revenue reserves account as proposed by Management and approved at the General Shareholders’ Meeting. Regardless of the change introduced by Laws 11,638/07 and 11,941/09, this tax incentive can be used only for capital increase or absorption of losses.

At the end of fiscal year 2012, the Company used the balance of this reserve to absorb part of the fiscal year’s loss.

(d)               Legal reserve

Under Brazilian Corporation Law, the Company must transfer 5% of net profit for the year, determined in accordance with the accounting practices adopted in Brazil, to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

At the end of fiscal year 2012, the Company used part of the balance of this reserve to absorb partially the loss in the period.

(e)               Unrealized profit reserves

This reserve was established based on unrealized profits in fiscal year 2011, in accordance with items I and II, paragraph 1 of Article 197 of Law No. 6,404/76, which states that in the fiscal year that the distributable dividends exceed the amount of profits, which generated cash inflows to the Company, the General Stockholders’ Meeting may, upon proposal of the board, attribute such excess to “unrealized profit reserves”. Under the terms of the Law No 6,404/76, this reserve should only be used to absorb losses or pay dividends.

At the end of fiscal year 2012, the Company used part of the balance of this reserve to absorb partially the loss in the period.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(f)                Ongoing share repurchase programs

(f.1)     3rd Share repurchase program

On August 26, 2011, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2011 and August 28, 2012, through which the Company could acquire up to 12,162,504 class A preferred shares at market price. Shares could be purchased by the Company or by financial institutions hired for that purpose. Upon the expiration of the program, Braskem would have to acquire from financial institutions, at market value, the shares acquired by the latter. The private deal was approved by the Securities and Exchange Commission of Brazil (“CVM”).

During the program, a total of 2,595,300 shares were repurchased for the amount of R$33,204, of which 2,007,600 were repurchased by financial institutions, and 587,700 shares were repurchased directly by Braskem. The average cost of these shares was R$12.79 (minimum of R$10.53 and maximum R$15.15).

The shares purchased by financial institutions were purchased by Braskem in August 2012, when the program ended. In the operation, Braskem received R$1,575 related to the swap instrument associated with the repurchase transaction, net of withholding income tax of R$698.

The purchased shares were canceled in December 2012.

(f.2)     4th Share repurchase program

On August 13, 2012, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2012 and August 28, 2013, through which the Company might acquire up to 13,376,161 class “A” preferred shares at market price. The shares might be acquired by the Company or by financial institutions hired for such purpose. Upon the expiration of the program, Braskem would have to acquire from financial institutions, at market value, the shares eventually acquired by the latter. The private transaction was approved by the CVM.

As of November 2012, the financial institutions had acquired 262,300 shares for the amount of R$3,489 (item (f) of this Note) at the average cost of R$13.30 per share (minimum of R$12.66 and maximum R$14.07)

On November 12, 2012, the Company acquired these shares and received in the operation R$71 related to the swap instrument associated with the repurchase transaction, net of the withholding income tax of R$29.

The shares repurchased were cancelled in December 2012. There were no purchases under this program in 2013.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(g)               Dividends proposed and appropriation of profit

Under the Company’s bylaws, profit for the year, adjusted according to Law 6,404/76, is appropriated as follows:

(i)       5% to a legal reserve, which must not exceed 20% of capital;

(ii)     25% to pay for mandatory, non-cumulative dividends, provided that the legal and statutory advantages of the Class “A” and “B” preferred shares are observed. When the amount of the priority dividend paid to class “A” and “B” preferred shares is equal to or higher than 25% of profit for the year calculated under Article 202 of Brazilian Corporation Law, it is the full payment of the mandatory dividend. Any surplus remaining after the payment of the priority dividend will be used to:

•      pay dividends to common shareholders up to the limit of the priority dividends of preferred shares;

•      if there still is any surplus, distribute additional dividends to common shareholders and class “A” preferred shareholders so that the same amount of dividends is paid for each common share or class “A” preferred share.

(g.1)    Profit or loss in 2013 and dividends proposed

Management proposes paying total dividends of R$482,593. The total dividends proposed correspond to R$0.6061888020  for all classes of shares and meets the priority dividend of preferred shares in accordance with the Bylaws of the Company.

Management proposes to the Annual Shareholders Meeting the allocation of net income from 2013 as follows:

		2013

Net income for the year of Company's shareholders		509,697
Realization of additional property, plant and equipment		28,203
Net income adjusted		537,900
Legal reserves distribution		(26,895)
Net income adjusted by dividends calculation		511,005
Proposed dividends (*)		(482,593)
Portion allocated to unrealized profit reserves		(28,412)
Balance of retained earnings

(*) Minimum dividends - 25% adjusted net income	(i)	127,751
Additional proposed dividends	(ii)	354,842
Total dividends		482,593

(i)       Recorded in current liabilities.

(ii)     Recorded in shareholders' equity, under the item “proposed additional dividend”.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(g.2)    Absorption of the balance of retained losses and dividend payment

The adjusted loss for fiscal year 2012, in the amount of R$674,263, was absorbed by the unrealized profits reserves, tax incentives and the legal reserve, resulting in a balance of R$565,549. On April 2, 2013, the Annual Shareholders Meeting approved the absorption of the balance by using a portion of the “capital reserve” account.

On April 27, 2012, the Annual Shareholders’ Meeting approved the payment of dividends as per the Management proposal in 2011, in the amount of R$482,593, equivalent to R$0.605085049 per class “A” and “B” common and preferred share, paid as of November 19, 2012.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(h)               Other comprehensive income – Equity

				Defined		Foreign
		Additional	Deemed	benefit		currency	Gain (loss)
		indexation of	cost of	plan actuarial	Fair value	translation	on interest
		PP&E	PP&E	Gain (loss)	of hedge	adjustment	in subsidiary
	Note	(i)	(i)	(ii)	(iii)	(iv)	(v)	Total

As of December 31, 2010		353,777			(53,292)	(79,135)		221,350

Additional indexation
Realization by depreciation or write-off assets		(41,267)						(41,267)
Income tax and social contribution		14,031						14,031

Deemed cost of jointly-controlled investment
Deemed cost of jointly-controlled investment			22,079					22,079
Realization by depreciation or write-off assets			(1,394)					(1,394)
Income tax and social contribution			474					474

Fair value of cash flow hedge
Change in fair value					(1,939)			(1,939)
Transfer to result					46,973			46,973
Income tax and social contribution					(2,458)			(2,458)

Gain on interest in subsidiary							3,106	3,106

Foreign currency translation adjustment						54,631		54,631

On December 31, 2011		326,541	21,159		(10,716)	(24,504)	3,106	315,586

Additional indexation
Realization by depreciation or write-off assets		(41,268)						(41,268)
Income tax and social contribution		14,032						14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets			(1,442)					(1,442)
Income tax and social contribution			490					490

Defined benefit plan actuarial loss
Actuarial loss				(18,204)				(18,204)
Income tax and social contribution				6,388				6,388

Fair value of Cash flow hedge
Change in fair value					1,948			1,948
Transfer to result					14,290			14,290
Income tax and social contribution					(5,522)			(5,522)

Loss on interest in subsidiary							(5,917)	(5,917)

Write-off gain on interest in subsidiary							(4,632)	(4,632)

Foreign currency translation adjustment						61,662		61,662

On December 31, 2012 (revised)	2.1.1(a)	299,305	20,207	(11,816)		37,158	(7,443)	337,411

Additional indexation
Realization by depreciation or write-off assets		(41,268)						(41,268)
Income tax and social contribution		14,032						14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets			(1,465)					(1,465)
Income tax and social contribution			498					498

Foreign sales hedge
Exchange rate					(2,303,540)			(2,303,540)
Income tax and social contribution					783,204			783,204

Fair value of Cash flow hedge
Change in fair value					(83,413)			(83,413)
Transfer to result					(41,727)			(41,727)
Income tax and social contribution					40,120			40,120

Defined benefit plan actuarial gain				169				169

Net loss interest in subsidiary							(1,961)	(1,961)

Foreign currency translation adjustment						205,249		205,249

On December 31, 2013		272,069	19,240	(11,647)	(1,605,356)	242,407	(9,404)	(1,092,691)

(i)	Realization as the asset is depreciated or written-off.
(ii)	Realization upon extinction of the plan.
(iii)	Realization upon maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Realization upon write-off of subsidiary abroad.
(v)	Realization upon divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

31                Earnings per share

Basic and diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and class “A” preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 30 (g). Due to the limited rights for class “B” shares mentioned at the Company’s bylaws, is not applicable the participation of those shares when the period result is a net loss.

The weighted average numbers per share is calculated based on the number of outstanding common and Class “A” preferred shares at the beginning of the period, adjusted by the number of shares repurchased or issued in the period, multiplied by a weighting time factor. There has been no change in the number of shares in fiscal year 2013. The calculation of the weighted average in 2012 is shown below:

		Total of outstanding shares			Weighted average
			Preferred	Total of		Preferred	Total of
		Common	shares class	weighted	Common	shares class	weighted
	Note	shares	"A"	average	shares	"A"	average

As of December 31, 2011		451,668,652	345,300,320	796,968,972	451,668,652	346,451,489	798,120,141

Repurchase of shares	(i)		(1,452,200)	(1,452,200)		(700,738)	(700,738)

As of December 31, 2012		451,668,652	343,848,120	795,516,772	451,668,652	344,599,582	796,268,234

(i)    The shares repurchased were not considered in the calculation of earnings per share since they are not entitled to dividends (Note 30(f)).

Class “A” preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 30(f). There is no highest limit for their participation.

Basic and diluted earnings per share are equal, since the Company does not have any financial instruments which may be convertible in the Company's shares.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

As required by IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

		2013	2012	2011
	Note	Basic and diluted	Basic and diluted	Basic and diluted
	2.1.1(b)		Revised	Revised

Profit (loss) for the period attributed to Company's shareholders
of continued operations		509,697	(1,012,690)	(524,019)

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,437		-
Preferred shares class "B"		360		-
		208,797

Distribution of 6% ??of unit value of common shares		273,796		-

Distribution of plus income, by class
Common shares		15,389
Preferred shares class "A"		11,715
		27,104

Reconciliation of income available for distribution, by class (numerator):
Common shares		289,185	(574,430)	(296,551)
Preferred shares class "A"		220,152	(438,260)	(227,468)
Preferred shares class "B"		360
		509,697	(1,012,690)	(524,019)

Weighted average number of shares, by class (denominator):
Common shares		451,668,652	451,668,652	451,668,652
Preferred shares class "A" (i)		343,848,120	344,599,582	346,451,489
Preferred shares class "B"		593,818
		796,110,590	796,268,234	798,120,141

Profit (loss) per share (in R$)
Common shares		0.6403	(1.2718)	(0.6566)
Preferred shares class "A"		0.6403	(1.2718)	(0.6566)
Preferred shares class "B"		0.6062	-	-

(i)         In the calculation of the weighted average, the shares of the Company that were repurchased were excluded from the base (Note 30(f)).

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

32                Net sales revenues

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Sales revenue
Domestic market		30,236,855	27,409,691	25,574,949
Foreign market		17,532,783	15,572,798	14,143,107
		47,769,638	42,982,489	39,718,056
Sales deductions
Taxes		(6,414,524)	(6,487,401)	(6,395,071)
Sales returns and other		(385,624)	(334,761)	(236,479)
		(6,800,148)	(6,822,162)	(6,631,550)

Net sales revenue		40,969,490	36,160,327	33,086,506

33                Tax incentives

(a)               Income Tax

The PE plant installed in Camaçari (BA) and the PVC plant installed in Marechal Deodoro (AL) benefit from a 75% relief on the income tax levied over the profits obtained from the sale of their production, valid until 2016 and 2019, respectively. The other industrial plants located in the states of BA and AL are currently requesting the renewal of said benefit. The Management of the Company believes it may obtain the renewal of the incentive.

(b)               PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of AL, through the state of Alagoas Integrated Development Program - PRODESIN. These incentives are aimed at the implementation and expansion of a plant in that state and are recorded in the account “net sales revenue” in the statement of operations and in the account “taxes” of Note 32. In 2013, the amount of this incentive was R$50,908 (2012 - R$32,780).

(c)               REINTEGRA

In 2013, the Company determined a credit of R$229,742 (Note 12 (f)) (2012 - R$228,052), which is presented in the account “cost of goods sold”, in the statement of operations.

34                Other operating income (expenses), net

For the year ended December 31, 2013, the main expenditure under this heading refer to the depreciation and maintenance of paralyzed plants, provision for remedying environmental damage and inventory adjustments, that sum R$203,207. Additionally, the Company recorded revenues of R$25,063 due to the reduction in the balance of the installment of Law 11.941/09 (Note 22 (a)).

On December 31, 2013, the main amount is the indemnity received under the supply agreement between Sunoco and Braskem America in the amount of R$235,962.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

35                Financial results

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Financial income
Interest income		281,669	220,169	257,616
Monetary variations		24,117	40,599	59,226
Exchange rate variations		333,424	219,757	423,299
Other		133,928	51,403	18,937
		773,138	531,928	759,078

Financial expenses
Interest expenses		(1,121,761)	(973,195)	(990,053)
Monetary variations		(300,310)	(274,881)	(300,976)
Exchange rate variations		(78,510)	(1,898,677)	(1,659,839)
Inflation adjustments on fiscal debts		(173,864)	(208,186)	(235,769)
Tax expenses on financial operations		(32,884)	(17,289)	(15,640)
Discounts granted		(89,495)	(58,859)	(46,756)
Loans transaction costs - amortization		(6,200)	(27,221)	(21,159)
Adjustment to present value - appropriation		(592,413)	(310,525)	(60,353)
Other		(153,674)	(157,376)	(229,988)
		(2,549,111)	(3,926,209)	(3,560,533)

Total		(1,775,973)	(3,394,281)	(2,801,455)

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Interest income
Held for sale		13,416	5,023	96,386
Loans and receivables		102,623	139,580	96,737
Held-to-maturity		31,147	17,841	16,636
		147,186	162,444	209,759
Other assets not classifiable		134,483	57,725	47,857
Total		281,669	220,169	257,616

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

36                Expenses by nature

The Company chose to present its expenses by function in the statement of operations. As required by IAS 1, the breakdown of expenses by nature is presented below:

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Classification by nature:
Raw materials other inputs		(30,515,643)	(27,812,462)	(25,146,769)
Personnel expenses		(1,953,194)	(1,772,097)	(1,574,303)
Outsourced services		(1,570,320)	(1,633,747)	(1,341,733)
Tax expenses		(9,847)	(8,293)	(54,730)
Depreciation, amortization and depletion		(2,038,366)	(1,902,475)	(1,704,524)
Freights		(1,471,853)	(1,302,899)	(993,428)
Other expenses		(667,123)	(111,229)	(373,787)
Total		(38,226,346)	(34,543,202)	(31,189,274)

Classification by function:
Cost of products sold		(35,820,761)	(32,709,068)	(29,264,970)
Selling and distribution		(1,000,749)	(990,365)	(820,015)
General and administrative		(1,077,934)	(1,071,029)	(1,008,067)
Research and development		(115,812)	(106,197)	(99,083)
Other operating income (expenses), net		(211,090)	333,457	2,861
Total		(38,226,346)	(34,543,202)	(31,189,274)

37                Segment information

Management defined the organizational structure of Braskem based on the types of business, the main products, markets and production processes, and identified five operating and reportable segments - four production segments and one distribution segment. Considering that were not sold the assets of Quantiq and IQAG (Note 2.1.1(b)), the Chemical Distribution segment once again became a reportable segment on December 31, 2013. The information for 2012 and 2011 was revised to include this change.

The current operational segments are the following:

•      Basic petrochemicals: comprises the activities related to the production of basic petrochemicals and the supply of electric energy, steam and compressed air to second-generation producers located in the Camaçari, Triunfo, SP and RJ petrochemical complexes.

•      Polyolefins: comprises the activities related to the production of PE, PP and renewables.

•      Vinyls: comprises the activities related to the production of PVC, caustic soda and chloride.

•      United States and Europe: operations related to PP production in the United States and Europe.

•      Chemical distribution: consists mainly of Quantiq’s operations related to the distribution of petroleum-based solvents, intermediate chemicals, special chemicals and pharmacons.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(a)               Presentation, measurement and conciliation of results

Information by segment is generated in accounting records maintained in accordance with the accounting principles and practices adopted in Brazil, according to IFRS, and which are reflected in the consolidated financial statements.

The eliminations stated in the operating segment information, when compared with the consolidated balances, are represented by sales between segments that are carried out as arm’s length sales.

The results of equity investments recognized in the Company’s statement of operations are presented in Corporate unit. The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

The Company does not disclose assets by segment since this information is not presented to its chief decision maker.

(b)               Main clients

In 2013 and 2012, the Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue.

In 2013, the most significant revenue from a single client amounts to approximately 3% of total net revenues of the Company and refers to the basic petrochemical segment.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c)               Results of operations by segment

		2013
		Reporting segments					Total			Braskem
		Basic			USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
	Note	petrochemicals	Polyolefins	Vinyls	Europe	distribution	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue		25,037,780	16,944,709	2,581,076	6,748,502	891,734	52,203,801	130,289		52,334,090	(11,364,600)	40,969,490
Cost of products sold		(22,561,151)	(14,694,326)	(2,384,543)	(6,419,523)	(761,136)	(46,820,679)	(133,690)		(46,954,369)	11,133,608	(35,820,761)
Gross profit		2,476,629	2,250,383	196,533	328,979	130,598	5,383,122	(3,401)		5,379,721	(230,992)	5,148,729

Operating expenses
Selling, general and distribution expenses		(534,896)	(852,680)	(174,072)	(282,880)	(96,673)	(1,941,201)	(68,576)	(184,718)	(2,194,495)		(2,194,495)
Results from equity investments									(3,223)	(3,223)		(3,223)
Other operating income (expenses), net		(67,835)	(30,673)	(11,179)	(37,621)	(6,537)	(153,845)	196	(57,441)	(211,090)		(211,090)
		(602,731)	(883,353)	(185,251)	(320,501)	(103,210)	(2,095,046)	(68,380)	(245,382)	(2,408,808)		(2,408,808)

Operating profit (loss)		1,873,898	1,367,030	11,282	8,478	27,388	3,288,076	(71,781)	(245,382)	2,970,913	(230,992)	2,739,921

		2012
	2.1.1(b)											Revised
		Reporting segments					Total			Braskem
		Basic			USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
		petrochemicals	Polyolefins	Vinyls	Europe	distribution	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue		23,603,038	14,456,827	2,019,884	5,465,180	898,786	46,443,715	72,652		46,516,367	(10,356,040)	36,160,327
Cost of products sold		(21,793,497)	(13,131,842)	(1,947,749)	(5,272,065)	(751,013)	(42,896,166)	(88,052)		(42,984,218)	10,275,150	(32,709,068)
Gross profit		1,809,541	1,324,985	72,135	193,115	147,773	3,547,549	(15,400)		3,532,149	(80,890)	3,451,259

Operating expenses
Selling, general and distribution expenses		(491,999)	(868,410)	(129,696)	(243,300)	(94,796)	(1,828,201)	(37,823)	(301,567)	(2,167,591)		(2,167,591)
Results from equity investments									(25,807)	(25,807)		(25,807)
Other operating income (expenses), net		(64,050)	(20,012)	1,808	364,798	(265)	282,279	(98,298)	149,476	333,457		333,457
		(556,049)	(888,422)	(127,888)	121,498	(95,061)	(1,545,922)	(136,121)	(177,898)	(1,859,941)		(1,859,941)

Operating profit (loss)		1,253,492	436,563	(55,753)	314,613	52,712	2,001,627	(151,521)	(177,898)	1,672,208	(80,890)	1,591,318

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

		2011
	2.1.1(b)											Revised
		Reporting segments					Total			Braskem
		Basic			USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
		petrochemicals	Polyolefins	Vinyls	Europe	distribution	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue		23,080,909	12,854,346	1,730,894	3,283,828	774,923	41,724,900	146,224		41,871,124	(8,784,618)	33,086,506
Cost of products sold		(20,874,367)	(11,729,117)	(1,608,055)	(3,136,788)	(631,552)	(37,979,879)	(141,312)		(38,121,191)	8,856,221	(29,264,970)
Gross profit		2,206,542	1,125,229	122,839	147,040	143,371	3,745,021	4,912	-	3,749,933	71,603	3,821,536
		-	-	-	-	-	-	-	-		-	-
Operating expenses		-	-	-	-	-	-	-	-		-	-
Selling, general and distribution expenses		(564,536)	(850,827)	(146,357)	(113,097)	(93,601)	(1,768,418)	(36,266)	(122,481)	(1,927,165)	-	(1,927,165)
Results from equity investments		-	-	-	-	-	-	-	(1,043)	(1,043)	-	(1,043)
Results from business combinations									30,045	30,045		30,045
Other operating income (expenses), net		(10,692)	10,933	(32,126)	(16,899)	7,007	(41,777)	94,199	(49,561)	2,861	-	2,861
		(575,228)	(839,894)	(178,483)	(129,996)	(86,594)	(1,810,195)	57,933	(143,040)	(1,895,302)	-	(1,895,302)
		-	-	-	-	-	-	-	-		-	-
Operating profit (loss)		1,631,314	285,335	(55,644)	17,044	56,777	1,934,826	62,845	(143,040)	1,854,631	71,603	1,926,234

(i)      The other segments, includes the full results of the subsidiary Braskem Idesa.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(d)               Net sales revenue by country

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
Headquarter - Brazil		23,548,870	20,840,355	18,943,399
United States		7,981,211	5,642,946	5,032,359
Singapore		1,514,216	561,669	90,206
Argentina		1,222,729	1,195,728	1,058,825
Netherlands		1,099,945	913,208	862,310
Mexico		680,054	764,244	765,834
United Kingdom		578,351	406,132	434,930
Germany		536,343	583,952	134,363
Italy		318,357	282,671	159,084
Colombia		299,287	219,405	302,180
Chile		282,231	224,956	183,715
Peru		247,427	200,952	-
Uruguay		243,672	263,163	225,832
Poland		221,433	232,004	-
Switzerland		211,371	1,725,665	2,574,025
Japan		190,729	269,672
Spain		186,354	216,405	309,616
Bolivia		154,473	-
Canada		145,378	-	75,482
Paraguay		136,393	-	88,011
France		117,429	136,664
South Korea		90,531	143,036
Venezuela		90,595	152,870
Barbados				742,183
Portugal				106,463
China				85,482
Belgium				34,272
Other		872,111	1,184,628	877,935
		40,969,490	36,160,327	33,086,506

(e)               Net sales revenue by product

	Note	2013	2012	2011
	2.1.1(b)		Revised	Revised
PE/PP		23,693,211	19,922,007	16,138,174
Benzene, toluene and xylene		2,974,235	2,727,659	2,014,110
Ethylene, Propylene		2,875,381	2,502,111	2,237,711
Naphtha, condensate and crude oil		2,548,457	2,019,884	4,356,086
PVC/Caustic Soda/EDC		2,240,950	2,417,416	1,730,894
ETBE/Gasoline		2,015,749	1,751,961	1,557,080
Butadiene		1,194,839	1,643,172	1,547,222
Chemical distribution		879,801	889,190	774,923
Cumene		729,999	646,286	690,170
Solvents		527,083	515,130	487,204
Other		1,289,785	1,125,511	1,552,932
		40,969,490	36,160,327	33,086,506

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(f)                Property plant and equipements and intagibles assets

	2013	2012

Brazil - headquarters country	21,238,537	21,617,382
Mexico	5,684,813	1,255,171
United States of America	1,160,186	1,027,372
Germany	241,069	217,538
Other	1,573	288
	28,326,178	24,117,751

38                Insurance coverage

Braskem, according to the policy approved by the Board of Directors, maintains a broad risk and insurance management program. Specifically in the risk management area, the risk and procedure assessment practices are applied in all companies, in Brazil and abroad, including the acquisition for the period, following the principles adopted by Braskem.

In April 2013, the entire All Risks program of Braskem was renewed. In addition, in 2012, Braskem Idesa contracted insurance to cover the risks related to the construction of the Ethylene XXI Project.

The All-Risks insurance policies of Braskem, which include all assets in Brazil and abroad, have maximum indemnity limits established based on the amounts of maximum possible loss that are deemed sufficient to cover possible claims in view of the nature of the Company’s activities and based on the guidance of its insurance consultants.

The information on the All-Risks policies in effect is presented below:

		Effectiveness	Maximum indemnity limit	Amount insured
	Maturity	(in days)	US$ million	US$ million
Braskem (industrial units in Brazil)	April 8, 2014	372	2,000	24,441
Braskem America and Braskem Alemanha	April 8, 2014	372	250	2,583
Braskem Idesa	September 30, 2015	912	4,148	4,148
Quantiq	May 30, 2014	424	70	70
Total				31,242

Additionally, the Company contracted civil liability, transportation, sundry risk and vehicle insurance. The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

Braskem S.A.

Management’s notes to the financial statements on December 31, 2013

Amounts in thousands of Brazilian real, except where stated otherwise

39                Non-cash operations (Statements of cash flow)

(a)               2013

Capital increase in DAT (Note 1(b)(xxxi)) realized through transfer of assets.

(b)               2012

•         Capital increase of Braskem Distribuidora (Note 1(b)(xiii)).

•         Divestment of equity interests in Braskem Distribuidora and Cetrel (Note 5), with the stipulated receipt for 2013.

40                Subsequent events

On January 16, 2014, Braskem issued Notes amounting to US$500 million in bonds, with coupon of 6.45% p.a. and maturing in February 2024. This was the first issue of Bonds by Braskem registered with the U.S. Securities and Exchange Commission (SEC). In February 2014, Braskem used the resources captured to partially settle the Bonds of 2017, 2018 and 2020 (Note 19 (c)).

41                Information related to guaranteed securities issued by subsidiaries

Braskem S.A. has fully and unconditionally guaranteed the debt securities issued by Braskem Finance, a 100-percent-owned finance subsidiary of Braskem. There are no significant restrictions on the ability of Braskem to obtain funds from Braskem Finance.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.